 EXHIBIT 99.1

FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

ANNUAL INFORMATION FORM

For the year ended December 31, 2022

Date: March 29, 2023

2070 – 1188 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6E 4A2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

CONTENTS

Important information about this document	4
Reporting currency and financial information	4
Non-IFRS Financial Measures	4
Caution about forward-looking information	4
Examples of forward-looking information in this AIF	5
Material risks	6
Material assumptions	7
National Instrument 43-101 definitions	8
Glossary of units	10
Glossary of elements	10
Glossary of abbreviations and acronyms	10
Cautionary note to US investors	11

About First Mining	12
Vision and strategy	12
General overview of our business	13
Three-year history	16
Recent developments	24
Corporate organization	26
Our projects	27

Material Properties	28

Springpole	28
Technical report	28
Project description, location and access	28
History	32
Geological setting, mineralization and deposit types	33
Exploration	34
Drilling	35
Sampling, analysis and data verification	36
Mineral processing and metallurgical testing	40
Mineral resource estimates	42
Mineral reserve estimates	43
Mining methods	43
Processing and recovery operations	44
Infrastructure, permitting and compliance activities	45
Capital and operating costs	48
Exploration, development and production	51
Recent developments	51

Duparquet	56
Technical report	56
Project description, location and access	56
History	57
Geological setting, mineralization and deposit types	60
Exploration	61
Drilling	61
Sampling, analysis and data verification	62
Mineral processing and metallurgical testing	65
Mineral resource estimates	70
Recent developments	73

Page 2

CONTENTS (continued)

Cameron	74
Technical report	74
Project description, location and access	74
History	75
Geological setting, mineralization and deposit type	76
Exploration	76
Drilling	76
Sampling, analysis and data verification	77
Mineral processing and metallurgical testing	82
Mineral resource estimates	82
Recent developments	84

Non-material properties	85

Risks that can affect our business	91
Types of risk	91
Exploration, development, production and operational risks	91
Financial risks	96
Political risks	100
Regulatory risks	101
Environmental risks	103
Industry risks	104
Other risks	105

Investor information	111
Share capital	111
Common shares	111
Preferred shares	112
Security-based compensation and convertible securities	112
Material contracts	118
Market for our securities	118
Prior sales	118
Trading activity	120
Our team	121
Audit Committee information	128
Interests of experts	130
Additional information	131

Appendix A - Audit Committee Charter	132

Page 3

Important information about this document	Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

This annual information form (“AIF”) provides important information about the Company.  It describes, among other things, our history, our markets, our exploration and development projects, our Mineral Resources and Mineral Reserves, sustainability, our regulatory environment, the risks we face in our business and the market for our shares.

Reporting currency and financial information

The reporting currency of the Company is Canadian dollars.  Unless we have specified otherwise, all dollar amounts (“$”) referred to in this AIF are in Canadian dollars.  Any references to “US$” mean United States (US) dollars. On December 31, 2022, the exchange rate of US dollars into Canadian dollars, being the average exchange rate published by the Bank of Canada, was US$1.00 equals $1.35.

Non-IFRS Financial Measures

In this AIF we refer to future estimates of financial measures that are not IFRS financial measures (“Non-IFRS Financial Measures”). These financial measures are widely used in the mining industry as a benchmark for performance but do not have standardized meanings prescribed by IFRS and may differ from methods used by other companies with similar descriptions. Non-IFRS Financial Measures should not be considered in isolation or in substitute for measures of performance prepared in accordance with IFRS.

These Non-IFRS Financial Measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Project and to plan and assess the overall effectiveness and efficiency of mining operations. Non-IFRS Financial Measures included in this AIF are as follows:

•	Total Cash Costs and Total Cash Costs per Gold Ounce - Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the AIF in regards to the Springpole Project include mining costs, processing, water and waste management costs, on-site general and administrative costs, treatment and refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

•	All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce - AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the AIF is in regards to the Springpole Project includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

The AISC and Total Cash Costs are future estimates only and, as the Company has not generated production from the Springpole Project to date, no comparable historical figures are available.

Caution about forward-looking information

This AIF includes statements and information about our expectations for the future.  When we discuss our strategy, business prospects and opportunities, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under applicable securities laws.  We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

•

It typically includes words and phrases about the future, such as expect, believe, estimate, anticipate, plan, intend, predict, goal, target, forecast, project, scheduled, potential, strategy and proposed (see examples listed below).

•

It is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in the light of management's experience and perception of historical trends, current conditions and expected future developments, including those we have listed below, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, because of the risks associated with our business. We list a number of these material risks on the next page. We recommend you also review other parts of this AIF, including the section “Risks that can affect our business” starting on page 88, which discuss other material risks that could cause our actual results to differ from current expectations.

Page 4

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects.  It may not be appropriate for other purposes.  We will not update or revise this forward-looking information unless we are required to do so by applicable securities laws.

Examples of forward-looking information in this AIF

•	statements regarding future acquisitions of mineral properties
•	statements relating to our vision and strategy
•	statements relating to our plans or intentions to pay, or not pay, a dividend to our shareholders
•	our intention to de-risk our material assets through exploration, drilling, calculating resource estimates, conducting economic studies and other activities;
•	our intention to utilize our management team’s expertise to successfully permit and construct producing mines at our material assets
•	statements relating to the criteria we will use when assessing potential acquisitions
•	our belief that we will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge
•	statements regarding our intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development
•	our ability to raise the capital necessary to fund our operations and the potential development of our properties
•	our ability to obtain the resources to conduct exploration and development activities on our properties
•	our belief that the policies and procedures implemented by our executive management team provide a safe working environment for all of our employees, consultants, contractors and stakeholders
•	forecasts relating to market developments and trends in global supply and demand for gold
•	our ability to work with the various Indigenous communities in relation to the development of our projects
•	our intention to continue to make expenditures to ensure compliance with applicable laws and regulations
•	our intentions and expectations regarding exploration or drilling at any of our mineral properties
•	statements regarding potential increases in the ultimate recovery of gold and silver from our properties, including the Springpole Project

Page 5

•	statements regarding regulatory approval and permitting, including but not limited to the Environmental Assessment process currently underway and our plans to complete a Feasibility Study on the Springpole Project
•	statements regarding continued drilling and other exploration activities at the Springpole Project
•	statements regarding future drilling by Auteco Minerals Ltd. at the Pickle Crow Project
•	statements regarding future exploration, drilling and operational activities at the Cameron Gold Project and the Duparquet Project
•	statements regarding future activities by Big Ridge Gold Corp. at Hope Brook and our ownership of securities of Big Ridge Gold Corp.
•	statements regarding future activities at the Swain Property, Birch Properties and Vixen Properties and our expectations and intentions regarding our involvement in such properties
•	our intentions and expectations regarding exploration at any of our mineral properties
•	forecasts relating to mining, development and other activities at our operations
•	statements regarding projected capital and operating costs, net present value, AISC, Total Cash Costs and internal rate of return and cash flows of the Springpole Project
•	future royalty and tax payments and rates
•	future work on our non-material properties
•	our Mineral Reserve and Mineral Resource estimates
•	statements regarding future consideration payable to First Mining pursuant to the Silver Stream Agreement and the Treasury Metals SPA

Material risks

•	exploration, development and production risks	•	we may be affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	operational hazards	•	there may be defects in, or challenges to, title to our properties

•	global financial conditions including supply chain issues, increased inflation, economic sanctions and the impact of armed hostilities, such as those ongoing in the Ukraine	•	our current or future mineral tenure or operations may be challenged by one or more groups of Indigenous rights holders

•	commodity price fluctuations	•	some of our mineral projects have legacy environmental issues as a result of past operations which we may need to remediate

•	availability of capital and financing on acceptable terms	•	we may lose our interest in certain projects if we fail to make certain required payments or minimum expenditures

•	we have no history of commercially producing metals from our mineral exploration properties	•	we may be unable to enforce our legal rights under our existing agreements, permits or licences, or may be subject to litigation or arbitration that has an adverse outcome

•	our Mineral Reserve and Mineral Resource estimates may not be reliable, or we may encounter unexpected or challenging geological, hydrological or mining conditions	•	we may be adversely affected by currency fluctuations, volatility in securities markets and volatility in mineral prices and interest rates

•	our exploration plans may be delayed or may not be successful

•	we may not be able to obtain or maintain necessary permits or approvals from government authorities

Page 6

•	accidents or equipment breakdowns may occur	•	uncertainties and substantial expenditures related to determining whether Mineral Resources or Mineral Reserves exist on a property

•	the cyclical nature of the mining industry	•	we may not be able to attract and retain suitable specialized personnel

•	there may be changes to government regulations or policies, including tax and trade laws and policies	•	the impact of increased costs on the calculation of Mineral Reserves and on the economic viability of projects

•	we may be adversely affected by changes in foreign currency exchange rates, interest rates or tax rates	•	future sales by existing shareholders could reduce the market price of our shares

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, may prove to be inaccurate	•	climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions

•	we may be impacted by natural phenomena, including inclement weather, fire, flood and earthquakes and the impacts of climate change	•	we are exposed to risks associated with our equity holdings in other public companies

•

our operations may be disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents or equipment, equipment failure, lack of tailings capacity, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risk

		•	we may be impacted by public health crises, such as the COVID-19 pandemic (“COVID-19”)

Material assumptions

•	the assumptions regarding market conditions upon which we have based our capital expenditure expectations
•	the availability of additional capital and financing on acceptable terms, or at all
•	our Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based are reliable
•	the success of our exploration plans
•	our expectations regarding spot prices and realized prices for gold and other precious metals
•	market developments and trends in global supply and demand for gold meeting expectations
•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates
•	our reclamation expenses
•	the geological conditions at our properties
•	the underlying title to each of our properties is valid and will continue to be so
•	our ability to satisfy payment and minimum expenditure obligations in respect of certain of our properties
•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals without undue delay
•	our operations are not significantly disrupted as a result of natural disasters, governmental or political actions, public health crises, such as the COVID-19 outbreak, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to our activities, equipment failure, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risks
•	our ability to maintain the support of stakeholders and rights holders necessary to develop our mineral projects including, without limitation, Indigenous rights holders
•	the accuracy of geological, mining and metallurgical estimates
•	maintaining good relationships with the communities in which we operate

Page 7

National Instrument 43-101 definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”).

Qualified Person

The term “Qualified Person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Mineral Resource

The term “Mineral Resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

The term “Inferred Mineral Resource” refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and limited sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

The term “Indicated Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to reasonably assume geological and grade or quality continuity between points of observation.  An Indicated Mineral Resource has a lower level of confidence than that applying to a “Measured Mineral Resource” and may only be converted to a “Probable Mineral Reserve”.

Page 8

Measured Mineral Resource

The term “Measured Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade or quality continuity between points of observation.  A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource.  It may be converted to a “Proven Mineral Reserve” or to a Probable Mineral Reserve.

Mineral Reserve

The term “Mineral Reserve” refers to that part of a Measured and/or Indicated Mineral Resource which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors).  It includes diluting materials that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility, as well as allowances for losses which may occur when the material is mined or extracted, and Mineral Reserves are defined by studies at pre-feasibility or feasibility level, as appropriate.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The term Mineral Reserve does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does, however, signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

The term “Probable Mineral Reserve” refers to the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource.  The confidence in the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) applying to a Probable Mineral Reserve is lower than that applying to a “Proven Mineral Reserve”.  Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve

The term “Proven Mineral Reserve” refers to the economically mineable part of a Measured Mineral Resource.  A Proven Mineral Reserve implies that the Qualified Person has the highest degree of confidence in the estimate and the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors).  Use of the term is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit.  Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Page 9

Glossary of units

Unit	Abbreviation
centimetre(s)	cm
cubic metre(s)	m3
day	d
degree(s)	°
foot/feet (as context requires)	ft.
gram(s)	g
grams per tonne	g/t
hectare(s)	ha
kilogram(s)	kg
kilometre(s)	km
metre(s)	m
micrometre(s)	µm
million ounces	Moz.
million cubic metres	Mm3
million tonnes	Mt
ounce(s)	oz.
ounce(s) per tonne	oz./t
parts per million	ppm
square kilometre(s)	km2
square metre(s)	m2
tonne(s)	t
tonnes per cubic metre	t/m3

Glossary of elements

Element	Abbreviation
copper	Cu
gold	Au
silver	Ag

Glossary of abbreviations and acronyms

All-In Sustaining Costs	AISC
Canadian Environmental Assessment Act	CEAA
Carbon-in-Pulp	CIP
Cut-off Grade	COG
Environmental Impact Statement	EIS
Engineering, Procurement and Construction Management	EPCM
General and Administrative	G&A
Internal Rate of Return	IRR
Life-of-Mine.	LOM
National Instrument 43-101	NI 43-101
Net Present Value	NPV
Net Smelter Return	NSR
Non-Acid Generating	NAG
Potentially Acid Generating	PAG
Pre-Feasibility Study	PFS
Preliminary Economic Assessment	PEA
Quality Assurance	QA
Quality Control.	QC
Waste Storage Facility	WSF

Page 10

Cautionary note to US investors

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained or incorporated by reference in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Page 11

About First Mining

First Mining Gold Corp. is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd.

We are advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, in the US on the OTC-QX under the trading symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.  Our management team has decades of experience in evaluating, exploring and developing mineral assets.

First Mining Gold Corp.

(TSX: FF; OTC-QX: FFMG; Frankfurt: FMG)

Head Office:                                           Registered & Records Office:

First Mining Gold Corp.                       Bennett Jones LLP

Suite 2070                                              Suite 2500, Park Place

1188 West Georgia Street                   666 Burrard Street

Vancouver, BC  V6E 4A2                     Vancouver, BC  V6C 2X8

Canada                                                    Canada

Telephone: 604.639.8848

Vision and strategy

We hold a portfolio of seven (7) mineral assets in Canada, with a focus on gold, along with a number of marketable securities.  Our vision is to advance our material assets toward a construction decision and, ultimately, to production.

To achieve this goal, our strategy is to:

•	advance the Springpole Project to a construction decision by taking Springpole through the environmental assessment process and completing a feasibility study;

•	enhance the Springpole Project by exploring the consolidated mineral tenure in the prospective Birch-Uchi greenstone belt;

•	advance the Duparquet Project by completing environmental baseline, engineering and economic studies to scope a project that demonstrates robust economic return and addresses the environmental legacy of the past producing mine;

•	de-risk our other material assets through exploration, drilling, calculating resource estimates, conducting engineering, environmental and economic studies, advancing the projects through permitting processes and other activities;

•	surface value from our portfolio of assets by finding partners to help advance them by committing financial and human capital to advance and de-risk them, and ultimately monetizing those projects to provide funding to advance our material assets

•	utilize our management team’s expertise to successfully permit, finance and construct producing mines at our material assets, either on our own or with financial or operating partners; and

•	continue to grow our asset base by acquiring additional mineral assets.

Page 12

We may acquire additional mineral assets in the future.  We consider the following criteria when assessing potential acquisition targets:

•	Quality of asset - we consider factors such as economics, grade, size and exploration potential, metallurgy and mineability (eg. strip ratio) when assessing a new mineral property.

•	Location - we are focused on assets located in politically stable and mining friendly jurisdictions.

•	Compatibility with our existing asset base - we consider whether a project can improve the economic or strategic value of our existing projects.

•	Availability of infrastructure - we consider whether the project has good access to power, water, highways, ports and a labour force.

•	Holding costs - we take into account the holding costs (eg. assessment work requirements) and annual taxes payable on the mineral claims when deciding whether to acquire a new mineral property.

•	Valuation - we look for attractively valued resources to add to our portfolio.

General overview of our business

We are in the exploration and development stage, and we do not currently own any producing properties.  Consequently, we have no current operating income or cash flow from our properties, nor have we had any income from operations in the past three financial years.  At this time, our operations are primarily funded by equity and other financings.

An investment in First Mining is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties.  We encourage readers to carefully read this AIF in its entirety, including the section “Risks that can affect our business” starting on page 96 which discusses certain material risks related to our business, operations and prospects.

Principal products

We are currently in the exploration and development stage and do not produce or sell mineral products.  Our principal focus is on gold.

Specialized skills and knowledge

Our business requires individuals with specialized skills and knowledge in the areas of geology, drilling, geophysics, geochemistry, metallurgy, engineering and mineral processing, implementation of exploration programs, mine engineering, environmental assessment and mine permitting, acquisitions, capital raising, mine finance, accounting, and environmental compliance.  In order to attract and retain personnel with such skills and knowledge, we seek to maintain competitive remuneration and compensation packages and to provide a work environment that allows our team members to grow professionally and personally.  To date, we have been able to locate and retain such professionals in Canada and in the US, and we believe we will be able to continue to do so.

Competitive conditions

The precious metal mineral exploration and mining industry is very competitive in all phases of exploration and development, and we compete with numerous other companies and individuals in the search for, and the acquisition and development of, attractive precious metal mineral properties.

Page 13

As a result of this competition, we may at times compete with other companies that have greater financial resources and technical facilities, and we may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labour, which means that there may be times where we are unable to attract or retain qualified personnel.  As well, we cannot assure you that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us.

Cycles

The mining business is subject to commodity price cycles.  The financial markets for mining in general and mineral exploration and development in particular, continued to be weak through to the end of 2022 and, as a result of the COVID-19 crisis and the more recent crisis and hostilities in the Ukraine, markets are experiencing extreme volatility as of the date of this AIF and has led to increases in the rate of inflation which has, in turn, led to increases in interest rates.  The long-term effects of these crises on financial markets and the economy in general is at present unknown. If the global economy stalls and commodity prices decline as a consequence, a continuing period of lower prices and/or higher costs could significantly affect the economic potential of many of our current properties and may result in First Mining ceasing work on, or dropping its interest in, some or all of our properties.  As we do not currently undertake production activities, our ability to fund ongoing exploration is affected by the availability of financing (and particularly equity financing) which, in turn, is affected by the strength of the economy, commodity prices, interest rates, inflation and other general economic factors.  Global economies are currently experiencing high levels of inflation.  In response to inflation, governments have and may continue to raise interest rates.  Our exposure to changes in interest rates results from investing activities undertaken to manage our liquidity and capital requirements.  In addition, the increase in rates may impact the cost of the Company to advance exploration and development.  There can be no assurances that interest rates will not continue to increase, perhaps materially, and if they do, they may have a material adverse effect on our business and financial position.

In addition, our mineral exploration activities may be subject to seasonality due to adverse weather conditions at our project sites.  Drilling and other exploration activities on our properties may be restricted during the winter season as a result of various weather-related factors including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice or other weather-related factors, all of which may exacerbated by climate change.  In addition, access to the Springpole site for bulk material haulage is by a winter ice road.  The quality, functionality and duration of this access depends on temperatures being cold enough for a sufficient period of time, the length of which is variable and subject to the impacts of climate change which in general has led to shorter and milder winters.  Failure to build or maintain winter access can result in delays in our work programs and higher operating costs.

Economic dependence

Our business is dependent on the acquisition, exploration, development and operation of mineral properties.  We are not dependent on any contract to sell our products or services or to purchase the major part of our requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which our business depends.

Employees

As of the date of this AIF, we have 33 full-time employees, and we also utilize a variable number of fixed-term employees, consultants and contractors as needed to carry on many of our activities and, in particular, to supervise and carry out the work programs at our mineral projects.

Environmental protection

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters, and we conduct our mineral exploration activities in compliance with applicable environmental protection legislation.

Page 14

We may be held liable should environmental problems be discovered that were caused by former owners and operators of our mineral projects.  Specifically, at the Duparquet Project, we are aware of certain legacy environmental issues relating to the past operation of the Beattie and Donchester mines in the 1930s to 1950s, including the presence of 3,500 tonnes of arsenic trioxide roaster dust that has been stored on the site since the mine ceased operations.  We are proactively working with the relevant ministries in Quebec to develop a plan to address these legacy environmental issues at Duparquet through the development of a new mine.

New environmental laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse effect on us, both financially and operationally, by potentially increasing capital and/or operating costs and delaying or preventing the development of our mineral properties.

We believe that the policies and procedures implemented by our executive management team provide a safe working environment for all our employees, consultants, contractors, stakeholders and rights holders.  We recognize that safety and environmental due diligence are significant contributors to the long-term sustainability of our operations and support our objective of projects being completed in a cost effective and timely manner with excellent quality control.

Bankruptcy and similar procedures

There are no bankruptcies, receivership or similar proceedings against us, nor are we aware of any such pending or threatened proceedings.  We have not commenced any bankruptcy, receivership or similar proceedings during our history.

Page 15

Three-year history

2020

February

•	We announced the resignation of Dr. Christopher Osterman from our board of directors (the “Board”).

•	We announced the closing of the first tranche of a non-brokered private placement offering, raising aggregate gross proceeds of $2.5 million (the “2020 Tranche 1 Offering”), pursuant to which we issued 10,000,000 FT Units at a price of $0.25 per FT Unit. Each FT Unit consists of one Flow-Through Share and one-half of one Warrant. Each whole Warrant entitled the holder to acquire one common share of First Mining at a price of $0.33 and expired on February 14, 2023. The gross proceeds raised from the sale of the FT Units under the 2020 Tranche 1 Offering were used by First Mining for expenditures that qualified as “Canadian Development Expenses” (“CEE”) as defined in the Income Tax Act (Canada) on our Springpole Project. Such expenditures were renounced to subscribers effective no later than December 31, 2020.

•	We announced the closing of the second tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $5.1 million (the “2020 Tranche 2 Offering”), pursuant to which we issued 23,328,818 Units at a price of $0.22 per Unit. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitled the holder to acquire one common share of First Mining at a price of $0.33 and expired on February 28, 2023. The net proceeds raised from the sale of the Units under the 2020 Tranche 2 Offering were used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes.

March

•	We announced the closing of the third and final tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $0.9 million (the “2020 Tranche 3 Offering”), pursuant to which we issued 4,091,500 Units at a price of $0.22 per Unit. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitled the holder to acquire one common share of First Mining at a price of $0.33 and expired on March 6, 2023. In total, we raised gross proceeds of approximately $8.5 million across the 2020 Tranche 1 Offering, the 2020 Tranche 2 Offering and the 2020 Tranche 3 Offering.

•	We announced that we had entered into a definitive earn-in agreement (the “Pickle Crow Earn-In Agreement”) with Auteco Minerals Ltd. (“Auteco”) pursuant to which Auteco, through a subsidiary, can earn up to an 80% interest in PC Gold Inc. (“PC Gold”), a wholly-owned subsidiary of First Mining at that time, which owns the Pickle Crow gold project located in Ontario (the “Pickle Crow Project”). For a summary of the key terms of the Pickle Crow Earn-In Agreement, see the section in this AIF entitled “Investor information - Material contracts - Pickle Crow Earn-In Agreement”.

April

•	We announced the appointments of Mr. Richard Lock and Ms. Aoife McGrath to our Board, and the concurrent retirement of Dr. David Shaw and Mr. Michel Bouchard from the Board.

Page 16

June

•	We announced that we had entered into a definitive share purchase agreement (the “Treasury Metals SPA”) with Treasury Metals Inc. (“Treasury Metals”) in respect of the sale of all the issued and outstanding shares of Tamaka Gold Corporation (“Tamaka”), a wholly-owned subsidiary of First Mining and owner of the Goldlund gold project located in Ontario (the “Goldlund Project”), to Treasury Metals (the “Treasury Metals Transaction”). In exchange for acquiring all of the issued and outstanding shares of Tamaka, Treasury Metals issued First Mining 130,000,000 common shares (the “TML Shares”) and 35,000,000 warrants (the “TML Warrants”) with an exercise price of $0.50 and a three-year term. First Mining was also granted a 1.5% NSR royalty on the Goldlund Project, one third (0.5%) of which can be bought back by Treasury Metals at any time in exchange for a $5,000,000 cash payment. Upon receipt of a mining lease to extract material from an open pit mine at the Goldlund Project, Treasury Metals will pay First Mining $2,500,000, and it will pay an additional $2,500,000 to First Mining upon 300,000 tonnes or ore being extracted from the Goldlund Project.

•	First Mining announced that it, along with Gold Canyon Resources Inc. (“Gold Canyon”), a wholly-owned subsidiary of First Mining, had entered into a silver purchase agreement (the “Silver Stream Agreement”) with First Majestic Silver Corp. (“First Majestic”) in relation to our Springpole gold project located in Ontario (the “Springpole Project”), pursuant to which First Majestic has agreed to pay First Mining total consideration of US$22.5 million for the right to purchase 50% of the payable silver produced from Springpole for the life of the project (the “Silver Stream”). At the time of execution of the Silver Stream Agreement, two of our directors, Keith Neumeyer and Raymond Polman, were officers and/or directors of First Majestic and, accordingly, abstained on voting on the approval of the Silver Stream Agreement. For a summary of the key terms of the Silver Stream Agreement, see the section in this AIF entitled “Investor information - Material contracts - Silver Stream Agreement”.

July

•	We announced that we had closed the Silver Stream transaction with First Majestic.

August

•	We announced that we had closed the Treasury Metals Transaction, which resulted in the combination of the Goldlund Project with Treasury Metals’ adjacent Goliath gold project to create a district-scale, multi-million-ounce gold project in a favourable mining jurisdiction. Upon closing the Treasury Metals Transaction, First Mining and Treasury Metals entered into an investor rights agreement (the “TML Investor Rights Agreement”) pursuant to which First Mining was entitled to nominate three directors of the Treasury Metals’ board following closing of the transaction. The TML Investor Rights Agreement specifies that, if after closing, our share position in Treasury Metals is reduced to between 10% and 19.9%, we would have the right to nominate two directors to the Treasury Metals’ board and, if our share position is reduced to between 5% and 9.9%, we would have the right to nominate only one director to the Treasury Metals’ board. Subsequent to the Treasury Metals Transaction, Treasury Metals completed a 3:1 share consolidation.

•	We announced the closing of an over-subscribed bought deal offering (the “Bought Deal Financing”) pursuant to which First Mining issued 57,500,000 Units (including 7,500,000 Units issued in connection with the exercise in full of the over-allotment option that had been granted to the Underwriters (as defined below) in connection with the Bought Deal Financing) at a price of $0.50 per Unit for aggregate gross proceeds of $28,750,000. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of First Mining at a price of $0.70 and expired on August 26, 2022. The Units issued under the Bought Deal Financing were offered by way of a prospectus supplement and were sold through a syndicate of underwriters led by Cormark Securities Inc. and including BMO Nesbitt Burns Inc. and H.C. Wainwright & Co., LLC (collectively, the “Underwriters”). The net proceeds raised from the sale of the Units under the Bought Deal Financing are being used by First Mining for exploration, development and permitting activities at our Canadian gold projects, potential acquisitions, as well as for working capital and general corporate purposes.

Page 17

November

•	We announced the appointment of Ms. Leanne Hall to our Board.

December

•

We announced that we had completed a transaction with Metalore Resources Limited (“Metalore”) pursuant to which we acquired from Metalore the East Cedartee claims which are located between our Cameron claim block (which includes the “Cameron Gold Deposit” that hosts the current Mineral Resource on the Cameron property) and our West Cedartree claim block (which includes the Dubenski and Dogpaw deposits on the Cameron property). The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at the Cameron gold project located in Ontario (the “Cameron Project”) into a single contiguous block and adds a further 3,200 hectares to the 49,600 hectares that we already hold in the district. See the section in this AIF entitled “Cameron - Recent developments” for further details about this transaction.

2021

January

•	We announced the positive results of a Pre-Feasibility Study (the “Springpole PFS”) that had been completed for our Springpole Project which supports a 30,000 tonnes-per-day open pit mining operation over an 11.3 year mine life. Highlights of the Springpole PFS are as follows:

o	US$1.5 billion pre-tax net present value at a 5% discount rate (“NPV5%”) at US$1,600/oz gold (“Au”), increasing to US$1.9 billion at US$1,800/oz Au;

o	US$995 million after-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au;

o	36.4% pre-tax internal rate of return (“IRR”); 29.4% after-tax IRR at US$1,600/oz Au;

o	Life of mine (“LOM”) of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life;

o	After-tax payback of 2.4 years;

o	Declaration of Mineral Reserves: Proven and Probable Mineral Reserves of 3.8 Moz Au, 20.5 Moz silver (“Ag”) (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag);

o	Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs;

o	Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM);

o	Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1); and

o	All-in sustaining costs (“AISC”) of US$577/oz (Years 1 to 9), and AISC US$645 (LOM) (2)

Notes:

Base case parameters for the Springpole PFS assume a gold price of US$1,600/oz and a silver price of US$20, and an exchange rate (C$ to US$) of 0.75.  All currencies are reported in U.S. dollars unless otherwise specified.  NPV calculated as of the commencement of construction and excludes all pre-construction costs.

(1)

Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties. It does not include Company level G&A. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

(2)	AISC consists of total cash costs plus sustaining and closure costs. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

See the section of this AIF entitled “Material Properties - Springpole” for further details of the Springpole PFS.

Page 18

March

•	We announced that we had entered into a three-year option agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which we may earn a 100% interest in Exiro’s Swain Post property in northwestern Ontario through future cash and share payments to Exiro during the term of the option, and by completing all assessment work requirements on the property during the option term. The Swain Post property comprises 237 single cell mining claims covering nearly 5,000 hectares. It is located approximately 20 km west of the Springpole Project and approximately 5 km west of the western-most property boundary at Springpole.

•	We filed a technical report for the Springpole PFS that was prepared for us in accordance with NI 43-101 by AGP Mining Consultants Inc. The technical report, which is entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada” (report date: February 26, 2021; effective date: January 20, 2021), can be found under our SEDAR profile at www.sedar.com, and on our website at www.firstmininggold.com. See the section of this AIF entitled “Material Properties - Springpole” for further details of the technical report for the Springpole PFS.

•	We announced that Auteco had completed its $5 million expenditure requirement in respect of Stage 1 of its earn-in to PC Gold pursuant to the Pickle Crow Earn-In Agreement.

April

•	First Mining announced that it, along with Coastal Gold Corp. (“Coastal Gold”), a wholly-owned subsidiary of First Mining, had entered into a definitive earn-in agreement (the “Hope Brook Earn-In Agreement”) with Big Ridge Gold Corp. (“Big Ridge”) pursuant to which Big Ridge may earn up to an 80% interest in our Hope Brook gold project located in Newfoundland (the “Hope Brook Project”) through a two-stage earn-in over a five year period (the “Big Ridge Transaction”). For a summary of the key terms of the Hope Brook Earn-In Agreement, see the section in this AIF entitled “Investor information - Material contracts - Hope Brook Earn-In Agreement”.

•	We announced that we had entered into a definitive earn-in agreement with Whitefish Exploration Inc. (“Whitefish”) pursuant to which we may earn up to a 100% interest in Whitefish’s Swain Lake property ("Swain Property") located in northwestern Ontario through a two-stage earn-in process. We have a three-year option to earn an initial 70% interest in the Swain Property by incurring $500,000 in qualifying expenditures, making cash payments totalling $200,000 and share payments totalling $425,000. Upon completing the first stage of the earn-in we will have a two-year option to acquire the remaining 30% interest in the Swain Property by making a $1 million cash payment and a $1 million share payment to Whitefish. The Company will hold any interest it acquires in the Swain Property through its wholly-owned subsidiary Gold Canyon and in the event only the first stage of the earn-in is completed, Gold Canyon and Whitefish will enter into a joint venture agreement with respect to the Swain Property.

Page 19

June

•	We announced the closing of the Big Ridge Transaction.

•	We announced that Auteco had issued 100,000,000 of its common shares to us and had accordingly completed the first stage of its earn-in requirements with respect to Pickle Crow. As a result, Auteco earned a 51% interest in PC Gold, the Company that owns Pickle Crow (and that was a wholly-owned subsidiary of First Mining up until completion by Auteco of the stage 1 earn-in). In connection with Auteco earning a 51% interest in PC Gold, the Company and Auteco entered into a joint venture shareholders agreement in respect of PC Gold. For further details, see the section in this AIF entitled “Investor Information - Material contracts - Pickle Crow Earn-In Agreement”.

July

•	In connection with the Treasury Metals Transaction, we distributed an aggregate of 23,333,333 TML Shares and 11,666,666 TML Warrants of Treasury Metals to our shareholders (the "Treasury Metals Distribution") on July 15, 2021. Immediately upon completion of the Treasury Metals Distribution, the Company held 19,999,999 TML Shares, or approximately 15.36% of Treasury Metals’ common shares and no TML Warrants. Accordingly, pursuant to the terms of the TML Investor Rights Agreement, we currently have the right to nominate two directors to the Treasury Metals’ board.

•	We announced that we had entered into a mineral exploration agreement with Animakee Wa Whing #37 First Nation regarding, among other things, the protocol for communication and engagement between the parties in relation to the Company’s planned activities at the Cameron Project.

August

•	We announced that Auteco had fulfilled the stage 2 earn-in requirements with respect to the Pickle Crow Project by incurring $5 million in qualifying expenditures, paying $1 million in cash to the Company and granting the Company a 2% NSR royalty on Pickle Crow, half of which can be bought back by Auteco for US$2.5 million. As a result, Auteco increased its ownership in PC Gold from 51% to 70%. For further details, see the section in this AIF entitled “Investor Information - Material contracts - Pickle Crow Earn-In Agreement”.

September

•	We announced the filing of a short form base shelf prospectus (the “2021 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, and a corresponding registration statement on Form F-10 (the “2021 Registration Statement”) with the SEC under the U.S./Canada Multijurisdictional Disclosure System. The 2021 Shelf Prospectus and corresponding 2021 Registration Statement will allow us to undertake offerings of common shares (including common shares issued on a “flow-through” basis), preferred shares, warrants, subscription receipts and units, or any combination thereof, up to an aggregate total of $100 million from time to time during the 25-month period that the 2021 Shelf Prospectus remains effective.

•	We announced that we had entered into a definitive earn-in agreement with ALX Resources Corp. (“ALX”) pursuant to which we, through our wholly-owned subsidiary Gold Canyon, can earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (together, the “Vixen Properties”) which are located near our Springpole Project. We have a three-year option to earn an initial 70% interest in the Vixen Properties by incurring $500,000 in qualifying expenditures, making cash payments totalling $550,000 and share payments totalling $400,000. Upon completing the first stage of the earn-in, we will have a two-year option to acquire the remaining 30% interest in the Vixen Properties by making a $500,000 cash payment and a $500,000 share payment to ALX. The Company will hold any interest it acquires in the Vixen Properties through its wholly-owned subsidiary Gold Canyon and, in the event only the first stage of the earn-in is completed, Gold Canyon and ALX will enter into a joint venture agreement with respect to the Vixen Properties.

•	We announced we had acquired additional claims covering approximately 6,000 hectares within the Birch-Uchi Greenstone Belt. The claims are located adjacent to the Swain Property in respect of which we have a three-year option agreement with Whitefish.

Page 20

October

•	We announced that we had entered into a definitive earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which we, through our wholly-owned subsidiary Gold Canyon, can earn up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties (together, the “Birch Properties”) which are located to the northeast of our Springpole Project. We have a four-year option to earn an initial 51% interest in the Birch Properties by incurring $1,750,000 in qualifying expenditures, making cash payments totalling $350,000 and issuing 1,300,000 shares to Pelangio. Upon completing the first stage of the earn-in we will have a two-year option to acquire an additional 29% interest in the Birch Properties by incurring an additional $1,750,000 in qualifying expenditures and making a $400,000 cash payment to Pelangio. The Company will hold any interest it acquires in the Birch Properties through its wholly-owned subsidiary Gold Canyon and, in the event only the first stage of the earn-in is completed, Gold Canyon and Pelangio will enter into a joint venture agreement with respect to the Birch Properties.

•	We announced the appointment of Mr. James Maxwell as our Vice President, Exploration.

November

•	We announced that we had received a Notice of Approval from the Ontario Ministry of the Environment, Conservation and Parks (the “Ministry”) in regards to the Environmental Assessment Terms of Reference for our Springpole Project. Receipt of the Notice of Approval marks the formal commencement of the provincial environmental assessment process.

2022

January

•	We provided an update on the ongoing technical work at the Springpole Project to further optimize the development plan for Springpole and to further define the project scope for the environmental assessment process and into the feasibility study process. Highlights of such ongoing technical work included:

o

In 2021, taking 2.4 tonnes of metallurgical samples collected from 10 drill holes to form three production composites that underwent advanced metallurgical testing, as well as 10 variability composites. The initial results supported the test work and assumptions that were used in the Springpole Pre-Feasibility Study.

o	Filtration test work to optimize the size of the filter plant.

o	An analysis of potential greenhouse gas emissions from the Springpole Project and determining that opportunities exist to reduce such greenhouse gas emissions.

o

Our commissioning of SLR Consulting to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at Springpole. The study concluded that wind and solar were both viable potential supplemental power sources and warranted further study.

o	During 2021 our environmental field work involved a comprehensive program to supplement the baseline data that had been collected in previous years.

Page 21

•	We announced that Mr. Kenneth Engquist, our Chief Operating Officer, had resigned to pursue another opportunity in the mining industry.

•	We were made aware of a Statement of Claim filed in the Ontario Superior Court of Justice on January 7, 2022 by Cat Lake First Nation and certain other parties (collectively, the “Plaintiffs”) against the Crown (the “Cat Lake Claim”). Amongst other things, the Plaintiffs are seeking an order from the Court that all mineral tenure on lands that the Plaintiffs claim they have exclusive aboriginal title be returned to the Plaintiffs and that all mining permits, leases, license and patents in respect of such lands be cancelled. The Springpole Project is located on the lands subject to this claim and First Mining is continuing to monitor the claim.

February

•	We announced that we had acquired 286,904 additional common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company incorporated under the Business Corporations Act (Ontario) which owns the mining concession that forms the largest part of the Duparquet gold project located in Québec (the “Duparquet Project”), and thereby increased our ownership interest in Beattie from 10% to 25.3%. The purchase price paid for these additional common shares comprised of a $1,272,824 cash payment and the issuance of 7,636,944 First Mining Shares.

March

•	We announced the appointment of Mr. Jeffery Reinson as our Chief Operating Officer, effective March 28, 2022.

June

•	We announced the publication of our inaugural Annual ESG Report (the “ESG Report”), which included a comprehensive review of our ESG commitments, practices, and performance for the 2021 year. Highlights of the ESG Report included:

o

We conducted an analysis of potential greenhouse gas (GHG) emissions from the Springpole Project and developed mitigation plans to reduce such GHG emissions, including tying the Springpole Project to the electrical power grid.

o	We provided $51,000 in sponsorship and investments in 2021, including investments of $33,500 to support community well-being and $17,500 to support traditional land use.

o	We provided $500,000 in capacity support funding for impacted Indigenous Communities and $100,000 funding for Traditional Knowledge studies.

o	We completed a comprehensive assessment of cultural heritage resources present in the Springpole Project area through inclusive Indigenous engagement.

o	We became a founding partner in the Sioux Lookout Mining Centre of Excellence with a first-year goal to provide basic mining training to 150 largely Indigenous youth.

o	We reiterated our commitment to increasing diversity through hiring more female and Indigenous employees.

Page 22

July

•	We announced that we had made an offer to acquire all of the issued and outstanding common shares of Beattie, which owns the mining concession that forms the largest part of the Duparquet Project (the “Beattie Offer”), following our February 2022 announcement where our ownership interest in Beattie increased from 10% to 25.3%. The total consideration of the Beattie Offer was $6,227,176 in cash and the issuance of 39,127,280 First Mining Shares.

•	Concurrent with the Beattie Offer, we announced that we had entered into share purchase agreements to acquire all of the issued and outstanding shares of 2588111 Manitoba Ltd. (“258 Manitoba”) and 2699681 Canada Ltd. (“269 Canada”) (together, the “Concurrent Transactions). 258 Manitoba is a private company that owns the mineral rights to mining claims that make up the former Donchester mining concession and Dumico property that also form a part of the Duparquet Gold Project. 269 Canada is a private company that owns in whole or in part, the surface rights to the Beattie, Donchester and Dumico Properties. The total consideration payable under the Concurrent Transactions was $2,500,000 in cash and the issuance of 20,000,000 First Mining Shares. In aggregate, the total consideration of the Beattie Offer and the Concurrent Transactions was $8,727,177 in cash and 69,127,820 First Mining Shares.

August

•	We announced that Mr. Andrew Marshall, our Chief Financial Officer, had resigned to pursue another opportunity in the mining industry, and we announced the appointment of Lisa M. Peterson as our new Chief Financial Officer, effective September 16, 2022.

•	We announced the closing of the first tranche of a non-brokered private placement offering, raising aggregate gross proceeds of $4.7 million (the “2022 Tranche 1 Offering”), pursuant to which we issued 15,749,868 Flow-Through Shares at a price of $0.30 per Flow-Through Share. The gross proceeds raised from the sale of the Flow-Through Shares under the 2022 Tranche 1 Offering will be used by First Mining to fund exploration programs that qualify as CEE and “flow-through mining expenditures”, as defined in the Income Tax Act (Canada).

September

•	We announced the closing of the final tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $0.6 million (the “2022 Tranche 2 Offering”), pursuant to which we issued 2,000,000 Flow-Through Shares at a price of $0.30 per Share. The net proceeds raised from the sale of the Flow-Through Shares under the 2022 Tranche 2 Offering will be used by First Mining to fund exploration programs that qualify as CEE and “flow-through mining expenditures”, as defined in the Income Tax Act (Canada). In total, we raised gross proceeds of approximately $5.3 million from the 2022 Tranche 1 Offering and the 2022 Tranche 2 Offering.

•	We announced the closing of the Beattie Offer and the completion of the Concurrent Transactions, resulting in us acquiring 100% ownership of the Duparquet Project. In aggregate, the total consideration paid by us in connection with the Beattie Offer and the Concurrent Transactions was $8,727,177 in cash and 71,532,516 First Mining Shares, and the total transaction value was approximately $24 million.

•	We announced that Big Ridge had completed the Stage 1 earn-in requirements (the “Hope Brook Stage 1 Earn-In”) with respect to our Hope Brook Project, as set out in the Hope Brook Earn-In Agreement announced in April 2021. As required under the agreement, Big Ridge has (i) incurred $10 million in qualifying exploration expenditures at the Hope Brook Project, (ii) issued 15,000,000 common shares of Big Ridge to First Mining, and (iii) granted to First Mining a 1.5% NSR royalty on the Hope Brook Project, 0.5% of which can be bought back by Big Ridge for $2 million cash. With the completion of the Hope Brook Stage 1 Earn-In, Big Ridge earned a 51% ownership interest in the Hope Brook Project and has until June 8, 2026 to acquire an additional 29% direct interest in the project.

Page 23

October

•	We filed a technical report for the Duparquet Project that was prepared for First Mining in accordance with NI 43-101 by InnovExplo Inc. The technical report, which is entitled “NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada” (report date: October 6, 2022; effective date: September 12, 2022), can be found under our SEDAR profile at www.sedar.com, and on our website at www.firstmininggold.com. See the section of this AIF entitled “Material Properties - Duparquet” for further details of the technical report for the Duparquet Project.

December

•	We announced that we had entered into a definitive royalty purchase agreement with an affiliate of Sprott Resource Streaming and Resource Corp. (“Sprott”) pursuant to which we sold our 1.5% NSR royalty on the Goldlund Project (the “Goldlund Royalty”) to Sprott for total cash consideration of approximately $9.5 million (the “Goldlund Royalty Transaction”).

Recent developments

2023

January

•	We provided an update on exploration activities at our Birch-Uchi Greenstone Belt (“BUGB”) Project located in the Red Lake Mining District of Ontario, Canada, near the Springpole Project. Highlights of such exploration activities included:

o	We commenced a district district-wide exploration program to unlock the exploration potential on the +70,000-hectare property position located in the underexplored BUGB.

o	District rock sampling programs returned significant gold results across multiple centres of mineralization over the project area.

o	Soil geochemical gap analysis, infill and pioneering surveys were completed over conducive terrains, where an additional +700 samples were collected.

o

We completed a five drill hole campaign, totalling 1,560 m at the Swain Property, with initial results indicative of favourable host lithologies, zones of meaningful width, and increased mineralization around key structures.

•	We announced that through our wholly-owned subsidiary, Duparquet Gold Mines Inc., we had entered into an agreement with IAMGOLD Corporation (“IAMGOLD”) to acquire its Porcupine East property (“Porcupine East Property”), located adjacent to our Duparquet Project and connecting our Pitt and Duquesne gold projects to the east (the “IAMGOLD Transaction”), for total consideration of:

o	2,500,000 First Mining Shares;

o	The grant of a 1.5% NSR royalty on the Porcupine East Property to IAMGOLD;

o	A future contingent payment of $500,000, in cash or First Mining Shares, on the declaration of a minimum of 350,000 oz gold resource estimate on the Porcupine East Property; and

o

A future contingent payment of $1,000,000, in cash or First Mining Shares, to be paid within 12 months of commercial production being declared at the Duparquet Project, as long as any major surface infrastructure related to the Duparquet Project has been constructed on the Porcupine East Property.

Page 24

•	Westward Gold Inc. (“Westward”), successor in interest to Momentum Minerals Ltd., exercised its option to acquire 100% of our Turquoise Canyon Project located in Nevada, and upon exercise of the option, Turquoise Canyon Inc., a wholly-owned subsidiary of Westward, granted us a 2% NSR royalty on the Turquoise Canyon Project, 1% of which can be bought back by Westward for $1 million at any time prior to the first anniversary of commercial production on the property.

February

•	We completed our previously announced acquisition of the Porcupine East Property.

•	We announced that we had completed a transaction with Elemental Altus Royalties Corp. (“Elemental Altus”) pursuant to which we sold to Elemental Altus all of the issued and outstanding shares of one of our wholly-owned subsidiaries that held our non-core royalty portfolio for total consideration of approximately $6.7 million, comprised of $4.7 million in cash and 1,598,162 common shares of Elemental Altus (the “Royalty Portfolio Transaction”). Our royal portfolio sale to Elemental Altus was comprised of 19 royalties across four countries, including the 2% NSR on the Pickle Crow Project and the 1.5% NSR on the Hope Brook Project. The Elemental Altus shares paid to us as part of the consideration are subject to a statutory hold period of four months and one day from the issuance of the shares, expiring on June 22, 2023, along with a contractual restriction that expires six months after the closing date of the Royalty Portfolio Transaction, namely August 21, 2023.

•	We were made aware that the Crown had filed a Statement of Defence and Cross-Claim in the Ontario Superior Court of Justice on February 10, 2023 in respect of the Cat Lake Claim (the “Crown’s Statement of Defence”), with the Crown seeking a dismissal of the Cat Lake Claim and putting forward a cross-claim against the Province of Ontario for contribution and indemnity in the event Canada is found liable to pay monies to the Cat Lake First Nation as a result of the Cat Lake Claim.

Page 25

Corporate organization

The following diagram shows our current corporate structure and material subsidiaries, including the properties held by the various subsidiaries:

Note:

Our other subsidiaries, which each have total assets and revenues less than 10%, and in the aggregate less than 20%, of our total consolidated assets or our total consolidated revenue, are excluded from the above chart.

On March 30, 2015, First Mining was continued out of Alberta under the laws of the Province of British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), and as a result, First Mining is now governed by the laws of the Province of British Columbia.  On January 8, 2018, we changed our name to “First Mining Gold Corp.”.

We are a reporting issuer in the province of British Columbia (our principal reporting jurisdiction) and in each of the other provinces of Canada.  We currently have the following material wholly-owned subsidiaries:

•	Gold Canyon Resources Inc., a company incorporated under the BCBCA.

For more information:

You can find more information about First Mining on SEDAR (www.sedar.com), and on our website (www.firstmininggold.com).

See our most recent management proxy circular dated April 29, 2022 for additional information, including how our directors and officers are compensated, principal holders of our securities, and securities authorized for issuance under our equity compensation plans.

See our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2022 for additional financial information.

The information listed above is not included as part of the Annual Information Form.

•	Cameron Gold Operations Ltd., a company incorporated under the Business Corporations Act (Ontario) (the “OBCA”).

•	Coastal Gold Corp., a company incorporated under the OBCA.

•	Duparquet Gold Mines Inc., a company incorporated under the Canada Business Corporations Act.

Through Duparquet Gold Mines Inc., we own 2699681 Canada Ltd., which itself owns Eldorado Gold Mines Inc., a private company that owns in whole or in part, the surface rights to the Beattie, Donchester and Dumico properties that comprise the Duparquet Project.

We also own a 30% interest in PC Gold Inc., a joint venture company incorporated under the Business Corporations Act (Ontario), which owns the Pickle Crow Project.

Page 26

Our projects

We have interests in mineral properties located in Canada and the United States.  As at December 31, 2022, these properties were carried on our balance sheet as assets with a total book value of approximately $220 million.  The book value consists of acquisition costs plus cumulative expenditures on properties for which the Company has future exploration plans.  The current book value is not necessarily the same as the total cumulative expenditures on each property given the acquisition costs were based on the consideration paid at the time of purchase.  The book value is also not necessarily the fair market value of the properties.

Our material and non-material projects as of the date of this AIF are set out below.

Material projects

•	Springpole Project (Ontario) ………….. p. 31
•	Duparquet Project (Quebec) ………….. p. 60
•	Cameron Project (Ontario) …………….. p. 79

Non-material projects ………………….………….………….p. 90

Page 27

Material Properties

Springpole

Technical report

The description in this section of the Springpole Project is based on the project’s technical report: NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada (report date: February 26, 2021; effective date: January 20, 2021) (the “Springpole Technical Report”). The report was prepared for us in accordance with NI 43-101 by AGP Mining Consultants Inc. (“AGP”) under the supervision of Dr. Gilles Arseneau, Ph.D., P.Geo.; Mr. Gordon Zurowski, P.Eng., Mr. Roland Tosney, P.Eng., Mr. Cameron McCarthy, P.Eng., P.Geo., P.Tech., Mr. Duke Reimer, P.Eng., and Dr. Adrian Dance, Ph.D, P.Eng.; all Qualified Persons within the meaning of NI 43-101.  The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a Qualified Person within the meaning of NI 43-101, but is not independent of us.  All currencies used in this summary of the Springpole Technical Report are in Canadian dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Springpole Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF.  We recommend you read the Springpole Technical Report in its entirety to fully understand the project.  You can download a copy of the Springpole Technical Report from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Project description, location and access

The Springpole Project lies approximately 110 km northeast of the Municipality of Red Lake in northwest Ontario, Canada. The project is centered on a temporary tent-based camp situated on a small land bridge between Springpole Lake and Birch Lake. The latitude and longitude coordinates are:

•	Latitude	N51° 23ʹ 44.3ʺ
•	Longitude	W92° 17ʹ 37.4ʺ

The Universal Transverse Mercator map projection based on the World Geodetic System 1984 zone 15N is:

•	Easting	49,183
•	Northing	5,693,578
•	Average Elevation	395 m

During late spring, summer, and early fall, the Springpole Project is accessible by floatplane direct to Springpole Lake or Birch Lake. All fuel, food, and material supplies are flown in from Red Lake or Sioux Lookut, Ontario, or from Winnipeg, Manitoba, with flight distances of 110 km, 145 km, and 370 km, respectively. The closest road access at present is 18 km away at the extension of the Wenesaga forestry road.

During winter, an ice road approximately 85 km long is constructed from the South Bay landing point on Confederation Lake to a point about 1 km from the Springpole Lake camp. During breakup in spring and freeze-up in fall, access to the Springpole Project is by helicopter. Additional winter access may be available via temporary airstrips cleared on nearby frozen lakes.

Page 28

First Mining acquired 100% of the Springpole Project on November 13, 2015 when it completed the acquisition of Gold Canyon Resources Inc. (“Gold Canyon”).  When the Springpole Project was acquired from Gold Canyon, it consisted of 30 patented mining claims and 300 unpatented, contiguous mining claims and six Crown mining leases, totalling an area of approximately 32,448 ha.  Additional mining claims were subsequently acquired by First Mining in the Satterly Lake area, and the original unpatented ‘legacy’ claims were converted into the new Ontario cell claim system in April 2018.  A further seven mining leases were acquired by Gold Canyon in 2019 by conversion of existing mining claims covering 1,531 ha to mining leases.  The Springpole Project currently comprises 30 patented mining claims, 282 contiguous mining claims and 13 mining leases. The area covered by the Project has increased since 2015 to its current total of 41,943 ha.

Through Gold Canyon, we lease 10 patented mining claims covering a total area of 182.25 ha.  These 10 patented claims are fee simple parcels with all mining and surface rights attached, and registered, together with the notices of lease, with the Land Registry Office in Kenora, Ontario.  The lease is for a term of 21 years less one day and terminates on April 14, 2031.  Pursuant to an amending agreement dated December 11, 2020 among First Mining, Gold Canyon and the leaseholder:

•	We had an option to purchase these 10 patented mining claims from December 11, 2020 until April 15, 2021 (“Purchase Option 1”) for US$7,000,000, of which US$1,000,000 could have been satisfied by the issuance of common shares of First Mining (“First Mining Shares”) to the leaseholder. First Mining elected not to exercise Purchase Option 1.

•	We have the option to purchase these 10 patented mining claims from April 16, 2021 until April 15, 2025 (“Purchase Option 2”) for US$8,000,000, of which US$2,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

•	If, on or before April 15, 2025, First Mining provides the leaseholder with written notice, pays US$250,000 to the leaseholder and issues 1,000,000 First Mining Shares to the leaseholder, we acquire a further option to purchase these 10 patented mining claims from April 16, 2025 until April 14, 2031 (“Purchase Option 3”) for US$10,000,000, less US$250,000. Of the total purchase price, US$3,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

•	If, on or before April 14, 2031, First Mining provides the leaseholder with written notice and pays US$2,000,000 in cash to the leaseholder, the 21-year term of the lease shall automatically be extended by five additional years and the new expiry date of the lease will be April 14, 2036. In addition, we would immediately acquire a further option to purchase the 10 patented mining claims from April 15, 2031 until April 14, 2036 (“Purchase Option 4”) for US$12,000,000, less US$2,250,000. Of the total purchase price, US$4,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

•	If, on or before April 14, 2036, First Mining provides the leaseholder with written notice and pays a further US$2,000,000 in cash to the leaseholder, then the term of the lease shall automatically be further extended by five additional years and the new expiry date of the lease will be April 14, 2041. In addition, we would immediately acquire a final irrevocable option to purchase the 10 patented mining claims from April 15, 2036 until April 14, 2041 (“Purchase Option 5”) for US$12,000,000, less US$4,250,000. Of the total purchase price, US$4,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

Page 29

•	If at any time during the term of the lease, First Mining commences commercial production, the leaseholder can, by written notice, require us to purchase the 10 patented mining claims for US$12,000,000 (the “Mandatory Purchase Right”), less any cash payments made by Gold Canyon to the leaseholder in connection with Purchase Option 3, Purchase Option 4, and Purchase Option 5. Of the total purchase price, US$4,000,000 may be satisfied by the issuance of First Mining Shares to the leaseholder.

•	If we purchase the 10 patented mining claims from the leaseholder prior to the commencement of commercial production, upon achieving commercial production, we must make a top-up payment to the leaseholder such that the leaseholder would have received an aggregate of US$12,000,000 from us for the claims (after taking into account any amounts previously paid in connection with the various purchase options). This top-up payment can be any satisfied through any combination of cash payments and First Mining Shares.

•	We must pay the leaseholder advance royalty payments on a sliding scale of US$33,000/year (2010 - 2011), US$50,000/year (2011 - 2016), US$60,000/year (2016 - 2021), US$100,000/year (2021-2031), and US$120,000/year (2031 - 2041), and all such advance royalty payments shall be deducted from any future NSR payments made to the leaseholder.

We must pay all applicable property taxes related to the 10 patented mining claims during the term of the lease, and we maintain a right of first refusal on any sale by the leaseholder of its interest in the claims.

Through Gold Canyon, we also have an option and lease to a further 15 patented mining claims which are fee simple parcels with mining and surface rights attached and registered, together with the notice of option and lease, with the Land Registry Officer, Kenora, Ontario. The current term of the purchase option expires on September 9, 2023 and may be extended for successive five-year terms by delivering notice along with a renewal fee of US$50,000 and confirmation that at least $300,000 was spent on mining operations in the prior option period. We are required to make option payments in the aggregate amount of US$35,000 per year and to expend an aggregate of $300,000 on mining operations in each option term as a condition of any renewal and to pay all property taxes related to these patented claims. We have an option to acquire the 15 claims and would be required to do so upon the commencement of commercial production at any time during the option period by payment of an aggregate of US$2 million. Upon exercise of the purchase option, we must also acquire the cabin on the property for the lesser of fair market value or US$20,000.

Page 30

Underlying royalties which affect the Springpole Project are:

•	3% NSR on five patented claims payable to Jubilee Gold Exploration Ltd. (“Jubilee Gold”) upon commencement of commercial production with advance royalty payments of $70,000 per year, adjusted using the yearly Consumer Price Index. We have an option to acquire 1% of the NSR for $1,000,000 at any time, and a right of first refusal on any sale of the NSR. We can terminate the royalty obligations at any time by transferring the five patented claims back to Jubilee Gold;

•	3% NSR on 10 leased patented claims payable to a leaseholder upon commencement of commercial production with advance royalty payments on a sliding scale of US$33,000/year (2010 - 2011), US$50,000/year (2011 - 2016), US$60,000/year (2016 - 2021), US$100,000/year (2021-2031), and US$120,000/year (2031 - 2041). We have a right to acquire up to 2% of the NSR for US$1,000,000 per 1% (the “Buy-Back Right”). In the event that any of Purchase Options 1 to 5 are exercised, or the Mandatory Purchase Right is exercised, the leaseholder would still retain a 3% NSR on the claims, unless the foregoing Buy-Back Right had already been exercised;

•	3% NSR on 15 patented claims (held by us pursuant to an option and lease) is payable to an optionor and leaseholder during the option term upon commencement of commercial production or a 1% NSR if the purchase option is exercised prior to commercial production. We have a right to acquire the remaining 1% NSR by a payment of US$500,000; and

•	3% NSR on six unpatented mining claims payable to an individual vendor upon commencement of commercial production with advance royalty payments of US$50,000 per year. We have an option to acquire all or a portion of the NSR at a rate of US$500,000 per 1% of the NSR.

We are required to purchase a vacation home owned by a vendor that is located on the Springpole Project upon commencement of commercial production.

To keep a mining claim current, the mining claim holder must perform $400 per single cell mining claim unit worth of approved assessment work per year, or $200 per boundary cell mining claim unit, immediately following the initial registration date. The claim holder has two years to file one year’s worth of assessment work.

Surface rights are separate from mining rights.  Should any method of mining be appropriate, other than those claims for which Crown leases were issued, the surface rights would need to be secured.

We entered into the Silver Stream Agreement with First Majestic on June 10, 2020 pursuant to which First Majestic has agreed to pay a total of US$22,500,000 to First Mining over three tranches for the right to purchase 50% of the payable silver produced from the Springpole Project (the “Silver Stream”).  The first two tranches have been paid (the first tranche was paid at closing, and the second tranche was paid in January 2021 following the announcement by First Mining of the results of the Springpole PFS), consisting of an aggregate of US$6,250,000 in cash and US$11,250,000 in common shares of First Majestic (“First Majestic Shares”).  First Majestic is required to make a final payment of US$5,000,000 (payable US$2,500,000 in cash and US$2,500,000 in First Majestic Shares) to First Mining upon the earlier receipt by First Mining of approval of a federal or provincial Environmental Assessment for the Springpole Project.  Following the commencement of production at the Springpole Project, First Majestic is required to make ongoing cash payments to us equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver.  We have the right to repurchase 50% of the Silver Stream for US$22,500,000 at any time prior to the commencement of production.  We also granted First Majestic a right of first refusal with respect to any future silver stream financings related to the Springpole Project.

Page 31

History

Gold exploration was carried out at Springpole during two main periods, one during the 1920s to 1940s, and a second period from 1985 to the present.

Between 1933 and 1936, extensive trenching and prospecting was conducted on the Springpole Project, including 10 short holes totalling 458.5 m.  Limited trenching and prospecting was completed in 1945.

The area remained dormant until 1985, when an airborne geophysical survey was completed over the entire claim group, and on the 30 patented claims line cutting was done at both 30.5 m centres and 61 m centres.  Subsequently, geological mapping, humus geochemistry, and ground geophysics were conducted over the grids.

From 1986 through 1989, 118 diamond drill holes were completed in seven drill phases totalling 38,349 m.  In addition, during 1986 and 1987, approximately 116,119 m2 of mechanical stripping was carried out and four petrographic reports were produced.

From 1989 through 1992, an induced polarization survey over the central portion of the Portage zone under Springpole Lake was conducted and the Springpole Project was tested with eighteen core holes totalling 5,993 m. The majority of the drilling was conducted on the Portage zone. At the same time, a seven-core hole drill program was completed around the east margins of Springpole Lake and lake-bottom sediment sampling of Springpole Lake east of Johnson Island was completed.

During 1995, an exploration program consisting of remapping of the main area, of some of the existing drill core, and a reinterpretation of the geology was carried out. During the 1995 and 1996 programs, an additional 69 holes were drilled totalling 15,085 m on the Springpole Project proper and two drill holes on Johnson Island. By late 1996, Gold Canyon acquired 100% of the Springpole Project. Gold Canyon continued exploration in 1997 and 1998 with another 52 core holes totalling 5,643 m.

In the summer of 1998 a lake bottom sediment sampling program was conducted in several areas of the Springpole Project, which identified several follow-up targets that were tested in 1999 with 12 core holes totalling 2,779 m.

During 2004, 2005, and 2006, diamond drilling programs were conducted on the Springpole Project by Gold Canyon, totalling over 17,322 m in 109 drill holes.

In 2007, Gold Canyon conducted an 11 diamond drill hole program that totaled 2,122 m of drilling, and in the fall of 2007, they embarked on a limited exploration program to further investigate the Fluorite zone that was previously identified during a trenching program in 1990.

In 2008, Gold Canyon drilled a further seven core holes totaling 2,452 m.

From early August through to the end of October 2009, Gold Canyon re-logged and re-sampled a portion of the historic drill core stored at the project site and temporary tent camp. A total of 115 drill holes were re-logged which equates to approximately 31% of the available drill holes.

In the winter of 2010, a total of six diamond drill holes were drilled for a total of 1,774.5 m of HQ drilling. During the following summer and fall of 2010, a total of 8,662 m of diamond drilling was completed in 23 drill holes.

In 2011, Gold Canyon carried out a drill program which totaled 29,787 m in 82 diamond core holes.

A 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program. The 2012 drill program totaled 39,392 m in 98 diamond core holes.

Page 32

In 2013, Gold Canyon drilled 24 diamond drill holes totaling 5,394.5 m, and 18 Vibracore holes totaling 720.8 m.

In the winter of 2013, seven inclined diamond drill holes were drilled totaling 2,401.5 m. These holes were drilled to explore for additional mineralization outside the proposed pit wall and to obtain further structural and geotechnical data around the proposed open-pit area.

In June and July 2013, 17 diamond drill holes totaling 2,993 m were drilled from barges on Springpole Lake.

In the fall of 2013, 18 holes totaling 720.9 m were drilled from a barge on Springpole Lake using a new drilling technique that employed a combination of standard soil sampling tools and sampling techniques for the very soft material and the use of Vibracore equipment to penetrate and sample the more competent sediments/rocks.

In 2013, Gold Canyon commissioned SRK Consulting (Canada) Inc. (“SRK”) to supervise the 2013 geotechnical and structural/geological program and to complete a preliminary economic assessment on the Springpole Project.

On November 13, 2015, we acquired Gold Canyon, and as a result, the Springpole Project.

In October 2016 we commenced a drilling program at the Springpole Project to collect additional material for metallurgical testing. A total of four holes comprising 1,712 m were drilled, with hole locations specifically chosen to recover sample material that is representative of the Springpole deposit. In February 2017, we announced the results of the drilling program.

In 2017, we commissioned SRK to complete an updated PEA on the Springpole Project.

In 2018, we carried out a limited geotechnical drill program to test the integrity of ground relevant to dyke construction and characterize the dyke foundation materials. Eleven short holes were drilled totaling 243 m.

In 2020, three diamond drill holes totaling approximately 1,182 m were drilled to collect additional material for metallurgical testing within the immediate vicinity of the proposed open pit. A further 24 diamond drill holes were drilled totaling 4,091 m in order to obtain additional geotechnical data in both the pit wall area and the areas of planned mine infrastructure. The ten holes which targeted the pit wall were also utilized to collect hydrogeological data.

Geological setting, mineralization and deposit types

The Springpole Project is located within the Archean-aged Birch-Uchi Greenstone Belt.  Studies of the southern part of the Birch-Uchi greenstone belt have revealed a long, multistage history of crustal development.  Based on mapping, lithogeochemistry, and radiometric dating, the supracrustal rocks of the greenstone belt were subdivided into three stratigraphic group-scale units (listed in decreasing age): the Balmer, Woman and Confederation assemblages.  This three-part subdivision was applied to most of the Uchi Subprovince.  The Confederation assemblage is thought to be a continental margin (Andean-type) arc succession, versus the less certain tectono-stratigraphic context of the other assemblages.  Some relatively small conglomeratic units likely form a synorogenic, discontinuously distributed, post-Confederation assemblage in the Birch-Uchi greenstone belt.

Page 33

The northern margin of the Birch-Uchi greenstone belt forms a pattern of sub-regional scale cusps of supracrustal strata alternating with batholiths.  Basaltic units are prominent around the periphery of the greenstone belt and may be part of the Woman assemblage but the accuracy of this stratigraphic assignment is unknown.  It is suggested that Confederation assemblage age rocks make up the bulk of the greenstone belt.

The Springpole Project is underlain by a polyphase alkali, trachyte intrusion displaying autolithic breccia. The intrusion is comprised of a system of multiple phases of trachyte that is believed to be part of the roof zone of a larger syenite intrusion; fragments displaying phaneritic textures were observed from deeper drill cores in the southeast portion of the Portage zone. Early intrusive phases consist of megacrystic feldspar phenocrysts of albite and orthoclase feldspar in an aphanitic groundmass. Successive phases show progressively finer-grained porphyritic texture while the final intrusive phases are aphanitic. Within the country rocks to the north and east are trachyte and lamprophyre dikes and sills that source from the trachyte- or syenite-porphyry intrusive system.

The main intrusive complex appears to contain many of the characteristics of alkaline, porphyry style mineralization associated with diatreme breccias (e.g. Cripple Creek, Colorado). Direct comparison with drill core from the two sites shows a number of consistent textures and styles of mineralization. A recent observation made from drilling, combined with the airborne magnetic survey, shows that potentially economic gold mineralization is coincident with an unexplained geophysical anomaly. This style of mineralization is characterized by the Portage zone and portions of the East Extension zone where mineralization is hosted by diatreme breccia in aphanitic trachyte. It is suspected that ductile shearing and brittle faulting have played a significant role in redistributing structurally controlled blocks of the mineralized rock. Still to be identified is a form of porphyry style alteration zoning consisting of an outer zone of phyllic (sericite) dominant alteration with narrow zones of advanced argillic alteration characterized by illite and kaolinite, and a core zone of intense potassic alteration characterized by biotite and K-feldspar.

Mineralization at the Springpole Gold Project is dominated by large tonnage, low grade, disseminated porphyry-style or epithermal-style gold mineralization associated with the emplacement of an alkali trachyte intrusion. Textures observed in the extensive repository of drill core appear to confirm that the disseminated gold-silver-sulphide mineralization, the mesothermal to epithermal lode vein gold mineralization, and the banded iron-formation hosted gold mineralization are all the result of the emplacement of multiple phases of trachyte porphyry and associated diatreme breccias, hydrothermal breccias, dikes and sills.

Exploration

During the winter of 2019 - 2020, we initiated a program of core re-sampling. A total of 8,358 samples were collected for total sulphur assays, along with 611 samples collected for bulk density determination.

We conducted several field programs throughout 2020, with the primary purpose of collecting additional data to advance the metallurgical, geotechnical, hydrogeological, and environmental studies at the Springpole Project through PFS-level and beyond.  Diamond drilling was undertaken to collect samples for metallurgical and geotechnical test work. In addition, a detailed geotechnical field testing and sampling program was completed over the areas of proposed mine infrastructure.

A program of condemnation drilling targeting key infrastructure areas was commenced in 2020 and was completed in 2021.  Additional mapping and sampling of nearby trachyte outcrops was completed during the summer of 2020 and further exploration on these areas and other potential targets outside of the main resource area continued in 2021.

Page 34

Drilling

During the winters of 2007 and 2008, Gold Canyon conducted drill programs that completed 18 drill holes totalling 4,574 m, 11 holes totalling 2,122 m, and 7 holes totalling 2,452 m of diamond core drilling, respectively.

During the winter of 2010, a total of six diamond drill holes were drilled for a total of 1,774.5 m of HQ drilling. Two drill holes were not completed and both holes ended in altered and mineralized rock. The drill program revealed a more complex alteration with broader, intense zones of potassic alteration replacing the original rock mass with biotite and pyrite. During the summer and fall of 2010, an additional 23 diamond drill holes were drilled for a total of 8,662 m.

The 2011 drill program totaled 29,787 m in 82 diamond core holes.  Five of the diamond core holes were drilled for the purpose of metallurgical testing.  All these holes were twins of previously drilled holes.

The 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program.  The goal was to infill areas where Inferred Mineral Resources had been defined in the February 2012 Mineral Resource update and to potentially expand the mineralization to the southeast.  The 2012 drill program totaled 39,392 m in 98 diamond core holes.

During 2013, Gold Canyon drilled 24 drill holes totaling 5,394.5 m, and 18 Vibracore holes totaling 720.8 m. Between January and March 2013, Gold Canyon drilled a total of 2,401.5 m in the seven holes. Three of the drill holes encountered multiple zones of mineralization. In June and July 2013, 17 diamond drill holes totalling 2,993 m were drilled from barges on Springpole Lake. In Fall 2013, eighteen holes totalling 720.9 m were drilled from a barge on Springpole Lake. These holes established that the Portage zone is covered with up to 71 m of soft clay lake bottom sediments and till. The 2013 drilling program firmly established that the zone between lake bottom and the top of bedrock is essentially barren of any significant gold and silver mineralization.

The 2016 drill program was implemented to collect additional material from the Portage zone so that additional metallurgical testing could be carried out.  In total, 1,712 m were drilled in the four holes (PM-DH-01 to 04).

In 2018, we carried out a limited geotechnical drill program to test the integrity of ground relevant to dyke construction and characterize the dyke foundation materials. Eleven short holes were drilled totalling 243 m.

Three diamond drill holes totaling approximately 1,182 m were drilled to collect additional material for metallurgical testing within the immediate vicinity of the proposed open pit.  A further 24 diamond drill holes were drilled totaling 4,091 m in order to obtain additional geotechnical data in both the pit wall area and the areas of planned mine infrastructure.  The ten holes which targeted the pit wall were also utilized to collect hydrogeological data.

Page 35

Sampling, analysis and data verification

Detailed descriptions of the drill core were carried out under the supervision of a senior geologist, a member in good standing of the Association of Professional Geologists of Ontario and American Institute of Professional Geologists. The core logging was carried out on-site in a dedicated core logging facility. Drill log data from drill programs up to 2016 were recorded onto paper logs that were later scanned and digitized. Logging of the 2018 and 2020 drill core was completed using Datamine ‘DH Logger’ software, and data was imported directly into our central Fusion SQL drilling database.

Core was laid out 30 to 40 boxes at a time. First, the core was photographed in 15 m batches prior to logging or sampling. This was followed by a geotechnical log that recorded quantitative and qualitative engineering data including detailed recovery data and rock quality designation. Any discrepancies between marker blocks and measured core length were addressed and resolved at this stage. The core was then marked up for sampling.

For Gold Canyon’s 2010 and 2011 drill programs, and the 2016 - 2020 First Mining drill programs, all the drill core intervals were sampled using sample intervals of 1 m. During the 2012 drilling program, Gold Canyon changed its standard sample length from 1 m to 2 m lengths. However, in zones of poor recovery, 1.5 m or 3 m samples were sometimes collected. Samples over the standard sample length were typically half core samples and whole core was generally only taken in intervals of poor core recovery across the sampled interval. Sampling marks were made on the core and sample tickets were stapled into the core boxes at the beginning of each sample interval.

Quality control samples were inserted into the sample stream. Inserting quality control samples involved the addition of certified blanks, certified gold standards, and field and laboratory duplicates. Field duplicates were collected by quartering the core in the sampling facility on-site. Laboratory duplicates were collected by splitting the first coarse reject and crushing and then generating a second analytical pulp. Blanks, standards, and duplicates made up on average 10% of the total sample stream. Sample tickets were marked blank, field or laboratory duplicate, or standard, and a sample tag was stapled into the core box within the sample stream.

Geological descriptions were recorded for all core recovered. Separate columns in the log allow description of the lithology, alteration style, intensity of alteration, relative degree of alteration, sulphide percentage, rock colour, vein type, and veining density. A separate column was reserved for written notes on lithology, mineralization, structure, vein orientations/relations etc. The header page listed the hole number, collar coordinates, final depth, start/end dates, and the name of the core logging geologist.

Following the logging and core marking procedures described above, the core was passed to the sampling facility. Core sampling was performed by experienced sampling technicians (for Gold Canyon’s drill programs, technicians were from Ackewance Exploration & Services of Red Lake, Ontario), or on-site geologists, and quality control was maintained through regular verification by on-site geologists. Core was broken, as necessary, into manageable lengths. Pieces were removed from the box without disturbing the sample tags, were cut in half lengthwise with a diamond saw, and then both halves were carefully repositioned in the box. When a complete hole was processed in this manner, one half was collected for assay while the other half remained in the core box as a witness. The remaining core in the boxes was then photographed. All logs and photographs were then submitted to the senior geologist/project manager for review and were archived. Data were backed up.

Page 36

The sampling technician packed one half of the split core sample intervals into transparent vinyl sample bags that were sequentially numbered to match the sample number sequences in the sample tag booklets used by the core-logging geologists. The numbered, blank portion of the triplicate sample tag was placed in the bag with the sample; the portion that was marked with the sample interval remained stapled into the bottom of the core box at the point where the sample interval begins. Sample bags were then sealed with plastic tags. Sealed sample bags were packed into rice sacks five samples at a time. All sacks were individually labeled with the name of the company, number of samples contained therein, and the number sequence of the samples therein. Sacks were assigned sequential numbers on a per shipment basis. A project geologist then checked the sample shipment and created a shipping manifest for the sample batch. A copy was given to the project manager and a copy was sent along with the sample shipment. A copy of the sample shipment form was also sent via e-mail to the analytical laboratory.

The project geologist prepared the sample submission form for the assay laboratory. This form identified the number of sample sacks as well as the sequence of sample numbers to be submitted. Due to the remote location, the shipment was then loaded on to a plane or helicopter and flown direct to Red Lake where representatives of the commercial analytical laboratory met the incoming flight and took the samples to the laboratory by pickup truck.

Once at the laboratory, a manager checked the rice sacks and sample numbers on the submission form. The laboratory then split the received sample manifest into batches for analysis, assigned a work order to the batch, and sent a copy of the mineral analysis acknowledgement form to the project manager.

Aluminum tags embossed with the hole number, box number, and box interval (from/to) were prepared and stapled onto the ends of each core box. Core boxes were cross stacked on pallets and then moved to on-site storage.

Core samples collected at the drill site were held in closed core boxes sealed with fiber tape; at various times of day, camp staff collected the core boxes that were then delivered to the core logging facility. All core logging, sampling and storage took place at the Springpole Project site. Following the logging and marking of core, all core preparation and sampling was performed by technicians (for Gold Canyon’s drill programs, technicians were from Ackewance of Red Lake, Ontario) under the supervision of the project manager, or by company geologists. All on-site sampling activities were directly supervised by the project manager or geologist.

All gold assay work since the 2010 drill program has been performed by SGS Laboratories in Red Lake, Ontario. Silver and multi-element assays for the Gold Canyon drill programs were performed by the SGS Don Mills laboratory in Toronto, Ontario, and by the SGS laboratory in Vancouver for our 2016 and 2020 drill programs. The SGS facilities are certified and conform to requirements CAN-P-1579 and CAN-P-4E (ISO/IEC 17025:2005). Certification is accredited for precious metals including gold and silver and 52 element geochemical analyses.

We have attested that there is no commercial nor other type of relationship between us and SGS Laboratories that would adversely affect the independence of SGS Laboratories.

All samples received by SGS Red Lake were processed through a sample tracking system that is an integral part of the company’s laboratory information management system. This system utilizes bar coding and scanning technology that provides complete chain of custody records for every stage in the sample preparation and analytical process.

Samples were dried, and then crushed to 70% of the sample passing 2 mm (-70 mesh). A 250 g sample was split off the crushed material and pulverized to 85% passing 75 microns (200 mesh). A 30 g split of the pulp was used for gold fire assay and a 2 g split was used for silver analysis. Crushing and pulverizing equipment was cleaned with barren wash material between sample preparation batches and, where necessary, between highly mineralized samples. Sample preparation stations were also equipped with dust extraction systems to reduce the risk of sample contamination. Once the gold assay was complete, a pulp was sent to the SGS Toronto facility for silver and possibly for multi-element geochemical analysis.

Page 37

As part of the standard internal quality control procedures used by the laboratory, each batch of 75 Springpole Project core samples included four blanks, four internal standards, and eight duplicate samples. In the event that any reference material or duplicate result would fall outside the established control limits, the sample batches would be re-assayed.

Pulps and rejects from the core samples, as well as from earlier drill programs where still available, are currently being kept in storage by First Mining.

Prepared samples were analyzed for gold by fire assay with atomic absorption finish.  Samples returning assays in excess of 10g/t gold were re-analyzed with a gravimetric finish.

Prepared pulp samples shipped from SGS Red Lake to SGS Toronto were analyzed for silver by three-acid digestion with atomic absorption finish.

During the winter 2010 program, prepared samples were analyzed for 52 elements by acid digestion (3:1 HCl: HNO3).

All samples from the 2016 and 2020 drill programs by us were also analyzed for 52 elements by acid digestion.

The QA/QC program for 2003 to 2007 consisted of:

•	resubmission of approximately 10% of the sample pulps to a second laboratory (ALS Chemex).

•	insertion of two commercial standard reference materials (standards submitted every 30th sample)

•	insertion of blanks

A total of 18 drill holes were completed in 2007 and 2008 comprising a total of 1,374 assay intervals. These samples were assayed for gold only by the Accurassay Laboratories of Thunder Bay, Ontario. SRK checked a total of 137 samples representing 10% of the total against the original certificates. No errors were found.

No program was set up for duplicates, standards, or blanks for this drilling program. The laboratory ran their own set of duplicates for internal monitoring purposes; however, those data were not available to SRK.

In 2010, Gold Canyon instituted a QA/QC program consisting of commercial standard reference materials for gold, and, consistent with current industry practice, blanks, field duplicates, and pulp duplicates. In addition, a “round robin” program was instituted in 2011 with ACT Labs of Red Lake, Ontario, that compared pulp re-assay results against the original SGS results for 469 samples. SGS conducted their own program of internal duplicate analysis as well.

For the First Mining QA/QC programs from the 2016 and 2020 drilling, blanks and standards were inserted at a rate of one standard for every 20 samples (5% in total), and one blank for every 30 samples (3% in total).  ‘Coarse’ duplicates and ‘pulp’ duplicates were also inserted at regular intervals with an insertion rate of 4%. For the 2020 assay program, field duplicates from quartered core were also inserted at regular intervals, with an insertion rate of 4%.

Page 38

In addition to the QA/QC program implemented by First Mining, the laboratories operate their own internal laboratory QA/QC system, inserting quality control materials, blanks, laboratory replicates and laboratory duplicates on each analytical run.

Of the 18 drill holes completed in 2007 and 2008, comprising a total of 1,374 assay intervals analyzed for gold, SRK checked a total of 137 samples representing 10% of the total against the original certificates. No errors were found.

A total of 3,135 assay values for gold and 3,161 assay values for silver in the database were compared against the original protected PDF assay certificates submitted by SGS Red Lake.  These totals represent 10.1% and 10.4% of the total number of assays for gold and silver, respectively.

Of the original assay values checked against certificates, the focus was on values material to any resource estimate, either higher-grade intervals or very low-grade intervals in proximity to higher-grade intervals.  The average grade of gold samples verified was 2.05 g/t Au.  The average grade of silver samples checked was 8.27 g/t Ag.

Only two errors were found for gold:

•	The gold value of sample interval SP10-028 from 433 m to 436 m (sample number 8287) was found to have an entered value of 5.96 g/t gold against a value on the assay certificate of 9.00 g/t gold.

•	The gold value of sample interval SP11-076 from 69 to 70 m (sample number 14583) having the value of 0.45 oz./t was incorrectly placed in the parts per billion column.

No errors were found with respect to silver assays.

This represents an error rate of 0.064% in gold assays and an error rate of 0.0% in silver assays.  This error rate is well within acceptable industry standards.

As part of the Mineral Resource estimation process, SRK reviewed the QA/QC data collected by Gold Canyon, reviewed the procedures in place to assure assay data quality, and verified the assay database against original assay certificates provided directly to SRK by SGS Red Lake, the assay laboratory. A total of 53,431 gold assays, 46% of the assay data, were checked against original assay certificates. No significant database errors were identified. About 143 minor rounding errors were observed. None of the rounding errors are deemed material or of any significance to the Mineral Resource estimate presented in the report.

Page 39

Mineral processing and metallurgical testing

The Springpole deposit has been the subject of several metallurgical test work programs and previous studies, as summarized in the following table:

Year	Laboratory	Test work Performed
1989	Lakefield Research, Lakefield; LR3657	Whole ore leach cyanide leach and CIL
2011	SGS Mineral Services, Vancouver; 50138-001	Whole ore cyanide leach
2013	SGS Mineral Services, Lakefield; 13152-001	Whole ore cyanide leach Flotation and concentrate regrind leach
2013	Process Mineralogical Consulting Ltd; Oct2013-05	Mineralogical analysis of two grab samples
2017	Base Met Labs, Kamloops; BL0161	Comminution testing Mineralogical assessment – BMA, TMS Whole ore leach Rougher flotation and concentrate regrind leach Viscosity
2018	ALS Metallurgy, Kamloops; 180107	Whole ore cyanide leach Flotation: Concentrate regrind leach and tail leach
2018	Jacobs Engineering Group, Lakeland Florida	Reverse flotation to float off mid-size mica to reduce comminution requirement
2018	Eriez Flotation Division, Erie Pennsylvania	Hydraulic classification to remove multiple size fractions of micas to reduce comminution requirement – cross flow and hydrofloat separation

During 2020, we completed a comprehensive comminution and metallurgical test work program to support the PFS. This included head grade analyses, mineralogy, a full suite of comminution, flotation, and leach tests; cyanide detoxification, rheology, and solid/liquid separation. Test work was conducted by SGS Lakefield, Canada in two phases: Phase 1 used available coarse reject material from the 2016 drilling campaign and Phase 2 used fresh HQ drill core from the 2020 winter drilling campaign.

Tests were performed on mineralization that is considered to be representative of plant feed, based on a recent mine plan. Composite samples representing major lithologies and a range of head grades were prepared (0.60 to 2.0 g/t Au and 0.5 to 20 g/t Ag). The minimum and maximum grades aligned with expected plant feed for the first nine years of production.

Bulk mineralogy on select composites showed the main sulphide mineral was pyrite, ranging from 5.3 to 7.7%, with traces of chalcopyrite, sphalerite, and galena. Gold deportment studies indicated 5 to 12% of the gold is sub-microscopic; 8 to 14% of the gold is locked in <11 µm size fractions; 42 to 64% of the gold is exposed and 22 to 32% is liberated. A host of telluride minerals exist in the microscopic size range, with petzite the most dominant. Gold and electrum occur in minor amounts.

Comminution testing showed that the materials tested are considered very soft to medium in competency, with SMC test A*b values ranging from 40 to 124 and SPI test results from 7 to 67 min. Conventional Bond tests showed significant variation in hardness, with Bond rod mill work indices ranging 9 to 15 kWh/t and Bond ball mill work indices ranging from 8 to 18 kWh/t, at a closing screen size of 150 µm.

Two parallel flowsheets were evaluated, following the results from the previous studies: flotation + concentrate and tailings leaching versus whole ore leaching. The recommended flowsheet for this study is flotation with concentrate/tailings leaching.

Page 40

Whole ore cyanide leach tests showed relatively poor extraction at a grind size of 80% passing 75 µm or greater using aggressive leach conditions to combat the effects of the telluride minerals. Gold leach extractions ranged from 52 to 72%. At a finer grind of 80% passing 60 µm, gold extractions ranged from 64 to 84%.

Rougher flotation tests showed high sulphide recovery was generally achieved within eight minutes. Excessive foaming was observed in some samples. This was considered attributable to a drilling compound added to the core, to aid core recovery (this was also commented on in the 2019 updated PEA report for the Springpole Project, which tested samples from the same drilling program). High mass pull was observed in these samples. A cleaning stage reduced the mass pull reporting to concentrate regrind. Flotation recoveries to cleaner concentrate ranged from 55 to 83% for gold, 55 to 90% for silver and 75 to 98% for sulphur at a target mass pull of 15% or less. Leaching of flotation tails is required to attain acceptable gold recovery. Tailings samples showed very high leach extractions in general.

Flotation concentrate gold extraction showed significant benefit from finer regrinding to an 80% passing size of 15 to 17 µm. Particularly high concentrate leach residue grades were observed at 80% passing 25 µm. Flotation concentrate gold extractions ranged from 62 to 97%, somewhat dependent on gold head grade. Flotation tails gold extractions ranged from 52 to 94%.

Overall plant gold recoveries are predicted to average 86% for head grades of 0.8 to 1.22 g/t Au. Overall plant recoveries for silver are predicted to range from 85 to 92% for head grades of 3.2 to 8.3 g/t Ag.

Cyanide detoxification tests achieved <1 mg/L CNWAD, with favourable reagent consumption rates.

Mercury grades were in the range of <0.3 to 8 g/t in the flotation feed. A retort with gas collection system was incorporated into the plant design to manage and control mercury in the process. Arsenic is present in the feed at concentrations up to 30 g/t and is not expected to be problematic in processing. No other elements were noted that may cause issues in the process plant or concerns with product marketability.

Thickening and filtration of cyanide detoxified slurry showed a moisture content of 18.5% (by weight) was achieved with high-rate thickening followed by pressing and drying using a conventional plate and frame filter press. A moisture content of 15% was achieved when employing a membrane squeeze in addition to pressing and drying in a plate and frame filter.

The authors of the Springpole Technical Report make the following recommendations: (i) future drilling should be done using drill mud additives that have been demonstrated to have minimal impact on metallurgical test work (a bulk sample might be considered to avoid the issue of drilling compound modifying reagents); (ii) investigate the impact of drilling mud additives on flotation mass pull with the objective of reducing flotation circuit size and regrind power requirements; (iii) further optimize concentrate leach reagents and consider reductions in leach extraction time (this includes reducing the number of concentrate leach adsorption tanks and recover residual gold/silver in solution using the flotation tails CIP circuit); (iv) optimize combined tails residual cyanide levels and aim to reduce cyanide detoxification retention time; and (v) conduct a full Feasibility Study metallurgical test work program incorporating variability and production composite test work (this includes dewatering/filtering tests on the final tailings material).

Page 41

Mineral resource estimates

There are 662 drill holes in the Springpole Project database provided to SRK for the resource estimate. The Mineral Resource estimate for the Springpole Project utilizes results from 404 core boreholes drilled by previous owners of the property during the period of 2003 to 2013, and seven holes drilled by us in 2016 and 2020.

The revised Mineral Resource estimate was based on a gold price of US$1,550/oz and a silver price of US$20/oz, both considered reasonable economic assumptions by SRK. To establish a reasonable prospect of economic extraction in an open pit context, the resources were defined within an optimized pit shell with pit walls set at 35° to 50° based on domains. Assumed metallurgical recoveries of 88% for gold and 93% for silver were used. Mining costs were estimated at $1.62/t of total material, processing costs estimated at $15.38/t, and general and administrative (“G&A”) costs estimated at $1.00/t. A cut-off grade (“COG”) of 0.3 g/t Au was calculated and is considered to be an economically reasonable value corresponding to breakeven mining costs. Approximately 90% of the revenue for the proposed project is derived from gold, with 10% derived from silver.

The updated resource estimate is summarized in the table below.

Category	Quantity	Grade		Metal
		Au	Ag	Au	Ag
	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
Open Pit
Indicated	151	0.94	5.0	4.6	24.3
Inferred	16	0.54	2.8	0.3	1.4

Note: This Mineral Resource estimate is as of July 30, 2020.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to potentially convert some or all of these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured Mineral Resource category. SRK is of the opinion that further attempts to convert the remaining Inferred material to Indicated would be of questionable value.  The current proportion of the Mineral Resource classified as Inferred Mineral Resources is 10% of total tonnes, and 6% of contained gold.

Page 42

Mineral reserve estimates

The Mineral Reserves for the Springpole Project are based on the conversion of the Measured and Indicated Mineral Resources within the current Springpole Technical Report mine plan.  Indicated Mineral Resources in the mine plan were converted directly to Probable Mineral Reserves. There are currently no Measured Mineral Resource estimates and therefore there are no Proven Mineral Reserves. The total Mineral Reserves for the Springpole Project are shown in the table below.

Category	Tonnes	Grade		Contained Ounces
	(Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Proven	0.0	0.00	0.00	0.00	0.0
Probable	121.6	0.97	5.23	3.80	20.5
Total	121.6	0.97	5.23	3.80	20.5

*This Mineral Reserve estimate is as of December 30, 2020 and is based on the new Mineral Resource estimate dated July 30, 2020. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101.  Mineral Reserves are stated within the final design pit based on a US$878/ounce gold price pit shell with a US$1,350 /ounce gold price for revenue.  The equivalent cut-off grade was 0.34 g/t Au for all pit phases.  The mining cost averaged $2.75/tonne mined, processing averages $14.50/tonne milled, and G&A was $1.06/tonne milled.  The process recovery for gold averaged 88% and the silver recovery was 93%.  The exchange rate assumption applied was $1.30 equal to US$1.00.

*Pit slope angles ranged from 35 - 50°.

The Mineral Reserves for the Springpole Gold Project are based solely on open pit mining assumptions.

The Qualified Person responsible for the preparation of the Mineral Reserve estimates in the Springpole Technical Report has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the Mineral Reserves.  The risk of not being able to secure the necessary permits from the government for development and operation of the Springpole Project exists but the Qualified Person is not aware of any issues that would prevent those permits from being withheld per the normal permitting process.

Mining methods

The PFS is based on open pit mining of the proposed Springpole pit.  This pit is expected to provide feed material necessary to maintain the process plant feed rate at 30,000 tpd while operational.

The Springpole pit is planned as a three phased pit which will provide 121.6 Mt of ore grading 0.97 g/t Au, and 5.23 g/t Ag.  Waste from this pit will total 275.4 Mt for a strip ratio of 2.3:1 (waste:ore).  With the inclusion of the proposed quarry, the total waste movement will be 287.5 Mt for a life-of-mine (“LOM”) strip ratio of 2.36:1 (waste:ore)

In addition to the pit, a quarry would be established near the plant location in the pre-production period.  This quarry would be used to construct mine infrastructure including haul roads, dykes and to meet site fill requirements for other infrastructure.

The mill feed cut-off used is 0.40 g/t Au.  During the mine operation material would be stockpiled to optimize the plant feed grade and defer lower-grade material until later in the mine schedule.  The three grade bins used for the stockpiles included: low grade (0.40 to 0.60 g/t Au), medium grade (0.60 to 0.80 g/t Au) and high grade (over 0.80 g/t Au).

The phases are scheduled to provide 30,000 tpd of feed to the mill over an 11.3 year mine life after three years of pre-production stripping.  The first two years of pre-production stripping are construction related.  The last three years of mining are stockpile reclaim.  The pits are sequenced to minimize initial stripping and provide higher feed grades in the early years of the mine life which the stockpiling strategy accomplishes.

The pits will be built on 12 m benches with safety berms placed every 24 m. Inter-ramp angles vary from 39 to 54° in rock depending upon the wall orientation.  Overburden will use a 30° inter-ramp angle with 12 m between berms. Minimum mining widths of 35 to 40 m were maintained in the design with preferred bench widths of 60 m or more.  Ramps will be at maximum 10% gradient and vary in width from 27.1 m (single lane width) to 35.4 m (double lane width).  They have been designed for a 226 t haulage truck.

Page 43

The main fleet is planned to consist of three 251 mm rotary drills, two 36 m3 electric hydraulic shovels and one 23 m3 front-end loader.  The truck fleet is planned to total seventeen 240 t trucks at the peak of mining.  This is due to the long hauls from the pit to the waste storage facilities (“WSF”) as well as the backhaul of tailings material from the plant.  The usual assortment of dozers, graders, small backhoes, and other support equipment is considered in the equipment costing.  A smaller front-end loader (13 m3) will be stationed at the primary crusher.

In the pre-production years -3 and -2, 3.9 Mt will be mined within the quarry area.  This mining will be with 91 t trucks, 6 m3 excavators and smaller track drills, more suited to this type of work, preparing the site for the larger, more productive, equipment. Year -1 is the start of major mining activity using the larger equipment when the bay dewatering has advanced sufficiently for mining and the site infrastructure (power lines, roads, etc.) is in place.  The early phases provide the highest grade to the mill early in the schedule.  The open pit will be in operation until Year 9 followed by three years of stockpile reclaim to feed the plant.  When the open pit is complete, the larger mining fleet will move to complete the quarry area, dumping the material into the open pit.  This will serve to cover the slopes in the pit for reclamation purposes.

Waste material from the pit will be stored in the WSF.  Non-acid generating (“NAG”) material will be used for the outer berms while potentially acid generating material will be co-mingled with filtered tails.  The filtered tails will be backhauled from trucks returning from dropping material at the plant either as feed or placed in the stockpiles.  As the WSF advances upwards, re-sloping of the sides will be occurring to allow for concurrent reclamation and reducing the visual impact of the facility.  The majority of the waste rock will be contained within the WSF (196.6 Mm3), but a small portion of NAG material will be backfilled into Phase 2 of the open pit near the end of the mine life.  This will reduce the overall haul length and will help in pit reclamation.  A total of 9.8 Mm3 will be backfilled into the pit.

Processing and recovery operations

The process plant will be designed using conventional processing unit operations. It will treat 30,000 tpd or 1,250 t/h based on an availability of 8,059 hours per annum or 92%. The crusher plant section design is set at 75% availability and the gold room availability is set at 52 weeks per year including two operating days and one smelting day per week. The plant will operate with two shifts per day, 365 days per year, and will produce gold doré bars.

The plant feed will be hauled from the mine to a crushing facility that will include a gyratory crusher as the primary stage before being conveyed to the crushed ore stockpile. The crushed ore will be ground by a SAG mill, followed by a closed circuit of a ball mill with a hydro-cyclone cluster. The hydro-cyclone overflow with P80 of 150 mesh (106 µm) will flow to a three-stage flotation circuit including rougher flotation, rougher scavenger flotation, and cleaner flotation. Flotation tailings will report to the tailings leaching and CIP circuit. Flotation concentrate will report to a closed loop cyclone cluster and IsaMill before reporting to the concentrate leach and CIP circuit.

Gold and silver leached in the CIP circuits will be recovered onto activated carbon and eluted in a pressurized Anglo American Research Laboratory style elution circuit and then recovered by electrowinning in the gold room. The gold-silver precipitate will be dried in a mercury retort oven and then mixed with fluxes and smelted in a furnace to pour doré bars. Carbon will be re-activated in a carbon regeneration kiln before being returned to the CIP circuits. CIP tails will be treated for cyanide destruction prior to pumping to a final tails thickener and pressure filter. Filter cakes will be hauled to the WSF for disposal.

Page 44

The installed power for the process plant will be 58 MW and the power consumption is estimated to be 32 kWh/t processed. Raw water will be pumped from Birch Lake to a raw-water storage tank. Potable water will be sourced from the raw-water tank and treated in a potable water treatment plant. Gland water will be supplied from the raw-water tank. Process water will primarily consist of water reclaimed from the final tails thickener and pressure filters. Reagents will include pebble lime, sodium cyanide, sodium hydroxide, copper sulphate pentahydrate, hydrochloric acid, sodium metabisulphite, activated carbon, flocculant, coagulant, collector, and frother. The selected flowsheet is shown in the below figure.

Infrastructure, permitting and compliance activities

Key project infrastructure as envisaged in the PFS includes: open pit mine area including mine haul roads and ramps; dykes for hydraulic isolation of the mine pit following bay dewatering; site main access roads, administrative access roads and maintenance roads, site main gate and guard house; administration and dry building, construction and permanent camp accommodations; process plant e-room; crushing area e-room; control room; reagent storage building; gold room; assay laboratory and sample preparation area; plant workshop and warehouse; truck shop and warehouse, tire changing facility, truck wash building; fuel facility, fuel storage and dispensing; fresh water intake; 230 kV overland and 25 kV underground power distribution lines; fresh water intake pumping supply and treatment; WSF, contact water collection ponds; waste water treatment plant and explosives magazine.

Page 45

The main access road will be a private extension of the existing Wenesaga Road which is primarily used for forestry services and has been constructed up to 15 kilometres from the project site.

Approximately 58 MW of electrical demand would be supplied via a new 230 kV overhead transmission line, built to connect to the provincial grid’s 230 kV line approximately 75 km to the southeast. A 230kV / 25kV transformer would provide step down prior to feeding a total of six electrical rooms. Variable frequency drives have been allowed where required and all medium-voltage motors or drives are planned to be supplied in 4.16 kV.

Two dykes are planned to be constructed to isolate the area of the proposed open pit and facilitate mining following dewatering. A secant pile wall and grout curtain will be installed within the rockfill to establish a hydraulic barrier.

A single WSF will be constructed west of the open pit for storage of tailings produced from mineral processing and PAG waste rock generated from open pit mining. The WSF will store approximately 76 Mm3 of tailings and 41 Mm3 of PAG waste rock within a cell. Structural stability of the facility will be provided by perimeter embankment dams constructed with NAG waste rock generated from open pit mining. Surface water run-off from the facility will be removed and stored in a contact water management pond (CWMP), to be located south of the WSF, to limit infiltration of water into the waste materials following placement. An engineered cover is conservatively considered in closure, to promote surface run-off and limit seepage, and will be further evaluated through the Environmental Assessment (“EA”) process.

First Mining and its predecessor Gold Canyon have been collecting environmental baseline data to support the Springpole Project’s EA since 2010, and data collection is ongoing. These studies are primarily focused on characterizing biological and physical components of the aquatic and terrestrial environments that may be impacted by and may interact with the proposed Springpole Project. We believe that the dataset compiled to date within these programs exceeds the level of environmental baseline data one would typically have in support of a PFS.

The area of Springpole Lake that will be dewatered spans approximately 150 hectares and displays significant variation in lakebed elevation, with the deepest point reaching an approximate maximum depth of 40 m (El. 353 masl). This activity will affect fish habitat. First Mining will continue working with Fisheries and Oceans Canada (DFO) to develop off-setting measures that will help to mitigate any short or long-term effects to local fish communities.

First Mining will fully consider the concerns and issues associated with potential adverse environmental effects, as appropriate, to the Indigenous peoples in terms of proximity, historic resources, land and resource use, physical and social effects (including health) on their communities, as well as economy, employment, cultural heritage, in the EA process.

Preliminary environmental design criteria have been developed for project features that have the potential to release contaminants into the air, water, and land. First Mining will also develop an environmental, health and safety (“EHS”) management system to address the EHS needs of the Springpole Project based on the results of the Environmental Impact Statement.

Page 46

On February 23, 2018, we submitted a Project Description to the Impact Assessment Agency of Canada (the “IAAC”).  IAAC determined an EA is required for the Springpole Project under the Canadian Environmental Assessment Act (2012) (“CEAA”).  We have also entered into a voluntary agreement with the Ontario Ministry of Environment, Conservation and Parks to undertake an Individual EA under Section 3.0.1 of the provincial Environmental Assessment Act.

We published an EIS for the Springpole Project in June 2022.  The EIS was developed to also meet the regulatory requirements associated with the provincial voluntary agreement to undertake an individual EA.

In addition to the requirement for assessment under CEAA, 2012, key federal permits that may be required pending further regulatory advice:

•	Fisheries Act Authorization (Fisheries and Oceans Canada (DFO))
•	Canadian Navigable Waters Act (Transport Canada)
•	Schedule 2 of Metal and Diamond Mining Effluent Regulations (MDMER)

Prohibitions under other pieces of federal legislation also apply but no permitting requirements are currently expected. These may include, but would not necessarily be limited to, the following:

•	Canadian Environmental Protection Act, SC 1999
•	Migratory Birds Convention Act, SC 1994, c22
•	Explosives Act, RSC 1985, C. E-17
•	Transportation of Dangerous Goods Act, SC 1992, c. 34
•	Species at Risk Act, SC 2002; c. 29
•	Nuclear Safety Control Act, SC 1997, c. 9)

Based on the current understanding of the Springpole Project area and project description provided by First Mining, it is expected that the following permits and approvals will be required:

•	Mine Closure Plan, Mining Act, Energy, Northern Development and Mines
•	Permit to Take Water, Ontario Water Resources Act, MECP
•	Environmental Compliance Approval (Air/Noise), Environmental Protection Act, MECP
•	Environmental Compliance Approval (Sewage), Ontario Water Resources Act, MECP
•	Environmental Compliance Approval (Waste), Environmental Protection Act, MECP
•	Work Permit, Public Lands Act, Ministry of Natural Resources and Forestry (MNRF)
•	Work Permit, Lakes and Rivers Improvement Act, Ministry of Natural Resources and Forestry (MNRF)
•	Aggregate Permit, Aggregate Resource Act, MNRF
•	Overall Benefit Permit, Endangered Species Act, MECP
•	Forestry Resource Licence/Release of Reservation, Crown Forest Sustainability Act, MNRF
•	Archaeological Clearance, Ontario Heritage Act, Ministry of Heritage, Sports, Tourism, and Culture Industries (MHSTCI)

The federal government identified Cat Lake First Nation, Slate Falls First Nation, Lac Seul First Nation, Wabauskang First Nation, Mishkeegogoamang Ojibway Nation, Ojibway Nation of Saugeen, and Métis Nation of Ontario in 2018 (updated in 2020), while in 2018 the provincial government identified Cat Lake First Nation, Slate Falls First Nation, Lac Seul First Nation, Wabauskang First Nation, Mishkeegogoamang Ojibway Nation, Ojibway Nation of Saugeen, Pikangikum First Nation, and Métis Nation of Ontario, as potentially impacted by the Springpole Project or having an interest in the project.

Page 47

In March 2017, the First Nations of Cat Lake, Slate Falls and Lac Seul entered into a Shared Territory Protocol Agreement. These three First Nations are known collectively as the Shared Territory Protocol Nations (“STPN”). In February 2018, we entered into a Negotiation Protocol Agreement with the STPN and will continue information sharing and consultation throughout the EA process.

Capital and operating costs

The cost estimate for the Springpole Project is based on an engineering, procurement, and construction management (“EPCM”) implementation approach.

Operating Costs

The operating costs for a mine at the project have been estimated from base principles with vendor quotations for repair and maintenance costs and other suppliers for consumables.  Key inputs to the mine cost are fuel and labour.  The price provided for the project was $0.80/L (US$0.60/L) delivered to the site.  The mine truck and support equipment fleets will be diesel powered.  The large production drills, hydraulic shovels and dewatering pumps will be electric powered, and the cost estimate used an electricity price of $0.08/kWh (US$0.06/kWh).

Labour costs are based on an owner-operated scenario whereby we would be responsible for the maintenance of the equipment with our own employees.

The mining fleet will be leased to help lower capital costs and payments are included in the operating cost.  The mining cost is shown as both cost per tonne mined and cost per tonne moved.  This is due to the large quantity of tailings backhaul included in the operating cost.  The cost per tonne mined is $2.75/t mined (US$2.06/t mined) or $1.94/t moved (US$1.46/t moved).  The cost per tonne milled over the LOM is $8.69/t milled (US$6.52/t milled).

The annual process operating cost is estimated at $158.8 M (US$119.1 M) and will average $14.50/t milled (US$10.87/t milled) over the LOM.

The G&A cost is estimated at $11.57 M (US$8.68 M) and will average $1.06/t milled (US$0.79/t milled) over the LOM.

The life of mine operating cost estimate for the Springpole Project is shown in the table below.

Operating Cost	Life of Mine Cost (US$ M)	Cost (US$/t Processed)
Mining	793	6.52
Processing	1,323	10.87
G&A	96	0.79
TOTAL	2,212	18.18

Capital Costs

The capital cost estimate has an accuracy of -20% / +30% (AACE Class 4).  The estimate includes the cost to complete the design, procurement, construction, and commissioning of all the identified facilities.  The estimate was based on the traditional EPCM approach where the EPCM contractor would oversee the delivery of the completed project from detailed engineering and procurement to handover of a working facility.

Page 48

The estimate was derived from a several fundamental assumptions as indicated in process flow diagrams, general arrangements, mechanical equipment list, electrical equipment list, material take offs, electrical layouts, scope definition and a work breakdown structure.  The estimate included all associated infrastructure as defined by the scope of work.

The capital cost estimate for the Springpole Project is summarized in the table below.

Cost Type	Cost Description	Project Capital (US$ M)
		Initial	Sustaining	Total
Direct	Mine	144.5	51.3	195.8
	Site Development	21.0	-	21.0
	Process Plant	296.7	4.2	300.9
	On-site Infrastructure	38.4	-	38.4
	Off-site Infrastructure	35.3	-	35.3
	Direct Subtotal	535.9	55.5	591.4
Indirect	Indirects	47.9	-	47.9
	EPCM Services	37.5	-	37.5
	Owner’s Costs	16.1	-	16.1
	Indirect Subtotal	101.4	-	101.4
Provisional	Contingency and Management Reserve	80.9	-	80.9
Closure	Closure Costs	-	29.5	29.5
Total		718.3	85.0	803.3

Economic Analysis

The mine plan is based on Indicated Mineral Resources that have been converted to Probable Mineral Reserves.

An economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Springpole Project based on a 5% discount rate. It must be noted that tax estimates involve complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations. A sensitivity analysis was performed to assess the impact of variations in metal prices, head grades, initial capital cost, total operating cost, foreign exchange rate, and discount rate.

The capital and operating cost estimates developed specifically for the Springpole Project are in Canadian dollars and converted with the stated exchange rate. The economic analysis has been run on a constant dollar basis with no inflation.

The economic analysis was performed using the following assumptions:

•	gold price of US$1,600/oz, silver price of US$20/oz
•	LOM of 11.3 years
•	exchange rate of US$0.75 per $1.00
•	cost estimates in constant Canadian dollars with no inflation or escalation
•	100% ownership with 1.3% NSR; (assumes buy back of 1.4% NSR)
•	capital costs funded with 100% equity (no financing costs assumed)
•	closure cost of US$29 M
•	Canadian corporate income tax system consists of 15% federal income tax and 10% provincial income tax
•	Ontario applies a mining tax rate of 10%
•	total undiscounted tax payments are estimated to be US$720 M over the LOM

The pre-tax net present value (“NPV”) discounted at 5% is US$1,482 M; the IRR is 36.4%; and the payback period is 2.2 years.  On an after-tax basis, the NPV discounted at 5% is US$995 M; the IRR is 29.4%; and the payback period is 2.4 years.

Page 49

A summary of the project economics is shown in the following figure and table.

General	Units	LOM Total / Avg.
Gold Price	US$/oz	1,600
Silver Price	US$/oz	20.00
FX	$:US$	0.75
Production
Mine Life	yr.	11.3
Mined Ore	kt	121,636
Mined Waste	kt	287,532
Strip Ratio	w:o	2.36
Daily Throughput	tpd	30,000
Total Mill Feed	kt	121,636
Gold
Mill Head Grade Au	g/t	0.97
Mill Recovery Au	%	85.7%
Total Payable Ounces Au	koz	3,225
Average Annual Payable Au	koz	287
Silver
Mill Head Grade Ag	g/t	5.2
Mill Recovery Ag	%	89.5
Total Payable Ounces Ag	koz	18,117
Average Annual Payable Ag	koz	1,610
Operating Cost
Mining - mined	US$/t mined	2.06
Mining - milled	US$/t milled	6.52
Processing	US$/t milled	10.87
G&A	US$/t milled	0.79
Total	US$/t milled	18.18
Capital Cost
Initial Capex	US$M	718
Sustaining Capex	US$M	55
Closure Cost	US$M	29
Operating Costs per Ounce
Cash Costs (net)	US$/oz	618
AISC (net)	US$/oz	645
Cash Costs	US$/oz AuEq	673
AISC	US$/oz AuEq	698
Pre-Tax Economics
NPV (5%)	US$M	1,482
IRR	%	36.4
Post-Tax Economics
NPV (5%)	US$M	995
IRR	%	29.4
Payback	yr.	2.4

* Cash costs consist of mining costs, processing costs, mine-level G&A and refining charges and royalties. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

*  AISC includes cash costs plus sustaining capital and closure costs. AISC is at a project-level and does not include an estimate of corporate G&A. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

Page 50

Exploration, development and production

As discussed above, during the winter of 2019 - 2020, we initiated a program of core re-sampling in order to quantify the sulphur content of the in-pit material.  A total of 8,358 samples were collected for total sulphur assays, along with 611 samples collected for bulk density determination.

We completed several field programs throughout 2020, with the primary purpose of collecting additional data to advance the metallurgical, geotechnical, hydrogeological, and environmental studies at the Springpole Project through PFS-level and beyond.  Diamond drilling was undertaken to collect samples for metallurgical and geotechnical test work.

The geotechnical program targeting the pit wall area consisted of drilling and logging of inclined HQ size boreholes, packer tests, fracture surveys using acoustic televiewer, rock testing (point load tests and Brazilian tests), and multi-level piezometer installation.

In addition, a detailed geotechnical field testing and sampling program was completed over the areas of proposed mine infrastructure, which included test pit excavations (for overburden investigation), hand auguring, NQ-size borehole drilling, and ground penetrating radar surveys in selected locations.

A program of condemnation drilling targeting key infrastructure areas was also commenced in 2020 and continued in 2021.  Additional mapping and sampling of nearby trachyte outcrops was completed during the summer months and further exploration on these areas and other potential targets outside of the main resource area continued in 2021.

Recent developments

In Q3 2020, a program of condemnation drilling was initiated in the areas of proposed mine infrastructure, with 2,218 m of drilling completed in 20 drill holes.

In 2021, a total of 55 drill holes were completed, totaling 8,748 m...  The program consisted of 3 drill holes for acid rock drainage (“ARD”) test work (231 m), 5 condemnation drill holes (1,030 m), 30 geotechnical drill holes (3,270 m), some of which were also utilized for hydrogeological and ARD data collection, and 6 exploration holes (1,545 m). One vertical drill hole (40 m) was also completed on the southeastern side of the mine area for potential future use as a long-term monitoring well site for hydrogeological data collection. The metallurgical drilling program consisted of 2,632 m of drilling in ten drill holes to collect additional material within the proposed open pit for ongoing metallurgical test work including flowsheet optimization, variability testing, additional flotation studies and materials handling testing.  A total of 2.4 tonnes of metallurgical samples were collected from the ten drill holes to form three production composites that underwent advanced metallurgical testing, as well as ten variability composites.

Page 51

In 2022, a total of 62 drill holes for 5,834 m were completed to support development advancement for the Springpole Project, including geotechnical, hydrogeological, and geochemical studies.  Geotechnical drilling consisted of 34 HQ-sized diamond drill holes totaling 3,756 m supporting further characterization of the proposed open pit walls, the proposed construction dykes and additional areas of proposed mine infrastructure. A further 10 diamond drill holes totaling 1,612 m were completed in order to collect sample material for the ongoing metal leaching/ARD studies on the project.  This drilling primarily targeted areas of waste and low grade within the PFS pit for ARD sample collection. Selected core samples from the geotechnical drill program were also utilized for the ARD test work program.  The 2022 hydrogeology drilling formed part of ongoing hydrogeological site investigations required to support the Environmental Assessment (“EA”) process. at Springpole. Drilling totaled 18 diamond drill holes over 406 m and included a program of shallow monitoring well installations which were positioned around proposed mine infrastructure areas and are intended for long-term groundwater data collection.

Regional Land Consolidation

We significantly increased our mineral tenure in the immediate vicinity of the Springpole Project in 2021 through acquisitions and option agreements, resulting in a current total controlled area of approximately 74,000 Ha throughout the Birch Uchi Greenstone Belt (“BUGB”) (see the section in this AIF entitled “About First Mining – Three-year history” for more details about these transactions). BUGB is historically underexplored and has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts. The region has seen increased exploration activity to the north and west of Springpole over the last two years. Historically the BUGB has hosted several past-producing gold mines including: Argosy – which produced approximately 100,000 oz. at 11.4 g/t Au; Uchi – with a reported 114,000 oz. at 4.7 g/t Au; and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, which produced gold in the 1930s at reported grades of 17.5 g/t Au.

First Mining significantly increased its mineral tenure in the region in 2021 through acquisitions and option agreements, resulting in a current total controlled area of approximately 74,000 Ha (including the Springpole Project) in the district. Prospective targets in this new mineral tenure include the past-producing high-grade Sol d’Or mine; the Swain property, the Vixen North property - located nearby the past-producing Argosy mine - and the Birch Property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

The following map shows, in green, all of the land we own (through our wholly-owned subsidiary, Gold Canyon) that currently comprises the Springpole Project and surrounding area, as well as all of the land in the immediate vicinity in respect of which we have entered into option or earn-in agreements (these are reflected in various colours):

520000
530000
540000
550000
560000
570000
5700000
5690000
5680000
5670000
5660000
5650000
Vixen North
Kostynuk Brothers
Argosy
McIntyre
Birch West
HGI
Birch
Horseshoe Island
Springpole
Satterly Lake
Horseshoe East
Swain
Swain Post
Stargazer
Springpole Property
Sol d'Or
Sol d'Or
Vixen South
Hudson-Patricia
Vixen West
South Bay Mine
Jackson-Manion
Bobjo
Grassett
Uchi (Jalda)
Uchi (Hanalda)
Uchi Mine
Northgate Prospect
Garnet Lake
Ontario
Map Extent
Kenora
Thunder Bay
Timmins
Ottawa
Toronto
Past Producer
Prospect
Logging Road
Land Tenure
First Mining Owned
First Mining Optioned
FIRST MINING GOLD
Birch-Uchi Greenstone Belt
Land Tenure
Red Lake Mining Division, Ontario
January 2023
Coordinates: NAD83 UTMz15
0
Kilometers
20

Page 52

In 2021, we completed a regional data compilation and targeting exercise on the BUGB, and conducted district scale gold occurrence reconnaissance on First Mining’s claims. In total, 45 gold occurrences were visited, and 191 rock samples were analyzed for multi-element geochemistry.

During the summer of 2022, we followed up and expanded on our 2021 targeting work with a comprehensive field program consisting of soil geochemistry, mapping, prospecting and drilling. The soil geochemistry campaign was focused on prospective areas including four of the option properties to advance regional scale vectoring. A total of 705 soil samples were collected during this campaign. Mapping & prospecting campaigns were carried out on the Birch, Swain, Vixen, Stargazer, Horseshoe East and Satterly properties, where more than 500 grab samples were collected and submitted for gold and multi-element analysis. A targeted exploration drilling campaign was carried out on the Swain property, which consisted of a 5-hole drill program totaling 1,557 m.

In October 2022, we completed a 3,843 line kilometre geophysical airborne survey over portions of the Birch-Uchi land tenure, benchmarking and vectoring regional scale magnetic and electromagnetic features for supporting exploration targeting through the use of integrated datasets for 2023 and beyond. The geophysical survey provides a core supplement to the existing geophysical coverage in the region and was successfully supported by industry-leading service providers and partners in SkyTEM and Mira Geoscience.

Technical Programs since the Springpole PFS

Since completing the PFS for Springpole in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment (“EA”) process and into the Feasibility Study (“FS”) process. These programs are ongoing and include FS-level metallurgical test work, geotechnical drilling and site investigation to support FS-level preliminary pit slope, dyke and Co-Disposal Facility design work, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, further review of opportunities to reduce the project’s greenhouse gas footprint (“GHG”), exploring renewable power generation opportunities, additional environmental data collection, predictive environmental effects modelling and studies, and EIS/EA document preparation.

Metallurgical Program

Subsequent to the completion of the PFS, in 2021 we completed a metallurgical drilling program consisting of 2,632 m of drilling in ten drill holes in order to collect additional material within the proposed open pit for ongoing metallurgical test work. Samples from the ten drill holes, all located within the 2021 Pre-Feasibility Study pit shell, were selected to represent the major lithologies and mineralized zones in the target mining area. A total of 2.4 tonnes of metallurgical samples were collected, to form three production composites that underwent advanced metallurgical testing, as well as ten variability composites.

The metallurgical test work program in 2021 and 2022 was designed to support the Feasibility Study on the project. Work was carried out at Base Metallurgical Laboratories Ltd. in Kamloops, British Columbia, FLSmidth Inc. in Salt Lake City, Utah, and Jenike & Johanson Ltd. in Mississauga, Ontario. The scope of the program included flowsheet optimization, testing of an alternate flowsheet, comminution and variability testing, flotation piloting and materials handling testing.

To date, the metallurgical test programs have confirmed key metallurgical test work findings from the 2021 PFS and provided a larger database of ore physical properties and metallurgical response, which will reduce the design risk of the processing facility.  Its current focus is to confirm metallurgical information and the process design of the PFS and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole.

Initial metallurgical test work was completed at the end of Q1 2022 and based on these results an additional test work program was commenced to support finalization of the FS process flowsheet in Q3 2022.

Page 53

GHG Footprint Reduction - Electric Assist Haul Trucks

Following the completion of the PFS, we completed an analysis of potential GHG emissions from the Project and determined that opportunities exist to reduce GHG emissions by reducing diesel consumption associated with the haul trucks with the addition of trolley assist in various areas of the mine. Given that the Project is scoped to be connected to the power grid, we commissioned AGP to study the impact and benefit of a number of electric haul assist technologies. More detailed analysis is warranted and will be carried out in the FS workplan.

Renewable Power Generation Opportunities

We commissioned SLR Consulting Inc. (“SLR”) to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at Springpole. The Springpole area has the potential for economic wind and solar resources, as well as a significant biomass opportunity which has been previously studied for the region. The SLR study concluded that wind and solar were both viable potential supplemental power sources for the Project that warrant further study. In furtherance of this, we commenced in Q3 2022 site-specific data collection for wind resources and will explore opportunities with the local communities to better understand avenues for partnership in a potential renewable power development.

230 kV Transmission Line Design

In 2022, First Mining advanced a feasibility-level design of an 89 km, three-phase, 230 kV overhead transmission line from a tap location on the existing Wataynikaneyap Power GP (“Watay”) W51W transmission line to supply electrical power to the mine site.  Ontario’s Independent Electricity System Operator (“IESO”) continued work on a System Impact Assessment (“SIA”) on the Project, which is required for the proposed new transmission line. First Mining engaged Watay to perform a Short-Circuit Study to assist the IESO in its performance of the SIA, a Protection Impact Assessment (“PIA”), and coordinate with Hydro One Networks Inc. (HONI) to ensure that the Short-Circuit Study and the PIA reflect impacts to HONI equipment and protection settings, as required.  First Mining will continue to advance the Feasibility-level design for the 230kV transmission line in Q1 2023, once IESO issue the SIA.

Mine Access Road Design

First Mining has completed a preliminary design and alignment for a mine access road which would commence at the end of the Wenesaga Logging Road, approximately 18 km from the current camp location at Springpole.

Further CDF Optimization

In Q3 2022, First Mining completed further trade-off studies on the Co-Disposal Facility, which highlighted the need for additional optimization on the PFS design.

Page 54

Environmental Data Collection

The 2022 environmental field work activities involved a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies covered a broad range of disciplines across the biological, physical and human environments including air quality, noise, surface water, groundwater, geochemistry, aquatic biology, terrestrial and vegetation and wildlife. Two air quality monitoring stations near the Project site have been operated to gather continuous samples.

Surface water studies included monthly surface water quality sampling at 35 locations as well as flow measurements and lake level measurements at six locations. Hydrogeological testing was conducted to improve the understanding of groundwater movement in the area and groundwater quality samples were collected at 33 monitoring wells. The geochemical characterization program included static and kinetic testing of mine rock and tailings as well as static testing of aggregate and overburden. An aerial survey was undertaken early in the year to study Boreal Caribou and other ungulates and furbearers.

Other key wildlife and habitat studies included bird and bat surveys as well as vegetation community and wetland mapping. Extensive aquatic studies were undertaken including fish community and habitat assessments, fish tissue sampling, environmental DNA studies, as well as plankton and benthic invertebrate studies. The information collected will inform the EA and we will continue to collect data on the existing environment in 2023 to support future permitting.

Environmental Assessment Preparation

Following a successful environmental field season and the approval of the Provincial EA Terms of Reference on November 8, 2021, WSP (previously Wood plc), on behalf of First Mining, has undertaken further studies to inform the EA documentation covering key areas of the environment at Springpole, including geochemistry, groundwater quantity and quality, surface water quality, hydrology, air quality, noise and vibration, and terrestrial components.  The draft EA also includes economic modelling and highlights the economic and social benefits of the Project.  The technical work has been documented and presented in draft EIS/EA reports which were published in June 2022.  Consultation and engagement is ongoing to obtain feedback from Indigenous communities, regulators, and stakeholders.

Key Catalysts for Springpole Project Development in 2023

We are anticipating a number of important project advancements in 2023, including:

•	Continuation of the FS work, including process design, open pit mine plan optimization and preliminary pit slope guidelines for the mine design
•	Final results for other process and tailings facility optimization trade-off studies to be included in the FS
•	Additional targeted geotechnical work for design of open pit and Co-Disposal Facility
•	Commencement of other FS engineering activities such as dyke design, Co-Disposal Facility design, road access and transmission line design, and other site infrastructure requirements
•	Conduct a high-level assessment of renewable energy development opportunities in and around the Project
•	Completion of the IESO SIA, Watay’s Customer Impact Assessment (“CIA”), and continuation of design work on the 230 kV transmission line
•	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report

Page 55

Duparquet

Technical report

The description in this section of the Duparquet Project is based on the project’s technical report: NI 43-101 Technical Report and Mineral Resource Estimate Update on the Duparquet Project, Quebec, Canada (report date: October 06, 2022; effective date: September 12, 2022) (the “Duparquet Technical Report”). The report was prepared for us in accordance with NI 43-101 by InnovExplo Inc. (“InnovExplo”) under the supervision of Ms. Marina Iund, P.Geo, Mr. Carl Pelletier, P.Geo, Mr. Simon Boudreau, P.Eng, and Mr. Guy Comeau, P. Eng; all Qualified Persons within the meaning of NI 43-101.  The following description has been prepared under the supervision of Louis Martin, P.Geo., a consultant of First Mining who is a Qualified Person within the meaning of NI 43-101.  All currencies used in this summary of the Duparquet Technical Report are in Canadian dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Duparquet Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF.  We recommend you read the Duparquet Technical Report in its entirety to fully understand the project.  You can download a copy of the Duparquet Technical Report from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Project description, location and access

The Duparquet Project is located in the province of Quebec, Canada, just north of the town of Duparquet and 50 km north of the city of Rouyn-Noranda. It lies in Duparquet Township, in the Abitibi-Ouest regional county municipality (“RCM”), which is part of the Abitibi-Témiscamingue administrative region. The approximate coordinates of its centre are 48°30'34"N, 79°12'34"W (UTM projection: 5374410N, 631517E, NAD83 Zone 17).

The Project can be reached by paved, two-lane, all-season provincial highways from Rouyn-Noranda (53 km to the south; Route 393 and Route 101) or La Sarre (33 km to the north; Route 393). The highways pass through parts of the Project and several gravel roads also lead onto it.

The Project comprises fifty (50) map-designated claims (“CDC”) covering an area of 1,079.2 ha.  It is comprised of 4 contiguous mining properties which include Beattie, Donchester, Dumico and Central Duparquet. The mining concessions for the previously registered Beattie (CM292) and Donchester (CM442) properties were voluntarily allowed to lapse in April 2021 and August 2021 respectively and have since been converted to mining claims (CDC) by the owners. The change from Mining Concession to Mining Claims are the result of an amendment to the Mining Act, Bill 70, Chapter M-13-1 relating to non mining operational mining concessions.

Project is located in Abitibiwinni First Nation territory. Claim holders within this territory are bound by the Agreement on Consultation and Accommodation between the Abitibiwinni First Nation Council and the Government of Quebec.  Parts of the Project are located inside the municipal limits of Duparquet. In addition, some parts of the Project are private lands with houses and a golf course and clubhouse.

In general, the recommended work program in the Duparquet Technical Report requires minimal permitting. However, if drilling is to be carried out, we must obtain specific permits and authorizations from the relevant government agencies, including a timber permit (Autorisation de coupe de bois sur un territoire du domaine de l'État où s'exerce un droit minier) from the Quebec Ministry of Forests.

Page 56

History

Gold was first discovered in Duparquet Township by John Beattie in 1910.

In 1923, the first claims for the Beattie property, included in Mining Concession 292, were staked by John Beattie, for whom the property is named.

In 1924, the Victoria Syndicate optioned the Beattie property and carried out extensive trenching, but the results were not encouraging.

Between 1925 and 1927, prospecting of the Beattie property claims continued. Consolidated Mining and Smelting Company of Canada Ltd. optioned the claims. The company continued exploration by trenching and carried out some drilling.

In 1930, the Consolidated Mining and Smelting Company of Canada Ltd. dropped the option. In the same year, John Beattie discovered the Main (or North) deposit and options the property to Ventures Limited and Nipissing Mining Company Ltd. These two companies advanced capital to develop the Beattie mine. The North deposit was drilled and a two-compartment shaft was sunk to 67 m. During the sinking of the shaft, another deposit was encountered, called the "A" mineralized material zone.

Between 1931 and 1945, exploration and development was carried out on the Central Duparquet property by Dumico Gold Corp., then Central Duparquet Mines Ltd. Contemporaneous with the start of production at the Beattie mine, further west, Dumico drilled 52 surface holes to define the mineralized zone.

In 1939, Beattie Gold Mines Ltd was re-organized, becoming Beattie Gold Mines (Québec) Ltd.

Between 1938 and 1940, mine development was carried out in the Beattie mine toward the Donchester property. The Donchester property is immediately east of the Beattie property. A drift from the third level within the Beattie mine was driven across the boundary with the Donchester property for exploration purposes.

From the start of production in 1933 until the end of 1940, the mill treated 3,921,281 t of ore and recovered 471,085 oz of gold and 73,214 oz of silver, an average of 0.120 oz/t Au and 0.019 oz/t Ag (Dresser and Denis, 1949). This tonnage came from the North and A zones.

In 1941, drilling from underground stations at 152-metre intervals outlined several ore-shoots 91 m below surface within the Donchester boundary. Nine holes intersect values varying from 0.15 to 0.40 oz/t Au over widths ranging from 0.3 to 4 m. Beattie Gold Mines acquired the Donchester mine. On the strength of these results, a drift on the 6th level (330 m below surface) is driven from the Beattie shaft over to the Dumico shaft of the Central Duparquet property, cutting across Donchester ground. Cross-drilling from this drift outlined a vein 792 m in strike length and grading 0.28 oz/t Au over a two metre width on average. Peak production at the Beattie mine was reached in 1941 and 1942 at 1,900 tpd.

Between 1943 and 1944, a shaft was sunk on Donchester ground to the 6th level and connected to the previously driven drift.

Page 57

In 1943, a cave-in at the Beattie mine caused by a failure of the main crown pillars resulted in an inrush of about one million cubic yards of clay, sand and broken rock into the mine workings. Rehabilitation work started immediately and continued until 1950.

During the period of 1943 to 1950, mining exploration in the original Beattie mine suffered and operations were conducted at a loss. Much of the production slack was taken up by tonnage from the Donchester section which was brought on-stream sooner because of the cave-in at Beattie. Production losses were accentuated during the war years by the shortage of labour and supplies, and after 1946, by rising costs and a fixed price for gold.

In 1945, the Donchester shaft was deepened to the 9th level (457 m vertical). Development was carried out above and below the 6th level resulting in seven new levels from the 2nd to the 9th on the “South Zone” deposit. At least four levels were driven across to the “North Zone” deposit: the 4th, 5th, 6th and 8th levels. The 3rd level was also driven across from Beattie to inter-connect with the North Zone.

Operations continued on the Beattie property until 1956 when, after 23 years of almost continuous production, the mine closed. During its lifetime, the Beattie mill treated 9,645,000 t with an average grade of 4.01 g/t Au and 0.99 g/t Ag from the North zone of the Beattie mine and Donchester mine (Lavergne, 1985).

Except for a small surface exploration program in 1966, the Beattie property was dormant from 1956 to 1987. The 1966 program consisted of line cutting, an electro-magnetic survey and two holes totalling 259 m, drilled to test an EM anomaly which was found to be caused by graphite. Unfortunately, some of the old mine records were destroyed by fire and affected by water damage. The latest complete records of reserves and production (stope outlines) are now those on a January 1, 1954, longitudinal section.

In 1981, the first period of activity on the Central Duparquet property took place with SOQUEM Inc (“SOQUEM”). SOQUEM performed a drilling program totalling 13 holes.

In 1987, the second period of activity on the Central Duparquet property took place, first with SOQUEM followed by Cambior Inc, both companies mainly concentrating their efforts on the western part of the property. Mapping, lithogeochemical and geophysical surveys were carried out as well as eighteen (18) surface trenches and three drilling programs. The first two drilling programs carried out by SOQUEM in 1981 lead to the re-definition of property reserves (see below). The 3rd program was a drilling program conducted by Cambior in an attempt to define a near-surface mineralized zone. Various feasibility studies suggested that the deposit could be mined by open pit methods.

In 1988, a drilling program was carried out by Beattie Gold Mines, comprised of 12 holes for a total of 1,939.4 m. The holes target the “A”, South and North Zones.

Between 1989 and 1990 Forbex Mining Resources Inc. re-vamped the reserves from the Central Duparquet property and undertook an 11-hole drilling program in the eastern part of the property, off the known mineralized zones to the west.

Between 1989 and 1994, Beattie Gold Mines drilled 23 holes for a total of 2,077.2 m. The holes targeted the South Zone.

Between 1994 and 1995 Fieldex Inc drilled six holes in the eastern portion of the Central Duparquet property.

Page 58

Between 1995 and 2003, multiple drilling programs were carried out by Beattie Gold Mines, comprising 22 holes for a total of 3,281.8 m.

In 2004, the owner of the Central Duparquet property, 9085-3615 Québec Inc, embarked on a pilot project with the objective of mining the property. No record has been found documenting this work. A drilling program was carried out by Beattie Gold Mines representing the extension of two holes drilled in 2002 and 2003 for a total of 246 m.

Between 2005 and 2007, drilling continued on the Central Duparquet property, comprised of seven holes for a total of 891 m.

Between 2008 and 2009, a drilling program was carried out by Clifton Star, comprising 209 holes (58,053 m) on the Beattie property and 99 holes (37,566 m) on the Donchester property.

In 2010, under the terms of a joint venture agreement with Osisko Mining Corp. (“Osisko”), the latter becomes the operator of a drilling program which comprised 314 holes for a total of 102,529 m on the Beattie and Donchester properties. Osisko also carried out a channel sampling program consisting of 220 channels (460 m of cut channels) to complement the drilling program. Osisko contracted SGS Mineral Service (Lakefield, Ontario) to conduct test work on Beattie Duparquet Project samples. The program included comminution test work and preliminary cyanidation and flotation tests to investigate the recovery of gold.

During December 2010 and January 2011, Geophysics GPR International Inc. flew a helicopter-borne magnetic and time-domain electromagnetic geophysical survey for Osisko Mining Corporation’s Duparquet Project. The survey was composed of one (single block and covers all Duparquet Project. Osisko contracted SGS Canada Inc. (“SGS”) (Geostat) to prepare a NI 43 101 compliant Mineral Resource Estimate on the Beattie sector only.

Also in 2011, Clifton Star continued drilling the Beattie and Donchester properties and starts drilling the Central Duparquet property. A total of 46 holes and 28 holes extensions were drilled for a total of 17,565 m.

In 2012, Clifton Star completed surface outcrop stripping on and in the vicinity of the RWRS Zone, South Zone and the North Zone. A total of 19 outcrops on Beattie, nine on Donchester and one (on Central Duparquet properties were mechanically stripped and then sampled using a conventional channelling technique. The primary goal for the stripping and channel sampling was to test and verify the gold mineralization continuity up to surface. Clifton Star decided to resample 50 of the company’s previous holes that had been selectively sampled at the time of drilling. The selective nature of the sampling resulted in untested shoulders adjacent to mineralized zones.

From January to the end of August 2012, Clifton Star drilled a total of 35 new holes and eight extensions of older holes. Overall, the drilling program produced 12,471 m of NQ-size core during this period. From September 2012 until January 2013, Clifton Star continued drilling the Duparquet properties. A total of 53 drill holes and ten drill hole extensions were completed during this period, for a total of 22,675 m of NQ-size core. Clifton Star contracted Tenova Mining & Minerals - Bateman Engineering Pty to develop preliminary capital and operating costs for the construction and operation of a mineral processing plant to process from the Duparquet Project to produce gold doré. The purpose of the study was to assess the viability of the Total Pressure Oxidation, Albion ProcessTM and Biox® Leaching technologies to treat gold rich concentrate from the Duparquet mine deposits, in order to produce gold doré bar and to provide capital and operating cost estimates to a level of accuracy of ±35% for the proposed three flowsheets.

Page 59

Also in 2012, Clifton Star contracted SGS (Lakefield, Ontario) to conduct test work on Duparquet Project samples. The program included flotation, pressure oxidation and cyanidation test work to investigate the recovery of gold from ore and tailing samples. Preliminary comminution and environmental tests were also conducted.

In fall of 2012, 15 of the 19 holes of the Dumico property were entirely resampled and/or downhole surveyed by Clifton Star. Down-hole orientation surveys were done using a Gyroscope instrument.

In 2013, Clifton Star sent to SGS a 12 t composite bulk sample of the Duparquet Project mineralized zones, from large diameter drill core, for metallurgical and environmental pilot tests. The planned test work included a continuous pilot plant test for POX and also for high grade gold concentrates production. Results received in September 2013 confirmed previous recoveries. Clifton Star began a surface outcrop stripping program on and in the vicinity of the RWRS Zone, South Zone and the North Zone. A total of 41 outcrops on Beattie property were mechanically stripped and then sampled using a conventional channelling technique. The primary goal for the stripping and channel sampling was to test and verify the gold mineralization continuity up to surface.

Also in 2013, Clifton Star decided to resample eight of the company’s previous holes that had been selectively sampled at the time of drilling. The selective nature of the sampling resulted in untested shoulders adjacent to mineralized zones. Clifton Star’s re-sampling program successfully filled in the gaps in these holes. A drilling program is carried out by Clifton Star, comprising 92 holes (16,773.5 m) on the Beattie, Donchester and Central Duparquet properties.

Geological setting, mineralization and deposit types

The Project is located in the southern portion of the Superior Province, within the Abitibi terrane. The Project straddles syenitic plutons and the Kinojevis, Duparquet and Mont-Brun formation. The Project area is characterized by the presence of two syenitic plutons oriented E-W. These intrusions are bounded by E-W major faults, which are interpreted as splays of the main SE-trending Destor-Porcupine-Manneville Fault Zone (“DPMFZ”), which clips the southwest corner of the Project. The geological formations generally strike E-W and dip steeply (80°-85°) to the north. The metamorphic grade is low (greenschist facies), and local alteration is represented by chloritization, silicification and sericitization.

The rocks underlying the Project are generally made up of intercalated felsic and mafic metavolcanic flows, with the felsic flows being the oldest. Metasedimentary layers are also present and are generally more prevalent on the south side of the DPMFZ. All the units have been intruded by syenite porphyry units, which appear to be concordant with the location of the major fault zones. Quartz feldspar and lath porphyries were injected along minor faults affecting the syenite intrusions.

The predominant structures on the Project are the E-W splays of the DPMFZ. The Beattie Fault Zone (“BFZ”) is located along the north contact of the main syenite body, whereas the Donchester Fault Zone (“DFZ”) is located along the south contact. The Central Duparquet Fault Zone (“CDFZ”) is located along the south contact of the second smaller syenite intrusive to the east. The syenite porphyry generally plunges to the east.

According to Bevan (2011), the “main” type of gold mineralization in the Duparquet deposit generally occurs within shears or brecciated zones along or within the adjacent intrusive syenitic masses and is associated with finely disseminated pyrite and minor arsenopyrite replacement. Sulphide content is generally low (0.5 to 4%), although it can be up to 10% in some cases. Higher gold grades appear to be related to the finer-grained sulphides. Historically, gold production at the Beattie mine was accompanied by the extraction of arsenic trioxide and silver as by-products. The “breccia” type of mineralized material is found within the metavolcanic rocks (volcanics and tuffs) and consists of well-mineralized, siliceous, brecciated, grey-coloured and bleached zones. The porphyry-type mineralized material consists of fine-grained and strongly silicified mineralized zones hosted by porphyry intrusives.

Page 60

The typical mineral assemblage in mineralized zones of all types is characterized by feldspar, quartz, sulphides (pyrite and arsenopyrite), sericite, chlorite and other secondary minerals. Mill tests suggest that some 35% of the gold is in a free state, with the remainder associated with sulphides (Bevan, 2011).

The standard orogenic gold model characterizes the majority of gold deposits within the Abitibi belt.

However, several examples of late mineralization are associated with alkaline intrusions (Robert, 2001), thus differing from the standard orogenic gold model. Syenite-associated disseminated gold deposits in the Abitibi greenstone belt consist of zones of disseminated sulphides with variably developed quartz stockworks, which are intimately associated with Timiskaming-age, monzonitic to syenitic porphyry intrusions (Robert, 2001). Like quartz-carbonate vein deposits, all known syenite-associated disseminated gold deposits in the southern Abitibi belt occur along a major fault. Examples of these deposits are Young-Davidson, Matachewan Consolidated, Ross, Holt-McDermott, and Lightening in Ontario; and Beattie, Douay, Canadian Malartic, East Malartic, and Barnat-Sladen in Quebec.

Exploration

We have not yet performed exploration work on the Project.

Drilling

We have not yet carried out drilling programs on the Project.

Since February 28, 2013, 57 holes (9,548 m) have been drilled on the Project by Clifton Star, Beattie Gold Mines, and 258 Manitoba.

Clifton Star’s 2013 drilling program ran from May 6, 2013, to August 2013. 47 holes were drilled on the Project during this period for 7,422 m of NQ-sized core.

Between 2014 and 2018, Beattie Gold Mines drilled five holes on the Beattie Project, at a rate of one hole per year, for a total of 1,088 m. The main purpose of this was drilling was to meet minimum annual expenditures required to keep the Mining Concession in good standing.

Between 2014 and 2018, 258 Manitoba drilled five holes on the Donchester Project, at a rate of one hole per year, for a total of 1,039 m. The main purpose of this was drilling was to meet minimum annual expenditures required to keep the Mining Concession in good standing.

Page 61

Sampling, analysis and data verification

The following paragraphs describe the sample preparation, analyses, and security procedures during the drilling programs carried out between May 6, 2013, and the end of 2018, on the Duparquet Project.

The drill core was boxed, covered and sealed at the drill rigs, and transported by the drilling company employees to the core logging facility at the Beattie mine, where personnel took over the core handling.

The core was logged and sampled by (or under the supervision of) geologists, all of whom are members in good standing of the OGQ (Quebec’s professional order of geologists). A geologist marked the samples by placing a unique identification tag at the end of each core sample interval. Sample contacts respect lithological contacts and/or changes in the appearance of mineralization or alteration (type and/or strength). A technician sawed each marked sample in half. One half of the core was placed in a plastic bag along with a detached portion of the unique bar-coded sample tag, and the other half was returned to the core box with the remaining tag portion stapled in place. The core boxes were stored in outdoor core racks for future reference. Individually bagged samples were placed in security-sealed rice bags along with the sample list for delivery to the assay laboratory.

One (1) blank and one (1) certified reference material (“CRM” or “standard”) were inserted for every twenty (20) samples. The laboratory was also asked to assay one (1) pulp duplicate for every twenty (20) samples.

For every 100 samples sent to the laboratory, the numbers ending in the following digits represent QA/QC samples:

•	15, 35, 55, 75, or 95 = standard;

•	17, 37, 57, 77, or 97 = pulp duplicate of preceding sample;

•	20, 40, 60, 80, or 00 = blank.

The International Organization for Standardization (“ISO”) and the International Electrotechnical Commission (“IEC”) form the specialized system for worldwide standardization. ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories sets out the criteria for laboratories wishing to demonstrate that they are technically competent, operating an effective quality system, and able to generate technically valid calibration and test results. The standard forms the basis for the accreditation of competence of laboratories by accreditation bodies.

Samples from the 2013 to 2018 drill programs were sent to Techni-Lab S.G.B. Abitibi Inc. (“Techni-Lab”) in Sainte-Germaine-Boulé, Quebec, for preparation and analysis. Techni-Lab received ISO/IEC 17025 accreditation through the Standards Council of Canada (“SCC”). Techni-Lab is a commercial laboratory independent of the issuer and has no interest in the Project.

Samples were analyzed for gold using fire assay with atomic absorption spectroscopy (“AAS”) finish. The nominal sample weight was 50 g.  The methodology is described as follows:

•	Samples are sorted, bar-coded and logged into the Techni-Lab LIMS program before being placed in the sample drying room.
•	Samples are crushed in their entirety to 85% passing 8 mesh (2.4 mm) using either an oscillating jaw crusher or a roll crusher. A 250 to 300 g fraction derived from the crushing process is pulverized using a ring mill to 90% passing 150 mesh (106 µm).
•	Assay results are provided in Excel spreadsheets, and the official certificate (signed and sealed) is provided as a PDF file.
•	The pulverized pulp is placed in kraft sample bags, and the un-pulverized portions returned to their original sample bags
•	The remainder of the crushed samples (the rejects) and the pulps are returned to the client and stored at the Beattie mine facility.

Page 62

Samples with grades over 5.0 g/t Au are re-assayed with a gravimetric finish. If the assay result from the gravimetric finish exceeds 10 g/t Au, then the sample is re-assayed by the metallic sieve method.

The quality assurance and quality control (“QA/QC”) program for drill core includes the insertion of blanks, standards and duplicates in the sample stream of core samples. About 15% of the samples were control samples in the sampling and assaying process. One (1) standard, one (1) blank sample of barren rock and one (1) pulp duplicate were added to each group of 20 samples as an analytical check for the laboratory batches.

Geologists and a designated database person were responsible for the QA/QC program and database compilation. Upon receiving the analytical results, the geologists extracted the results for blanks and standards to compare against the expected values. If QA/QC acceptability was achieved for the analytical batch, the data were entered into the project’s database; if not, the laboratory was contacted to review and address the issue, including retesting the batch if required.

Accuracy is monitored by inserting CRMs at a ratio of one (1) for every 20 samples (1:20). The standards were supplied by CDN Resource Laboratories Ltd. of Langley, British Colombia. A QC failure is defined as when the assay result for a standard falls outside three standard deviations (“3SD”). Gross outliers are excluded from the standard deviation calculation.

Fourteen (14) different standards were used between 2013 and 2018. Of the 310 CRM samples, eight (8) returned results outside 3SD.

Contamination is monitored by the routine insertion of a barren sample (blank), which goes through the same sample preparation and analytical procedures as the core samples.

A total of 313 blanks were inserted in the sample batches from 2013 to 2018. The blank material consisted of crushed marble. A general guideline for success during a contamination QC program is a rate of 90% of blank assay results not exceeding the acceptance limits of three times the detection limit (“3DL”). The detection limit was 0.01 g/t Au.

One (1) sample did not pass the quality control procedure, representing a success rate of 99.6%

The precision of the pulp duplicates can be used to determine the incremental loss of precision for the pulp pulverizing stage of the process, thereby establishing whether a given pulp size taken after pulverization is adequate to ensure representative fusing and analysis.

A total of 306 pulp duplicates was assayed. The difference between the original and duplicate analyses is presented in the Figure 11.3 of the Technical Report. Results show a good precision with R2=0.94. Results also show a good accuracy monitored by the linear regression line (between the 10% tolerance limit).

Page 63

Overall, the sample preparation, security, analysis and QA/QC protocols performed between 2013 to 2018 followed generally accepted industry standards and that the data is valid and of sufficient quality for mineral resource estimation.

Data verification included visits to the Project as well as an independent review of the data for selected drill holes (surveyor certificates, assay certificates, QA/QC program and results, downhole surveys, lithologies, alteration and structures).

Marina Iund (P.Geo.) visited the Duparquet Project on October 20, 2021, and Carl Pelletier (P.Geo.) visited the project on November 16, 2011 and February 7, 2012. Onsite data verification included a general visual inspection of the Project and the core storage facilities, a check of drill collar coordinates, and a review of selected mineralized core intervals, the QA/QC program and the log descriptions of lithologies, alteration and mineralization.

The core boxes are stored in core racks. The authors of the Duparquet Technical Report found the core boxes to be in good order and properly labelled, and the sample tags were present. The wooden blocks at the beginning and end of each drill run were still in the boxes, matching the indicated footage on each box. The authors validated the sample numbers and confirmed the presence of mineralization in the reference half-core samples

Fifty-seven (57) new diamond drill holes were added to the previously compiled and verified master database (Poirier et al., 2014):

•	24 from Beattie
•	27 from Donchester
•	6 from Central Duparquet

Two holes drilled on the Beattie Project in 2014 and 2015 (BD-14-01 and BD-15-01) had undergone later additional sampling of the mineralized zones as seen by the inspection of the drill core, however the assay results were not reported in the drill logs or available, those holes were not included in the database. The updated master database (the “First Mining Database”) contains 904 holes totalling 270,119 m and 173,831 sampled intervals.

Collar position coordinates and azimuths are presented in the database using the UTM system (NAD 83, Zone 17).

The drill hole collars from the 2013 to 2018 diamond drilling programs were surveyed by Patrick Descarreaux Arpenteur-Géomètre Inc. of La Sarre using a Differential GPS with an established base station.

The coordinates of six (6) surface holes were confirmed by the author using a handheld GPS, then compared to the database. All results had acceptable precision.  The collar locations in the First Mining Database are considered adequate and reliable.

Downhole surveys (Acid, Gyro, Pajari, Deviflex, Flexit and Reflex) were conducted on the majority of surface holes. The downhole survey information was verified for 5% of the holes used in the 2022 MRE. The holes were selected based on their representativeness, both in terms of the drilling program they were part of (more focus on new drilling programs) and their geographical position with respect to the interpreted mineralized zones. Minor errors of the type normally encountered in a project database were identified and corrected.

Page 64

The assays in the database were compared to the original certificates provided by the laboratory. The verified holes represent 5% of the First Mining Database. The holes were selected based on their representativeness, both in terms of the drilling program they were part of (more focus on new drilling programs) and their geographical position with respect to the interpreted mineralized zones. Minor errors of the type normally encountered in a project database were identified and corrected.

A total of 2,371 samples from 892 channels (for a total length of 1,827 m) had already been entered and validated in the master database (Poirier et al., 2014). As no new channel samples have been provided by the issuer, no further verification of the channel sample data was deemed necessary. The results of the 2013 channel sampling program carried out by Clifton Star were not included in the MRE 2014, nor could they be included in the current MRE as the results were not available.

The data verification process demonstrates the validity of the data and the protocols for the Project. The database for the Project is considered to be valid and of sufficient quality to be used for the mineral resource estimate herein.

Mineral processing and metallurgical testing

Bench-scale and pilot plant metallurgical test work programs have been carried out for the Project. SGS carried out preliminary metallurgical test work in 2012 to support a PEA at that time. In 2013, SGS carried out further flotation, pressure oxidation, cyanidation, rheology and environmental test work, including a pilot plant for a PFS. Outotec was also mandated in 2013 to carry out filtration test work. A summary of the test work conducted in 2012 and 2013 is provided below, and a more detailed discussion can be found in the technical report entitled “NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada” (report date: October 6, 2022; effective date: September 12, 2022), which can be found under our SEDAR profile at www.sedar.com.

Comminution

Bench Tests:  Test work was conducted on six mineralized material samples and two in-situ tailing samples. The gold grade of the mineralized material samples ranged from 1.3 to 3.5 g/t Au. The sulphide content ranged from 0.5% to 2.0% S. The Bond Work Index of the mineralized material samples varied from 17.2 to 20.2 kWh/t, classifying them as hard to very hard mineralized material.

Pilot Plant Tests: A series of grindability tests were conducted on a pilot plant (PP Feed) sample comprising about 12 tons of HQ core material assumed to be representative of the Duparquet Project. Grindability tests were conducted on the composite sample including: Bond low-energy impact test; JKTech drop-weight test; SMC test; Bond rod mill grindability test (“RWI”); Bond ball mill grindability test (“BWI”); Bond abrasion test; and HPGR test.  The Pilot Plant Feed sample was characterized as very hard with respect to both resistance to impact (Axb) and abrasion breakage (ta), as well as in terms of RWI. The sample was characterized as hard with respect to the BWI and HPGR tests. The sample was also found to be very abrasive.

A single JKSimMet simulation was conducted, using aforementioned grindability test results on the PP Feed sample.  In the simulation, it was found that a 30.0’ x 11.0’ SAG mill, operated with a 12% ball charge would be required to grind 453 t/h crushed mineralized material with F80 of 157 mm to a product with P80 of 2 mm. The SAG mill and ball mill specific power requirements were 10.0 and 12.5 kWh/t, respectively for a total power consumption of 22.6 kWh/t. It was also found that 5.7 MW would be required for the ball mill circuit to achieve a final product size of 100 µm. One 20.0’ x 30.0’ ball mill, with internal dimensions of 5.94 x 8.99 m and assumed 0° cone angle (square mill equivalent), operating with a ball charge of about 32% was selected. The SAG and ball mill installed power should be 4,551 kW and 5,674 kW, respectively. The SAG mill motor was selected to allow a ball charge increase up to 15% as well as an increase to 78% of critical speed.

Page 65

Gravity Separation

The preliminary gravity separation test work on ground mineralized material samples indicated low gold recovery ranging from 3.7% to 14.9% and averaging 8.6%. Hence, gravity separation was not pursued.

Flotation

Bench Tests: Bench-scale flotation tests were conducted on the six mineralized material samples and in situ tailings samples evaluated for BWI. The recovery of gold to concentrate by flotation was greater than 90% for most samples. The Central Duparquet Main sample is the exception with 84.6% gold recovery, increasing to 87.9% with finer grinding. Gold recovery by pressure oxidation and cyanidation treatment of the flotation concentrate was also investigated and was consistently high.

Locked-Cycle Tests: Flotation test work was conducted to investigate the recovery of gold from six mineralized samples. This program also included detailed concentrate analysis and cyanidation tests on the flotation tailings samples. Cleaner flotation tests were conducted to investigate the recovery of the gold in a saleable sulphide concentrate. The gold recovery ranged from 75.5% (Central Duparquet Main sample) to 88.5% (A Zone sample). The cleaner concentrate gold grade ranged from 39.0 to 83.6 g/t Au and the sulphur grade ranged from 20.9% to 35.9% S.

Pilot Plant Tests: Flotation tests were also conducted on a pilot plant (PP Feed) sample. The head sample was analyzed at 1.84 g/t Au, 1.16% S, 0.055% As and 7.61% CO3. The pilot plant was operated to generate bulk sulphide flotation concentrate containing 15-18% S for a subsequent pressure oxidation pilot plant to assess gold recovery and to generate 60-80 kg of a higher-grade flotation concentrate assaying over 40 g/t Au for direct sale market evaluation. With one cleaning stage the recovery of gold was 91.7% in a concentrate containing 26.8 g/t Au and 16.1% S. The results indicated that a concentrate with 47.8 g/t Au could be produced at 86.5% gold recovery. Flotation tailings were leached with cyanide to recover the gold remaining in this material. The recovery of gold from the tailings ranged from 45.1% and 40.2%.

Cyanidation on Flotation Tailings

Bench Tests: Samples of the bench-scale flotation tailings were leached under conventional cyanidation conditions. Standard bottle roll tests were conducted at 40% solids and pH 10.5 with 0.5 g/L NaCN for 48 hours. These tests gave poor gold extractions varying from 26.2% to 56.3%, confirming the refractory nature of the mineralized material.

Locked-Cycle Tests: The rougher tailings and cleaner scavenger tailings from each flotation locked cycle test were leached separately to investigate the gold extraction. Depending on the sample, between 3.9% and 11.5% additional gold was leached by cyanidation of flotation tailings. The overall gold recovery ranged from 87.0% (Central Duparquet Main sample) to 92.4% (A Zone sample).

Page 66

Pressure Oxidation (POX) and Cyanidation

Bench Tests on Tailings: Test work was performed on two samples of existing tailings on the Project. The overall recovery of gold was 83.5% and 93.3%.

Bench Tests on Mineralized Material: conducted on six flotation concentrate samples. The overall recovery of gold was ranging from 91.9% to 95.4%.

The first objective of this program was to attempt to reduce costs of the pressure oxidation (POX) and carbon-in-leach (CIL) process by optimizing conditions and reducing reagent requirements. Previous investigation showed high lime consumption in CIL which was attributed to the slow breakdown of basic iron sulphates produced during pressure oxidation. To address this problem, the POX products were kept at 95°C for 4 hours in what is known as a hot cure process allowing the precipitated basic iron sulphate to solubilise back into solution. By this approach, the lime consumption in the CIL circuit was reduced by up to 95%.

Acid additions in the pre-acidulation stage before pressure oxidation were reduced by approximately half (by 60 kg/t H2SO4) from the initial tests while maintaining the high degree of sulphide oxidation and high gold recoveries. In addition, the hot cure product solution was successfully used as the source of acid in the pre-acidulation step, eliminating the fresh acid requirement and the cost of neutralizing the POX product. Furthermore, the test work showed similar gold recovery values in the range of 96-99% at a lower POX temperature of 210°C compared to 225°C applied in previous test work. This would result in additional savings in pressure oxidation costs.

The second objective was to generate final products for environmental studies. This included the flotation tailings, detoxified CIL pulp and hot cure neutralization sludge with each sample to be evaluated separately as well as a combined tailing product which included all three tailing streams.

There is insufficient data to determine the relationship between sulphide oxidation and gold recovery and whether full sulphide oxidation is required to recover the majority of the gold. Earlier batch test work showed a direct relationship between sulphide oxidation and gold extraction.

Pilot Plant Tests: Pressure oxidation pilot test results consisted of feed preparation, pressure oxidation, a hot curing stage and thickening of the final hot cured autoclave residue.

Pressure oxidation feed (flotation concentrate):  The flotation concentrate was generated from a composite sample produced from drill core from across the deposit. The selected drill core and the average flotation feed mineralized material grade (Au) were selected to be as representative as possible. The head grade of the blended concentrate is 25.4 g/t gold, 32 g/t silver with sulphide grade at 16.8%. The sulphide content is sufficient to operate the pressure oxidation process under autothermal conditions without the requirement for extra heat. The high carbonate content (4.35%) necessitates an acid pre-treatment process to remove carbonate before pressure oxidation to ensure no build-up of carbon dioxide pressure in the autoclave.

Pressure oxidation pilot plant tests: A preliminary pilot test program investigated pressure oxidation and hot curing processing of a Duparquet flotation concentrate to render precious metals extractable by cyanidation.

The cyanidation test work program has demonstrated that high gold and silver recoveries are obtainable for cyanidation of pressure oxidation residues. The recovery of gold from the pilot plant hot cure discharge ranged from 94.7% to 96.5%, with gold recovery slightly higher for tests conducted after 90-minute POX time (96.2%, Au in residue 0.96 g/t) than those tests conducted after the 60-minute POX time (95%, 1.21 g/t Au in residue).

Page 67

Precious metal leaching kinetics, carbon adsorption test work and process modelling were limited to investigating cyanidation and recovery of gold from hot cured discharge samples.

Overall, the current design for the process plant is limited to one test program on one concentrate sample. The concentrate was obtained from a blend of samples from across the Project.

Gold Leaching and Carbon Adsorption Test work

Leach kinetic tests were carried out to determine the rate of gold leaching on a washed hot cure thickener underflow composite. The leach test work was conducted by bottle roll tests. The leach was conducted at 35% solids density as directed by Clifton Star. The NaCN concentration was maintained at 0.5 g/L and the pH at 10.5 with lime. Each test was carried out for 48 hours with kinetic subsampling at 1, 2, 4, 8, 12 and 24 hours.  Leaching kinetics were fast with gold leaching largely complete within the first two hours.

SGS modelled the leaching and adsorption kinetics for gold and proposed a leaching and carbon in pulp configuration for recovering the gold based on the data from the test work sample, but no data were provided for silver leaching or adsorption kinetics. Based on the test results extractable gold and silver yields are expected to increase following lime boil from 95% to 98% for gold and from 9% to ≥89% for silver.

Gold and silver leach rates were assumed to be similar at 0.8 t/h.g, and an adsorption rate of 0.010/h. Silver leaching rates are normally slower than gold but as the silver is liberated from jarosite following lime boil it may be assumed that leaching will take place at a similar rate to gold.

Cyanide Destruction

Bench Tests: The SO2/air method was used to destroy the cyanide in the CIL tailings. Batch tests were conducted at pH 8.5 to lower the CNWAD level in the pulp to approximately 1 mg/L. Although the CNWAD level was reduced to <1 mg/L, the total cyanide (CNT) level was significantly higher for the A Zone and Donchester N samples due to the presence of ferrocyanide.

Pilot Plant: Bench-scale test work program conducted to examine various process options relating to the recovery of gold by carbon adsorption from washed hot cure thickener underflow product. The program also investigated neutralization of hot cure thickener overflow solution and cyanide destruction of the cyanide leach product of the pilot plant flotation tailing and hot cure thickener underflow.

The results of the tests conducted on the rougher tailings showed that the cyanide was effectively destroyed with an SO2 addition of 5.7 g/g CNWAD (Weak Acid Dissociable Cyanide) with a copper addition as copper sulphate of 0.1 g Cu/g CNWAD. Reducing the copper addition by half resulted in an increase in the CNT (Total Cyanide) although the CNWAD remained similar. A polishing stage is required to achieve a CNT analysis of less than 1 mg/L bringing the total copper addition back to 0.1 g Cu/g CNWAD.

Page 68

Sedimentation Test work

Test work by SGS investigated the rheometallurgical responses (i.e., solid-liquid separation and rheology) of the flotation tailings, flotation concentrate (PP CI Conc (POX Feed)), hot cure discharge, and combined leached tailings that were produced as part of the pilot plant test program. Overall, the aforesaid rheometallurgical test data materially reflect the liquid-solid separation and flow behaviours of the process samples tested, rendering them suitable to be used as design criteria. A possible exception to this assessment involves the hot cure stream which displayed a relatively complex rheometallurgical response. To overcome the high overflow total suspended solids content a further clarification step to remove fine solids from the supernatant may be required.

Filtration Test work

The Outotec Filtration Test Report (2013) includes the results of the filtration test on the flotation cleaner concentrate using a Larox Pressure Filter to achieve filter cake with moisture content of less than 8%. The test work evaluated filter cloth selection, filter cake thickness, filtration rate, moisture content of the cake, and cake handling characteristics.

Neutralization Test work

Neutralization tests were performed on the pressure oxidation liquor to remove arsenic. The neutralization solution (pH 8) analysed <0.05 mg/L As. A Toxicity Characteristic Leachate Procedure (TCLP) on the neutralization solids confirmed that the arsenic was successfully removed in a stable form with leachate analyses below 0.03 mg/L As.

After filtering the hot cure product, the solutions for each sample were neutralized using limestone and lime. The purpose was to prepare the neutralized pulp for subsequent environmental studies.

The sequential neutralization test work with limestone and lime successfully demonstrated that the arsenic and iron levels in thickener overflow solutions can be reduced to below 0.1 mg/L. The Fe3+/As ratio in the hot cure discharge liquor is suitably high to favour the effective stabilisation of arsenic as an arsenate upon neutralization.

Further Recommendations

The following tests were recommended in the Duparquet Technical Report:

•	Additional variability hardness tests throughout the Project. Several samples from each zone should undergo SMC, rod mill and ball mill Bond tests;
•	A variability locked-cycle testing program for the existing tailings area, including a mix of tailings and mineralized material.

The report also states that while the metallurgical results using the POX process has been positive, the BIOX and Albion processes should be re-investigated. Although these processes have been tested and evaluated, it has been almost ten years since these tests were done and advancements in these technologies may change the metallurgical or financial outcomes.

Page 69

Mineral resource estimates

The mineral resource estimate update for the Project (the “2022 MRE”) was prepared by Marina Iund, P.Geo., Carl Pelletier, P.Geo., Simon Boudreau, P.Eng. and Guy Comeau, P.Eng. using all available information. The main objective was to update the results of InnovExplo’s previous mineral resource estimate for the Project, dated June 26, 2013 (Poirier et al., 2014). The updated estimate includes more recent drill holes on the Beattie, Donchester and Central Duparquet properties.

The authors of the Duparquet Technical Report have classified the current mineral resource estimate as measured, indicated and inferred resources based on data density, search ellipse criteria, drill hole spacing and interpolation parameters. The authors also believe that the requirement of “reasonable prospects for eventual economic extraction” has been met by having:

•	Resources constrained by a pit shell, with a 50° angle in rock and a 30° angle in overburden;
•	Constraining volumes applied to any blocks (potential underground extraction scenario) using the Deswik Stope Optimizer (DSO) for the out-pit resources; and
•	Cut-off grades based on reasonable inputs amenable to potential open-pit and underground extraction scenarios.

The following table presents the 2022 Mineral Resource Estimate for the Global Duparquet Project broke down by mining method, at the actual cut off grade.

Area (Mining Method)	Cut-off (g/t)	Measured resource			Indicated resource			Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open pit	0.4	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG mining	1.5	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.4	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total	-	183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Note: The effective date of the estimate is September 12, 2022.

1.

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resource estimate follows current CIM Definition Standards.

2.	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
3.

In-pit and Underground estimates encompass sixty (60) mineralized domains and one dilution envelop using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

4.

In-pit and Underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

5.

In-pit and Underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.

6.

In-pit and Underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.

7.

In-pit and Underground: The mineral resource estimate is classified as Measured, Indicated and Inferred. The measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred resources. Blocks interpolated in the envelope were all classified as Inferred resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).

8.

In-pit and Underground: The mineral resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit mineral resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.9 to 17.0; G&A = CA$8.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

9.	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43‑101. Any discrepancies in the totals are due to rounding effects.

Page 70

The in-pit and underground portion of the 2022 MRE represents an increase of 11% in the Indicated Resource ounces and an increase of 13% in the inferred Resource ounces compared to the previous 2014 MRE (Poirier et al., 2014). Measured Resource ounces decreased by 6.3% mainly due to the use of constraining volumes. This increase is due to the addition of the 55 new assayed holes that were drilled on the Project since 2013 and the adjustment of the economic parameters to reflect current economic conditions.

The authors of the Duparquet Technical Report concluded the following:

•	The database supporting the 2022 MRE is complete, valid and up to date.

•	Geological and gold-grade continuity has been demonstrated for all 72 mineralized zones.

•	The key parameters of the 2022 MRE (density, capping, compositing, interpolation, search ellipsoid, etc.) are supported by data and statistical and/or geostatistical analysis.

•	The 2022 MRE includes measured, indicated and inferred resources for a combination of two mining scenarios: open pit and selective underground. The 2022 MRE complies with CIM Definition Standards and CIM Guidelines.

•	Two cut-off grades of 0.40 and 1.50 g/t Au were used, corresponding to potential open pit and selective underground mining scenarios.

•	Cut-off grades were calculated at a gold price of US$1,650 per troy ounce and an exchange rate of 1.31 USD/CAD, using reasonable mining, processing and G&A costs.

•	In a combined pit and selective underground mining scenario, the Project contains an estimated M+I Resource of 65,081,200 t at 1.58 g/t Au for 3,316,100 oz of gold and an Inferred Resource of 37,371,900 t at 1.36 g/t Au for 1,636,000 oz of gold. The Project also contains the Beattie mine tailings with an estimated M+I Resource of 4,125,100 t at 0.94 g/t Au for 124,500 oz of gold.

•	Based on metallurgical tests, the Duparquet Project appears amenable to existing gold recovery processes. A combination of flotation, pressure oxidation and cyanide leach processes has shown a gold recovery ranging from 94.7% to 96.5%.

The authors conclude that it is reasonable to believe that a hybrid operation consisting of an early open pit followed by later underground mining activities is amenable to the expectation of “reasonable prospects of eventual economic extraction” as stated in the CIM Guidelines. The authors believe that there is potential to add new resources in the open pit through exploration is focused in the east direction because the favorable geology hosting the Project mineralization is constrained to the west, and the pit itself is constrained to the south by the Project limit and the town of Duparquet. There is potential to add material at depth below the existing mineralized model that could be accessed from the underground infrastructures. The reader is cautioned that this exploration target is not a mineral resource estimate and is conceptual in nature. There has been insufficient exploration to define it as a mineral resource and it is uncertain if further exploration will delineate the exploration target as a mineral resource.

Page 71

The authors of the Duparquet Technical Report make the following recommendations:

•

Geology: The authors recommend further exploration drilling on the Project to potentially increase resources and the confidence level of the geological model. More specifically, the NE-SW striking secondary zones should be drilled to test their lateral and depth extensions. Additional detailed surface mapping and channel sampling would enhance the structural model. A compilation of historical diamond drill holes on the Central Duparquet Property is recommended, particularly those drilled during the 1980s to cover the current mineralized zones in that area. Further definition drilling is recommended along strike and at depth to upgrade the Inferred resources to the Indicated category and address the underground potential for all zones.

•	Mining: Additional geotechnical and hydrogeological studies should be undertaken to better define the pit wall slopes presented in this report. This would involve confirming the structural data over the proposed footprint of the open pit. Ideally, this would involve a geotechnical drilling program with a minimum of one (1) hole oriented perpendicular to each of the four pit walls (north, south, east and west).

•	Metallurgy: The QP recommends the following tests:

•	Additional variability hardness tests throughout the Project. Several samples from each zone should undergo SMC, rod mill and ball mill Bond tests.

•	A variability locked-cycle testing program for the existing tailings area involving a mix of tailings and ore.

•	The metallurgical results using the POX process have been positive. However, the QP believes that the BIOX and Albion processes should be re-investigated.

The authors have prepared a cost estimate for the recommended two-phase work program to serve as a guideline. The budget for the proposed program is presented in the following table. Expenditures for Phase 1 are estimated at $4.65 million (incl. 15% for contingencies). Expenditures for Phase 2 are estimated at $1.25 million (incl. 15% for contingencies). Phase 2 is contingent upon the success of Phase 1. The grand total is $5.9 million (incl. 15% for contingencies).

Estimated Costs for the Recommended Work Program

Phase 1	Work program	Budget cost
a	Drilling and Compilation of historical drill holes	$2.5 M
b	Resource Update	$150 k
c	Geotechnical Drilling	$1.0 M
d	Metallurgical testwork	$1.0 M
	Phase 1 subtotal	$4.65 M
Phase 2	Work program	Budget cost
a	Environmental Assessment	$800 K
b	Hydrogeological Study	$250 K
	Phase 2 subtotal	$1.05 M
	TOTAL (Phase 1 and Phase 2)	$5.7 M

Page 72

Recent developments

We plan to advance the Duparquet Project commencing in 2023 with environmental data collection to update the environmental baseline data previously collected by Duparquet Gold Mines (at the time, Clifton Star) in 2012 and 2013 to support the regulatory approval process for the Project. Future planned work will also include engineering trade-off studies, diamond drilling and an updated economic study (PEA) for the Project.

In 2022, we commenced a robust regional exploration data compilation, integration and targeting exercise to develop a path supporting potential resource expansion, resource classification upgrading, and exploration discovery.  We have also initiated discussions with the relevant Quebec ministries to address environmental and legacy infrastructure issues as part of the redevelopment of the property. We are committed to working in partnership with the municipality of Duparquet, its citizens and Indigenous communities.

Page 73

Cameron

Technical report

The description in this section of our Cameron gold project (the “Cameron Project”) is based on the project’s technical report: Technical Report on the Cameron Gold Deposit, Ontario, Canada (effective date January 17, 2017) (the “Cameron Gold Technical Report”).  The report was prepared for us by Optiro Pty Ltd. in accordance with NI 43-101 under the supervision of Mark Drabble, B. App. Sci. (Geology), MAIG, MAusIMM; and Kahan Cervoj, B. App. Sci (Geology), MAIG, MAusIMM; each Qualified Persons within the meaning of NI 43-101.  The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a Qualified Person within the meaning of NI 43-101, but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Cameron Gold Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF.  We recommend you read the Cameron Gold Technical Report in its entirety to fully understand the project.  You can download a copy of the Cameron Gold Technical Report from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Project description, location and access

The Cameron Project is wholly-owned by us through our wholly-owned subsidiary, Cameron Gold Operations Ltd.  The Cameron Project comprises 1,789 mining claims, 24 patented claims, seven licences of occupation and four mining leases.  All of the claims are located within unsurveyed crown lands, and are situated in the Rowan Lake, Heronry Lake, Tadpole Lake, Brooks Lake, Lawrence Lake, Bluffpoint Lake, and Dogpaw Lake areas, and the Phillips and Godson townships.

The total area of the project is approximately 495.74 km2 (49,574 ha).

The Cameron Project currently consists of two project areas; namely Cameron (which includes the Cameron deposit) (the “Cameron Deposit”) and West Cedartree (which includes the Dubenski and Dogpaw deposits).  The Cameron Gold Technical Report covers only the Cameron Deposit and Mineral Resource Estimate within the broader Cameron Project.  The Cameron Project area comprises 1,699 mining claims, four patented claims, six licences of occupation and three mining leases.  The West Cedartree property comprises 91 mining claims, 20 patented claims, one licence of occupation and two mining leases.

The Cameron Project is located in the southern part of western Ontario, Canada approximately 80 km southeast of Kenora and 80 km northwest of Fort Frances.  The nearest towns are Sioux Narrows and Nestor Falls, 30 km and 25 km away respectively.  The Cameron Project is on unsurveyed crown lands accessed by sealed and all-weather gravel roads.  From Kenora via Highway 17, Hwy 71 and the Cameron Lake road the distance is around 123 km.  From Fort Frances via Hwy 11, Hwy 71 and the Cameron Lake road the distance is 168 km.

Underlying royalties which affect the Cameron Deposit are:

•	1.5% NSR payable to Rubicon Minerals Corp. for 47 unpatented claims. We have the option to repurchase 0.75% of the NSR for $750,000;
•	1% NSR payable to Orion Resource Partners for 20 unpatented claims, 4 patented claims, 6 MLOs and 2 mining leases;
•	2% NSR payable to Mr. Sherridon Johnson and Mr. Edward Antony Barkauskas for one unpatented claim. We have the right to repurchase 1% of the NSR for $500,000;
•	$0.30 per ton on all ore mined payable to the estate of W. Moorhouse and D. Petrunka for one mining lease;
•	3% NSR payable to Lasir Gold Inc. We have the right to reduce the NSR to 1.5% by payment of $1,500,000; and
•	1% NSR payable to Chalice on 133 unpatented mining claims, all of which are not encumbered by pre-existing royalties. We have the right to repurchase 0.5% of the NSR for $1,000,000.

Page 74

In order to maintain the title to a mining claim, the recorded holder of the claim is required to undertake approved work expenditure of $400 per single cell mining claim or $200 per boundary cell mining claim within two years of the granting of the claim.  Work programmes and expenditure commitments can be grouped across a contiguous series of mining claims.  The duration of a mining lease is 21 years from the date of grant.  The mining leases within the Cameron Project were initially granted in 1988 and were subsequently renewed for a further 21 years in July 2009, except one mining lease which was renewed in May 2006.

History

Exploration in the area commenced in the 1940s and numerous companies have carried out prospecting, line cutting, geological mapping, trenching, soil and outcrop sampling and ground magnetic and electromagnetic geophysical surveys.

On the Cameron Project there have been numerous exploration and drilling programmes.  On the Cameron Deposit itself, the first drilling was undertaken in July 1960.  Prior to 2010, there were 836 holes comprising in excess of 90 km of diamond drill core drilled by six companies.

In 1987 at the Cameron Gold Deposit, underground development for an extensive sampling programme was undertaken.  Some 65,000 m3 of material was excavated with some bulk sampling, diamond drilling and rock chip sampling completed.  The excavated material was placed on surface at site in three separate stockpiles: one for unmineralized access development material, one for “low-grade” mineralized material; and one for “mineralized” material.  The unmineralized stockpile has been used from time to time for access road maintenance.  The mineralized material stockpiles have been surveyed and sampled for the purpose of reconciliation against depletion calculations but no estimate has been prepared that would permit inclusion of the material in a disclosure of resources.

Between 2010 and 2012, 242 surface diamond holes were drilled totalling 36,000 m, the majority on the Cameron Deposit.

Since 2010, the following exploration work has been carried out throughout the Cameron Project consisting of:

•	Airborne magnetic gradiometers survey of the project area in 2010.
•	250 km of line cutting over the property
•	142-line km of Pole-Dipole Induced Polarisation surveys (July 2010 to February 2011)
•	Orientation geochemical sampling programme of surface pits around the Cameron deposit in late 2011. A total of 19 samples of around 12 kg were collected from the base of till over an area of about 900 m x 600 m.
•	Excavation of 94 pits in 2013 on gold-in-till anomalies.
•	Outcrop mapping and prospecting
•	Heli-borne magnetics and Versatile Time-domain Electromagnetic (VTEM) over the western portion of the project in 2014. A total of 1457 line km of VTEM was flown at 200 m spacings.
•	Several historical Mineral Resource estimates have been done for the Cameron Deposit.

In May 2014, 15 holes for 2,599.5 m were diamond drilled at the Jupiter, Ajax, Juno and Hermione prospects that are proximal to the Cameron Deposit.

Page 75

Geological setting, mineralization and deposit type

The mineralization at the Cameron Project is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (“Cameron Lake Shear Zone” or “CLSZ”) which dips steeply to the northeast.  In the south-eastern part of the deposit where the greatest amount of gold has been delineated, the shear zone forms the contact between the mafic volcanic rocks and diabase/dolerite rocks of the footwall.

Gold mineralization occurs within quartz breccia veins, associated with intense silica‐sericite‐carbonate‐pyrite alteration in a series of zones that dip moderately to steeply to the northeast within and adjacent to the shear zone.  Gold is associated with disseminated pyrite with high sulphide concentration generally corresponding with higher gold grade.  Visible gold is rare.  The mineralization is open at depth and along strike to the northwest with potential to expand the Mineral Resource in these directions.

The Cameron Deposit is a greenstone‐hosted gold deposit.  While the deposit can generally be considered to be part of the orogenic family of gold deposits, it bears many characteristics atypical of the largest gold deposits of this style.  These features include:

•	mineralization dominated by disseminated sulphide replacement and quartz‐sulphide stockwork and quartz breccia veins;

•	spatial and temporal association of mineralization with porphyry intrusive bodies that have similar alteration assemblages (taking into account primary lithological variations);

•	relatively minor amounts of auriferous quartz‐carbonate vein material comprising the mineralization, which is likely temporally‐late compared to the disseminated sulphide replacement and quartz breccia veins;

•	high‐grade mineralization is largely deformed and the disseminated sulphide replacement zones that constitute the bulk of the mineralization are commonly foliated; and

•	the alteration assemblage of the mineralization (sericite‐albite‐carbonate‐pyrite) is atypical.

Exploration

Exploration at the Cameron Project commenced in 1960 and has been conducted intermittently until the present day.

Drilling

A number of diamond drill hole programmes have been carried out across the Cameron Project area by a number of explorers: Noranda Exploration Company Limited (“Noranda”) from 1960 to 1961; Zahevy Mines Limited and Noranda from 1972 to 1974; Nuinsco in 1981; Nuinsco and Lockwood Petroleum Inc. from 1983 to 1984; Nuinsco and Echo Bay Mines Limited from 1985 to 1989; Nuinsco and Deak International Resources Holding Limited in 1989; Cambior Inc. in 1996; Nuinsco from 2003 to 2005; and Coventry Resources Inc.  (“Coventry”) from 2010 to 2012.  In addition, an RC drilling programme was completed by Nuinsco from 1985 to 1986 to sample the overlying glacial till and the bottom of hole in bedrock to test for geochemical anomalism associated with gold mineralisation.

Page 76

From 1960 through to 2012, 981 diamond drill holes were drilled for a total of 120,813 m.  An additional 83 RC holes were drilled during the mid-1980s for a total of 862 m.

Underground exploration of the Cameron Deposit commenced in October 1986 and was undertaken in two phases until July 1988 to verify the surface drilling results.  Overall, 457 underground diamond drill holes were completed for a total of more than 21,707 m.  An additional 55 diamond drill holes were drilled from underground for a total of 4,887 m between 1989 and 1990.

Sampling, analysis and data verification

Documentation regarding historic field procedures applied by previous explorers at the Cameron Gold Deposit, including details regarding sample collection, preparation, transportation and security, and analytical techniques, is poor or non‐existent.  Prior to 1988, core was manually split, with half‐core sent for analysis.  Post 1988, drill core was cut using a masonry saw.  The inclusion of control samples is assumed and is sometimes referenced in documentation but details regarding this are not documented.

For the 2010 to 2012 drill programmes, drill core was cut on site with wet masonry core saws by geotechnical personnel who are supervised by Coventry site‐based geologists.  The selection of intervals for cutting and the length of these intervals was based on lithological, alteration or mineralization boundaries as defined by the supervising geologist with 1 m intervals used in zones of similar lithology.  Within mineralization the sampling intervals vary from 0.06 m to 2 m.

Samples were received at the laboratory and checked against accompanying sample dispatch sheets to ensure all samples are delivered.  Any discrepancies were noted and Coventry notified that resolution was required before the samples advanced through the preparation process.

Sample preparation comprised standard laboratory techniques of (i) drying for a minimum of 8 hours, (ii) mill crushing to greater than 70% passing 2 mm, (iii) riffle splitting (using a Jones Splitter) to approximately 250 gm and (iv) disk pulverising to 85% passing 75 microns.  The sample was then split to 30 g for analysis with the remainder retained as a pulp residue.  The coarse remainder was put aside as a bulk residue (reject).

Overweight samples (>2.5 kg) were crushed and split into two samples, treating each as above and recombining after pulverising.

All samples were analysed for gold by accredited and independent Activation Laboratories Ltd. (“ActLabs”) at their Thunder Bay facility using method ‘1A3‐Tbay Au - Fire Assay Gravimetric’.  The 30 g assay sample was combined with fire assay fluxes (borax, soda ash, silica and a lead oxide litharge) and silver added as a collector.  The mixture was placed in a fire clay crucible, preheated at 850°C, intermediate at 950°C and finished at 1060°C over approximately 60 minutes.  The crucibles were then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould.  The lead button is then placed in a preheated cupel which absorbs the lead when cupelled at 950°C to recover the silver and gold doré bead.

The gold was separated from the silver in the doré bead by parting with nitric acid.  The resulting gold flake is annealed using a torch.  The gold flake remaining is weighed gravimetrically on a microbalance.  The detection limits are 0.03 ppm Au (lower) and 10,000 ppm Au (upper).

Page 77

All drill core from the 2010 and 2011 drilling programs is stored in covered steel core racks at the Cameron Project.  Every core box is labelled with Dymo tags, recording hole ID, box number and ‘from’ and ‘to’ depths.

All samples were individually bagged and labelled with unique sample numbers.  Corresponding laboratory specific assay tags were included in each sample bag, which were then sealed with plastic zip‐ties and batched in woven nylon bags.  Samples were transported via commercial road transport on a weekly basis during drilling programmes.  The samples were taken to ActLabs in Thunder Bay or to the ActLabs sample preparation facility in Dryden before being transferred to Thunder Bay for analysis.

Drill core was logged in the exploration camp at Cameron Lake.  The core was logged for geology, alteration, mineralization, structure and other geological features such as veining.  The core was photographed in wet and dry condition and stored in racks prior to sampling by core cutting.  The drill core was marked up with the sample intervals and the core was cut using a diamond blade saw.  Sample tickets were stapled into the wooden core trays and the other half put into the sample bag.  The sample number was also written on the outside of the calico sample bag for identification and sorting purposes.  The core is stored in the exploration facility at the Cameron Property.  This has dedicated covered racks for storing drill core, wooden crates for sample residues, and sea containers for sample pulps.

All samples were individually bagged and labelled with unique sample numbers.  Corresponding laboratory specific assay tags were included in each sample bag, which were then sealed with plastic zip‐ties and batched in woven nylon bags.  Samples were transported via Gardewine North commercial road transport of Kenora.  The samples were taken to ActLabs in Thunder Bay.  Confirmation was sent to Chalice that the security tags were intact, and that the numbers match the sample despatch request.

As part of its QA/QC review, Optiro Pty Ltd. (“Optiro”) was provided a Microsoft access database containing two QA/QC tables.  One table comprised standards and blanks and one table comprised duplicates assay results.  Optiro exported these tables into CSV format and imported the QA/QC results into data analysis spread sheets to review the Cameron QA/QC results.

The underground drilling data collected between 1987 and 1989 was considered critical to the quantity and quality of the 2014 Mineral Resource Estimate, and as no QA/QC information was available, Coventry undertook a re‐sampling program in order to establish confidence in the assay results.  The Coventry re‐sampling programme targeted mineralization in and around the underground development.  Remaining core was quartered either using a core saw or manually (depending on core condition) over the same sample intervals as currently recorded in the database.  The re‐samples were prepared and assayed in exactly the same manner that samples from Coventry’s diamond drilling programme were processed with sample preparation and analysis carried out at ActLabs in Thunder Bay.  This re‐sample programme provided 816 directly comparable assay results, from a total of 1,904.6 m of drill core.  The comparison is between half core (original sample) and quarter core (resample).

Optiro only managed to identify 101 samples recorded in the QA/QC database to be duplicate samples and that were submitted by Coventry in 2010 and 2011.  Optiro’s analysis of the 101 identified quarter core duplicate samples indicates a poor repeatability of grades between paired samples with a correlation coefficient of 0.24.  The results suggest that the duplicate samples are under reporting compared to the original grades at gold grades of less than 1 g/t Au, and over reporting compared to the original grades at gold grades of greater than 2 g/t Au.

Results from the scatter plot, precision plot and relative difference plots highlight a moderate to poor precision and poor repeatability of duplicates from this resample programme.  In Optiro’s opinion the repeatability and precision of these duplicates does not demonstrate a high level of confidence.  However, the small number of samples does not in Optiro’s opinion provide definitive evidence of issues with the duplicate repeatability.  Optiro notes that consideration for differing sample volumes i.e. manually split half core (versus) sawn quarter core needs to be taken into account when reviewing duplicate analysis results.  As such, whilst Optiro recommends that First Mining needs to review the performance of the Coventry resample programme further, Optiro considers these results to be adequate for resource estimation.

Page 78

Optiro has identified 249 blanks submitted by Coventry as part of its resample programmes in 2010 and 2011.  Of the 249 blanks submitted four returned grades above 0.03 g /t Au.  This represents a failure rate of less than 2%.  Optiro considers these results to be adequate for resource estimation.

Optiro identified 236 standards submitted by Coventry as part of its resample programmes in 2010 and 2011.  Of the 236 standards submitted, 10 different Certified Reference Material (“CRM”) standards with gold grades ranging from 0.38 g/t to 7.97 g/t Au were used during the Coventry resample programme.  A total of 55 gold standards fall outside three standard deviations which represents a failure rate of approximately 23%.  When graphed, it is evident that a large number of the standard failures are potential sample swaps (i.e. incorrect standard labelling or blanks labelled as a standard).  However, due to the close gold grades of a number of standards, it is not possible to determine with 100% accuracy what the actual standard ID might be.

Optiro does not know whether Coventry resubmitted all failed batches for re-analysis.

Optiro considers that the sample swaps should be rectified in the database so that the QA/QC performance is representative of the performance of the standards.  In taking these into account, Optiro considers that the CRM assay performance is adequate for estimation.

As part of their 2010 to 2012 drilling programmes, Coventry submitted standards, duplicates and blanks as part of their quality control program.

The blank material was obtained from a granite quarry and whilst not certified, was considered by Coventry to be sufficiently homogenous and unmineralized to act as barren material.  Of the 921 blanks submitted eight (8) returned grades above 0.03 g /t Au.  This represents a failure rate of less than 2%.  These failures were reviewed at the time by Coventry and were considered to be potential laboratory contamination issues.  Optiro considers these results adequate for resource estimation.

Of the 921 standards submitted, six were recorded as have grades of -99.  Optiro removed these standards from the database prior to any further analysis.  A total of 12 different CRM standards with gold grades ranging from 0.69 g/t Au to 7.97 g/t Au were used during the Coventry drill programs.

The provided database contained 901 quarter core duplicate samples collected by Coventry during the 2010 to 2012 drilling programmes.  The duplicates demonstrate a moderate correlation coefficient (0.83) indicating moderate repeatability of grades between paired samples.

The relative precision of a field duplicate dataset is determined by calculating the absolute difference between the two sample’s grades divided by the mean of the sample pairs.  Good or high precision suggests that the paired samples are consistent with each other, both samples have been well homogenised and that sample size (weight) is adequate to be representative of the material collected from the drill hole.  Poor or low precision suggests that the samples have been poorly prepared, have a high inherent nugget, poor assaying, or are not large enough to be representative.  Of the duplicates submitted to ActLabs, 74% of assays were within 5% precision, 76% within 10% precision, and 78% within 15% precision.

Results from the scatter plot, precision plot, and relative difference plots highlight a moderate to poor precision and moderate to poor repeatability of duplicates from these phases of drilling.  Part of this could be due to the use of chisel vs. saw splitting, or the use of quarter vs. half core samples, which Optiro does not consider to be a true representative duplicate sample when dealing with gold mineralisation.  As previously stated, taking into account consideration for differing sample volumes (i.e. half core versus quarter core), Optiro considers these results to be adequate for resource estimation.

Page 79

In 2014, Chalice undertook a resampling program to provide additional confidence in the underlying drill hole sample assays results used for Mineral Resource estimation.  The samples selected were considered to be spatially representative of the majority of the Cameron Gold Deposit with an emphasis on near surface locations.  A total of 492 pulps and 325 coarse rejects were selected from the existing drill holes within the following series:

•	Historical holes - resample of pulp samples only

•	Coventry 2010 holes - pulps and rejects

•	Coventry 2011 holes - pulps and rejects.

The following is an overview of the pulp sampling program taken from the Chalice 2014 Report.

•	Selected pulp samples were sent to AGAT Laboratories of Mississauga, Ontario - the Umpire Laboratory

•	The samples were not re‐numbered given the sample sequence had never been seen by this laboratory

•	The laboratory was requested to place an “A” prefix to the start of the sample number to distinguish these results from the original results.

•	Standards and Blanks were included with these samples positioned in the same location sequence as in the original submission; a new Standard was placed in the position of the original Standard (the original Standard sample being exhausted by the analytical process) whilst the Blanks were retained from the original submissions.

The selected samples were renumbered (for disguise) and re‐submitted to ActLabs to preparation and analysis by the method adopted by Coventry and described in previous reports.

Standards and Blanks were included with these samples positioned in the same location sequence as in the original submission; a new Standard was placed in the position of the original Standard (the original Standard sample being exhausted by the analytical process) whilst the Blanks were retained from the original submissions.

Results from the pulp duplicate analysis indicates a good repeatability of pulps, while results from the coarse reject analysis illustrate that the average grade of the rejects is 4% lower than the original sample.  Optiro was not provided with this data and as such has not been able to replicate these results.

Optiro considers the assay performance of the pulp and reject samples to provide good support for the representivity of the analytical results and for mineral resource estimation.

In 2015, Chalice undertook two resampling programs of unsampled intervals within the Cameron Shear Zone.  Optiro has based the following analysis of standards, duplicates and blanks submitted as part of the 2015 resampling programs based on the coding in the provided database.

Of 1,608 blanks submitted during the 2015 resample program, 10 returned grades above 0.03 g/t Au.  This represents a failure rate of less than 1%.  Optiro considers these results to be a good measure of the sample preparation process and acceptable for resource estimation.

Page 80

Of 1,644 standards submitted, 10 were recorded as ‘sample consumed’.  Optiro removed these standards from the database prior to any further analysis.  A total of 9 different CRM standards with gold grades ranging from 0.34 g/t Au to 7.97 g/t Au were used during the Chalice resample programmes.

A total of 144 gold standards fell outside of three standard deviations, which represents a failure rate of approximately 9%.  The majority (but not all) of the failures appear to be sample swaps (i.e. incorrect standard labelling or blanks labelled as a standard).  In this program, Chalice did not resubmit failed batches for re-analysis but Optiro recommends implementation of this protocol for future programs.  In addition, Optiro notes the presence of what appears to be cyclic trends in the standard results.  Further investigation into these trends is recommended.

Of 1,629 quarter core duplicates submitted, one was recorded as having a grade of -99.  Optiro removed this sample from the database prior to any further analysis.  The duplicates demonstrate a moderate correlation coefficient (0.79) indicating a moderate repeatability of grades between paired samples.  Optiro notes there are a number of original samples (43) with barren grade (<0.03 g/t Au) where the duplicate has returned gold grades ranging from 0.1 g/t Au to 2.42 g/t Au.  Furthermore, there a number of duplicate samples (47) of barren grade with an original grade ranging from 0.1 g/t Au to 3.1 g/t Au, suggesting that there are potentially sample swaps.

The relative precision of a field duplicate dataset is determined by calculating the absolute difference between the two sample’s grades divided by the mean of the sample pairs.  Good or high precision suggests that the paired samples are consistent with each other, both samples have been well homogenised and that sample size (weight) is adequate to be representative of the material collected from the drill hole.  Poor or low precision suggests that the samples have been poorly prepared, have a high inherent nugget, poor assaying, or are not large enough to be representative.  Of the duplicates submitted to ActLabs 86% of assays were within 5% precision, 87% within 10% precision, and 88% within 15% precision.

Results from the scatter plot, precision plot, and relative difference plots highlight a moderate precision and a moderate repeatability of duplicates from these resampling programs.

Based on the good correlation coefficient and moderate repeatability performance of the duplicate samples Optiro considers the results from the Chalice 2015 resampling program to be acceptable for use in a Mineral Resource estimate.

Aside from the pulp resample programme undertaken by Chalice in 2014, Optiro is unaware of any additional umpire duplicate sampling that has taken place at Cameron Project.

Data verification has been carried out by the author to verify the following elements:

•	Deposit location and geology confirmed by site visit to view outcrop exposures, drill core samples and photographs of drillcore;

•	Drill collar locations and grid co-ordinates verified by GPS check of randomly selected drill hole co-ordinates;

•	Downhole survey deviation compared on an random selection of drill holes;

•	Quantum of stated mineralisation supported by independent sampling of mineralization; and

•	Assay integrity verified by sample QA/QC analysis, no significant bias identified.

Primary source data (surveys, downhole survey information, assay certificates) checked against database for errors and no material issues identified.

The results of the data validation process have verified the accuracy and integrity of the information provided by Chalice.  It is Optiro’s opinion that the Cameron database is acceptable for the purpose of mineral resource estimation.

Page 81

Mineral processing and metallurgical testing

A number of preliminary metallurgical studies have been carried out on samples from the Cameron Property from 1985 to the present.  Multi-element geochemical assays of the samples from the drill holes drilled between 2010 and 2012 have indicated that concentrations of deleterious elements (such as sulphur) are not significant.

Metallurgical test work carried out on samples representative of the style of mineralization at the Cameron Gold deposit showed that recoveries of 92% to 93% were returned from direct cyanidation of samples ground to 75 μm.  The results also showed that the recoveries were grind sensitive with maximum recoveries at a P80 grind size in the range 53 to 75 μm.  An alternative processing regime of sulphide flotation (mainly pyrite), regrind of flotation concentrate followed by intensive cyanidation of flotation concentrate and flotation tailings provided gold recoveries marginally higher than direct cyanidation.  At a grind size of 75 μm the optimum leach time was approximately 24 hours.

Test work completed in 2013 by the Vancouver branch of SGS used a composite sample taken from 17 drill hole intersections from 14 separate drill holes at the Cameron Project.  Comminution tests indicated that:

•	rod and ball mill bond work indices are low;

•	moderate abrasion index within typical ranges for dolerite-basalt material; and

•	JK breakage parameters indicating the material is highly competent.

Gravity recoverable gold is typically around 25% with no improvement in overall recovery after gravity recovery with cyanidation of the gravity tails.  Test work carried out in 2014 showed that cyanide in leach processing at a P80 of 75 μm would recover 92.5% of gold with a cyanide usage of 0.2 kg/t and lime usage of 1.2 kg/t.  This result was an improvement on direct cyanidation in terms of reagent usage with a lower recovery (92.5% vs.  <95% cyanidation).  No processing issues or deleterious elements have been identified that could have a significant effect on potential mineral extraction in metallurgical test work completed to date.

Mineral resource estimates

The Mineral Resource estimates for the Cameron Deposit have been generated from drill hole sample assay results.  The interpretations are based on an integrated 3D geological model that defines the relationships of the geological elements at the Cameron Property.  The interpreted mineralization wireframes (using a nominal 0.4 g/t Au, and 0.25 g/t Au cut-off grade for low grade domains) have been used to constrain gold grade estimates.  There are eight mineralization domains that are split into two global areas - ‘northern’ and ‘southern’, with the separation defined by a set of northwest (grid) striking quartz feldspar porphyry (“QFP”) dykes.  The southern domain is the most strongly mineralized.  The stronger mineralization is attributed to being dominantly mafic hosted with an inflection point in the Cameron Lake Shear Zone and resultant dilation zone defined by north-south striking hangingwall and footwall QFP dykes.

Block grade estimation parameters have been defined on the basis of geology, drill hole spacing and through geostatistical analysis of the data.  Top-cut 1.0 metre composite samples informed the block grade estimate by ordinary kriging (“OK”) into a panel size of 5 mE by 10 mN and 5 mRL, which is considered appropriate for the distribution of sample data and the deposit type.  Sub-celling of the parent cells to 0.625 mE by 2.5 mN and 1.25 mRL was enabled to ensure good volumetric correlation with the mineralization wireframes.

Page 82

The Mineral Resource estimates have been classified by the geological understanding, data spacing, block proximity to sample locations, underground development and confidence in the block model grade estimate.  The Mineral Resource estimate has been reported in accordance with the Standards on Mineral Resources and Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards.

The Mineral Resources have been reported using the constraints and cut-off grades specified in the tabulations below.  The Mineral Resource is tabulated in Table A for Measured and Indicated Mineral Resources and in Table B for Inferred Mineral Resources.

Table A - Measured & Indicated Mineral Resource statement as at January 17, 2017

Mineral Resource Classification	Open-Pit Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Measured Mineral Resource	Within US$1,350 open-pit shell	0.55	2,670,000	2.66	228,000
Indicated Mineral Resource	Within US$1,350 open-pit shell	0.55	820,000	1.74	46,000
Measured + Indicated			3,490,000	2.45	274,000
Mineral Resource Classification	Underground Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Measured Mineral Resource	Below US$1,350 open-pit shell	2.00	690,000	3.09	69,000
Indicated Mineral Resource	Below US$1,350 open-pit shell	2.00	1,350,000	2.80	121,000
Measured + Indicated			2,040,000	2.90	190,000
TOTAL MEASURED + INDICATED			5,530,000	2.61	464,000

Table B - Inferred Mineral Resource statement as at January 17, 2017

Mineral Resource Classification	Open-Pit Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Inferred Mineral Resource	Within US$1,350 open-pit shell	0.55	35,000	2.45	3,000
Mineral Resource Classification	Underground Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Inferred Mineral Resource	Below US$1,350 open-pit shell	2.00	6,500,000	2.54	530,000
TOTAL INFERRED			6,535,000	2.54	533,000

The Measured and Indicated Mineral Resources are defined in the areas of the deposit that have the highest drilling density along with underground development that has exposed and sampled the deposit on three levels of drift development.

Page 83

Recent developments

On December 9, 2020, First Mining completed a transaction with Metalore pursuant to which it acquired from Metalore the East Cedartee claims which are located between the Cameron claim block (which includes the “Cameron Gold Deposit” that hosts the current Mineral Resource on the Cameron property) and the West Cedartree claim block (which includes the Dubenski and Dogpaw deposits on the Cameron property).  The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and adds a further 3,200 hectares to the 49,600 hectares that First Mining already holds in the district, making a total of 52,800 hectares for the entire property.  The property area for the Cameron Project is now comprised of 2,001 mining claims, 24 patents, 4 mining leases and 7 licenses of occupation.

In 2021, First Mining completed surface water and groundwater quality sampling on and around the Cameron Gold Project in order to maintain an ongoing process of data collection to support any baseline studies for future permitting. Work on the property also included historical drill core organization and site infrastructure maintenance. Exploration field work was also carried out in 2021, which consisted of a 10-day rock sampling program with approximately 50 samples collected for analysis.

In 2022, First Mining completed a desktop study comprising of data compilation, geological modelling and exploration target generation across the northern majority of the property covering an area of approximately 700 square kilometres generating 54 targets for future advancement.

An initial 4,000 m drill program at the project is planned for 2023 in order to advance the exploration potential of the local geology and identify new drill targets at the West Cedartree and East Cedartree claims.  An exploration permit application in support of this planned work was submitted by First Mining in 2021 and is under review by the Ontario Ministry.

First Mining continues to provide opportunities for the sharing of updates and information about the Cameron Gold Project with local Indigenous communities. Animakee Wa Zhing #37 First Nation and First Mining signed an exploration agreement in June 2021.

Page 84

Non-material properties

We also hold a number of non-material mineral properties in our portfolio.  Some of these properties are resource-stage assets which have NI 43-101 technical reports that support resources of less than one million ounces of attributable gold.  Others are grassroots exploration projects that host mineralization but have not had sufficient drilling on them to classify resources under the CIM definition standards.  A brief summary of some of these properties is set out in this section.

Canada

Pickle Crow Gold Project, Ontario

We own a 30% interest in PC Gold, the joint venture company that owns the Pickle Crow Project.  Our joint venture partner Auteco owns the remaining 70% of PC Gold, and is the current operator of the Pickle Crow Project.  We also hold a 2% NSR on the Pickle Crow Project.  For further information, see the section in this AIF entitled “Investor Information - Material contracts - Pickle Crow Earn-In Agreement”.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz. Au.  The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR profile at www.sedar.com.

In 2020 and 2021, our joint venture partner Auteco completed an initial 45,000 m drill program at the Pickle Crow Project (the “Phase 1 Program”).  On July 27, 2021, we announced the commencement by Auteco of a second phase, 50,000 m drill program at the Pickle Crow Project (the “Phase 2 Program”, and together with the Phase 1 Program, the “Auteco Program”), and we announced the drill results of the Auteco Program to date.

The Phase 1 Program was comprised of 166 diamond drill holes totalling 45,522 m and such holes focused exclusively on near mine extensions and mineralized structures outside of the current resource area at the Pickle Crow Project.  Auteco commenced a Phase 2 50,000m diamond drill campaign in June 2021 following the success of the Phase 1 45,000 m drill campaign, with a dual strategy of driving near-mine resource growth combined with early-stage exploration at regional targets.  Of the current 50,000 m drill program, 15,000m (30%) is currently being dedicated to testing regional targets at Pickle Crow.  Mapping, outcrop sampling and the acquisition of detail ground magnetics has also been completed by Auteco on the regional tenure outside of the current resource area.

Pickle Crow Drill and Sampling Highlights

The Phase 1 and Phase 2 Programs successfully intersected extensions to known mineralized structures, in addition to the discovery of previously undefined mineralization.  Drill highlights from the Auteco Program in 2021 include:

•	New, shallow high-grade gold discovery (“Cary Discovery”) with drill results including:

o	5.8 m @ 16.2 g/t gold from 112.8 m in AUDD0158 - New Structural Zone including 2.2 m @ 39.4 g/t
o	14.9 m @ 2.2 g/t gold from 28.7 m in AUDD0137 – New Structure
o	16.5 m @ 2.3 g/t gold from 160.6 m in AUDD0141 – New Structure
o	6.5 m @ 4.6 g/t gold from 86.5 m in AUDD0138 – New Structure
o	3.3 m @ 4.7 g/t gold from 54.3 m in AUDD0134 – New Structure

Page 85

•	Extension of known, high-grade gold mineralization in the Shaft 3 and Shaft 1 areas with drill results including:
o	4.9 m @ 7.5 g/t gold from 483.2 m in hole AUDD0152 - New Structure - Shaft 3
o	3.3 m @ 8.0 g/t gold from 836.4 m in hole AUDD0166 - 80 m Extension Structure - Shaft 3
o	6.5 m @ 6.6 g/t gold from 838.1 m in AUDD0166W1 - New Structure - Shaft 3 including 1.8 m @ 21.2 g/t
o	4.9 m @ 4.7 g/t gold from 514.1 m in AUDD0178 including 2.1 m @ 10.4 g/t - New Structure - Shaft 3
o	1.0 m @ 14.1 g/t gold from 432.0 m in AUDD0179 - New Structure - Shaft 3
o	1.3 m @ 21.4 g/t gold from 82.1 m in hole AUDD0128 - 80 m Extension Structure - Shaft 3
o	0.6 m @ 42.9 g/t gold from 320.0 m in hole AUDD0128 - 80 m Extension Structure - Shaft 3
o	4.6 m @ 7.5 g/t gold from 183.5 m in hold AUDD0064 - 80 m Extension Structure - Shaft 1

•	Regional mapping and reconnaissance sampling yielded significant results, with outcropping veins at the Springer target returning rock chip results including:
o	145.7 g/t gold, 6.2 g/t gold, 5.7 g/t gold and 4.3 g/t gold

Notes:

•	Assaying for the Auteco Program was completed by AGAT laboratories in Thunder Bay, Ontario.
Prepared 30 g samples were analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Samples greater than 5 g/t Au were reassayed by 50 g fire assay with gravimetric finish.
•	Reported widths are drilled core lengths; true widths are unknown at this time.
•	Cut-off grade of 1 g/t Au allowing for 1 m internal dilution.

QA/QC Procedures

The QA/QC program for the Auteco Program consists of the submission of duplicate samples and the insertion of certified reference materials (CRM), including low, medium and high-grade standards and coarse blanks, at regular intervals in the sample stream.  One set of the four QA/QC sample types are inserted every 25 samples, consisting of one course duplicate, one quarter-split field duplicate, one CRM (altering between low, medium and high standards) and one blank.  AGAT Laboratories, Auteco’s laboratory service provider, also undertakes its own internal QA/QC program to ensure proper sample preparation and equipment calibration.

Hope Brook Gold Project, Newfoundland

Big Ridge currently holds a 51% interest in the in the Hope Brook Gold Project land may earn up to an 80% interest.  For a summary of the key terms of the Hope Brook Earn-In Agreement, see the section in this AIF entitled “Investor information - Material contracts - Hope Brook Earn-In Agreement”.

The Hope Brook Project covers an area of 26,650 ha in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. The project has well maintained infrastructure on site, including an operational 28-person camp, an 1,100 m airstrip, ice-free docking facility and importantly, connection to the provincial electrical power grid via an on-site substation.  The project was a former operating gold mine that produced 752,163 oz. Au from 1987 to 1997.

Page 86

On February 21, 2023, Big Ridge reported the following updated mineral resource estimate (“MRE”) on the Hope Brook Gold Project. The MRE was completed by SGS Geological Services and is based on data from 763 surface and underground drill holes representing 164,865 m of drilling, including data for 60 surface drill holes for 19,090 m completed by Big Ridge in 2021 and 2022.  The new resource estimate contemplates open-pit mineral extraction and identifies both in-pit resources and out-of-pit resources considered accessible by underground mining methods.

Hope Brook Project Mineral Resource Statement, effective January 17, 2023

IN PIT
Hope Brook	Cut-off Grade (g/t Au)	Tonnes	Grade (Au g/t)	Contained Gold Ounces
INDICATED
Main Zone	0.4	14,584,000	2.14	1,002,000
UNDERGROUND
Hope Brook	Cut-off Grade (g/t Au)	Tonnes	Grade (Au g/t)	Contained Gold Ounces
INDICATED
240 Zone	2.0	544,000	4.31	75,000
Main Zone	2.0	1,062,000	3.78	129,000
INFERRED
240 Zone	2.0	1,994,000	3.28	210,000
Main Zone	2.0	221,000	2.96	21,000
IN PIT AND UNDERGROUND
Hope Brook	Cut-off Grade (g/t Au)	Tonnes	Grade (Au g/t)	Contained Gold Ounces
INDICATED
240 Zone	2.0	544,000	4.31	75,000
Main Zone	0.5 and 2.0	15,646,000	2.25	1,131,000
INFERRED
240 Zone	2.0	1,994,000	3.28	210,000
Main Zone	2.0	221,000	2.96	21,000

Page 87

Notes:

1.	The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves

2.	All figures are rounded to reflect the relative accuracy of the estimate.

3.	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

4.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to a Measured and Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5.

The update MRE is based on data for 763 surface and underground drill holes representing 164,865 m of drilling, including data for 60 surface drill holes for 19,090 m completed by Big Ridge in 2021 and 2022.

6.	The mineral resource estimate is based on 2 three-dimensional ("3D") resource models for the Main Zone and 240 Zones.

7.	High grade capping was applied to the 1.5 m composite data. A capping value of 50 g/t Au was to the Main Zone and 40 g/t Au for the 240 Zone.

8.	Average density values were assigned per zone.

9.

Gold is estimated for each mineralization domain. Blocks (5x5x5) within each mineralized domain were interpolated using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains.

10.

It is envisioned that parts of the Main Zone may be mined using open pit mining methods. Open pit mineral resources are reported at a base case cut-off grade of 0.4 g/t Au within a conceptual pit shell.

11.

It is envisioned that parts of the Main Zone as well as the 240 Zone may be mined using underground mining methods. A selected base case cut-off grade of 2.0 g/t Au is used to determine the underground mineral resource for the Main Zone and 240 Zone.The underground Mineral Resource grade blocks were quantified above the base case cut-off grade, below the constraining pit shell and within the constraining mineralized wireframes.

12.	Base case cut-off grades consider a metal price of US$1750.00/oz Au and considers a metal recovery of 86 % for Au.

13.

The pit optimization and in-pit base case cut-off grade of 0.4 g/t Au considers a mining cost of US$2.65/t rock and processing, treatment and refining, transportation and G&A cost of US$15.60/t mineralized material, and an overall pit slope of 55°. The underground base case cut-off grade of 2.0 g/t Au considers a mining cost of US$54.00/t rock and processing, treatment and refining, transportation and G&A cost of US$15.550. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

14.

The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

15.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

Duquesne Gold Project, Québec

We acquired a 100% interest in the Duquesne Gold project located in the Abitibi Region of Québec (the “Duquesne Project”) through our acquisition of Clifton Star in April 2016.  The Abitibi Region of Québec is one of the most prospective and productive mineral regions in Canada with more than 100 years of continuous mining history and hosts a number of major Canadian mines.

Page 88

The property, which comprises 84 contiguous mining claims, covers an area of 2,364 ha and is situated along the Destor-Porcupine Break, which boasts historical production of 192 million ounces of gold.  It is approximately 30 km northwest of the city of Rouyn-Noranda, and approximately 16 km east of the town of Duparquet, so it has excellent access to infrastructure and a skilled labour pool.

The Duquesne Project hosts: (i) an Indicated Mineral Resource of 1.9 Mt grading 3.33 g/t Au and containing 199,161 oz. Au, and (ii) an Inferred Mineral Resource of 1.6 Mt grading 5.58 g/t Au and containing 280,643 oz. Au.  A technical report in support of these Mineral Resources, entitled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, was prepared by Genivar Limited Partnership in accordance with NI 43-101 and was dated July 26, 2011 and filed on SEDAR by Clifton Star on October 28, 2011 under its SEDAR profile.  On May 25, 2016, the technical report was re-issued in First Mining’s name by WSP Canada Inc.

Pitt Gold Project, Québec

We purchased a 100% interest in the Pitt Gold project located in the Abitibi Region of Québec (the “Pitt Project”) from Brionor in April 2016.  The property, which comprises 14 contiguous mineral claims, covers an area of 492 ha.

The Pitt Project is contiguous to our Duquesne Project, and close to our Duparquet Gold Project.  It is approximately 35 km north of the city of Rouyn-Noranda, and approximately 7 km east of the town of Duparquet, so it has excellent access to infrastructure and a skilled labour pool.

The Pitt Project hosts an NI 43-101 Inferred Mineral Resource of 1.1 Mt grading 7.42 g/t Au and containing 257,000 oz. Au.  The technical report in support of these resources, entitled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project Duparquet Township Abitibi Region, Quebec, Canada”, was prepared in accordance with NI 43-101 by Micon International Ltd., with an effective date of December 6, 2016, and was filed by us on SEDAR on January 6, 2017 under our SEDAR profile at www.sedar.com.

Porcupine East Property

In February 2023 we acquired the Porcupine East Property, located adjacent to our Duparquet Gold Project, connecting our land package to our Pitt and Duquesne Projects to the east.  The Porcupine East Property is strategically located between the Duparquet Project and the Pitt and Duquesne Projects. With the addition of the Porcupine East Property, our land position has increased by 1,868 hectares for a total land tenure of over 5,800 hectares in Quebec, along with an additional 7 km of strategic ground across the Destor-Porcupine Zone.  The new amalgamated property now includes 3 past producing gold mines, 1 gold deposit, and 17 mineral showings.

Page 89

The following map shows the location of the Duquesne Gold Project, the Pitt Gold Project and the Porcupine East Property, all of which are in close proximity to our Duparquet Project:

Page 90

Risks that can affect our business

There are risks in every business.

The nature of our business means we face many kinds of risks and hazards - some that relate to the mineral exploration industry in general, and others that apply to specific properties, operations or planned operations.  These risks could have a significant impact on our business, earnings, cash flows, financial condition, results of operations or prospects.

The following section describes the risks that are most material to our business.  This is not, however, a complete list of the potential risks we face - there may be others we are not aware of, or risks we believe are not material today that could become material in the future.  We have in place systems and procedures appropriate for a company at our stage of development to manage these risks, to the extent possible, but there is no assurance that we will be successful in preventing the harm that any of these risks could cause.

Types of risk

•	Exploration, development, production and operational risks	p. 96

•	Financial risks	p. 101

•	Political risks	p. 105

•	Regulatory risks	p. 106

•	Environmental risks	p. 107

•	Industry risks	p. 109

•	Other risks	p. 110

Exploration, development, production and operational risks

Exploration and development risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  These risks include:

•	few properties that are explored are ultimately developed into producing mines;

•	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;

•	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and

•	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Page 91

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on our operations and financial condition.

Operational hazards and risks

Our operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals.  To the extent that we take a property to production, we will be subject to all of the hazards and risks associated with the production of minerals.  These risks include:

•	unusual and unexpected geological formations;

•	rock falls;

•	seismic activity;

•	flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability;

•	environmental pollution, and consequent liability that could have a material adverse impact on our business, operations and financial performance;

•	mechanical equipment, facility performance problems and industrial accidents; and

•	periodic disruptions due to inclement or hazardous weather conditions.

Substantial expenditures

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in certain cases, to develop infrastructure at any site chosen for exploration.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing mineral properties is affected by many factors including:

•	the cost of operations, which may fluctuate due to a variety of factors, including inflation;

•	variations in the grade of mineralized material mined;

•	fluctuations in metal markets; and

•	such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on expenditures as a result of higher infrastructure costs.  There are also physical risks to the exploration personnel working in the terrain in which our properties are located, occasionally in poor climate conditions.

Page 92

No history of mineral production

First Mining has no history of commercially producing metals from its mineral exploration properties.  There can be no assurance that we will successfully establish mining operations or profitably produce gold or other precious metals on any of our properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond our control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.  Fluctuations in the market prices of minerals may render Mineral Reserves and deposits containing relatively lower grades of mineralization uneconomic.

While our Springpole Project is currently in development, none of our other mineral properties are currently under development or production.  The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure.  As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

•	the timing and cost of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there are no assurances that our activities will result in profitable mining operations or that mining operations will be established at any of our properties.

Title risks

Title to mineral properties, as well as the location of boundaries on the ground may be disputed.  Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities.  At all properties where we have current or planned exploration activities, we believe that we have either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

We do not have title insurance for any of our mining claims and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be severely constrained.  We have not conducted surveys of all our claims; therefore, the precise area and location of such claims may be in doubt.  In addition, many of our mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein.  Accordingly, our properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects.  In January 2022 we became aware that the Cat Lake First Nation and certain other parties have filed a Statement of Claim against the Crown seeking an order from the Ontario Superior Court of Justice that all mineral tenure over which the Cat Lake First Nation claim exclusive aboriginal title (which includes the land where the Springpole Project is situated) be returned to them and all mining permits, leases, licenses and patents in respect of such lands be cancelled. We are continuing to monitor this claim but there is no assurance it will be resolved in the favour of the Crown. If the claim is resolved in favour of the Cat Lake First Nation this would have a material and adverse effect on our ability to operate and develop the Springpole Project.  Please see the "Political Risks - Indigenous Peoples" in this AIF below for further information. In addition, we may be unable to explore our properties as permitted or to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operation.

Page 93

Mineral Reserves/Mineral Resources

The properties in which we hold an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals beyond the PFS level.  Mineral Resources and Mineral Reserves are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized.

Mineral Resources on our properties have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the applicable technical reports.  Future production, if any, could differ dramatically from Mineral Resource and Mineral Reserve estimates because, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	calculation errors could be made in estimating Mineral Resources and Mineral Reserves;

•	increases in operating mining costs and processing costs could adversely affect Mineral Resources and Mineral Reserves;

•	the grade of the Mineral Resources and Mineral Reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

•	declines in the market price of the metals may render the mining of some or all of the Mineral Reserves uneconomic.

Estimated Mineral Resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience.  This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Resource and Mineral Reserve estimates.

Any reduction in estimated Mineral Resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on our earnings, results of operations and financial condition.

Because we do not currently have any producing properties, mineralization estimates for our properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience.  In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

Page 94

Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on our results of operations or financial condition.

Capital costs, operating costs, production and economic returns

Actual capital costs, operating costs, production and economic returns with respect to our properties may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.  The capital costs required to develop or take our projects into production may be significantly higher than anticipated.  To the extent that such risks impact upon any such properties, there may be a material adverse effect on results of operations on such properties which may in turn have a material adverse effect on our financial condition.

None of our mineral properties have sufficient operating history upon which we can base estimates of future operating costs.  Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies.  Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the mineralized material to be mined and processed;

•	anticipated recovery rates metals from the mineralized material;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us, may differ significantly from those anticipated by our current studies and estimates due to a variety of factors, including increased inflation, the impact of the COVID-19 crisis and ongoing hostilities in the Ukraine, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

Property interests

The agreements pursuant to which we hold rights to certain of our properties provide that we must make a series of cash payments over certain time periods or make minimum exploration expenditures.  If we fail to make such payments or expenditures in a timely manner, we may lose some or all of our interest in those projects.

Availability of supplies

As with other mineral exploration companies, certain raw materials, supplies and other critical resources used in connection with our operations are obtained from a sole or limited group of suppliers.  Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources. In addition, the COVID-19 outbreak has caused disruption in global supply chains and ongoing hostilities in the Ukraine may cause disruptions in global supply chains which may reduce or eliminate the availability of certain supplies, particularly those sourced from outside of Canada. Any decrease in the supplier’s inventory could cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, and timing of exploration and development programs.

Page 95

Lack of infrastructure

The completion of the development of our development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the development of our exploration projects.  If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of our projects will be completed on a timely basis, if at all; any resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of our projects will not be higher than anticipated.

Personnel recruitment and retention

The success of our operations and development projects depend in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate.  The number of persons skilled in exploration and development of mining properties is limited and competition for such persons is intense.  As our business grows, we may require additional key financial, administrative, and mining personnel as well as additional operations staff.  There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases.  Due to travel restrictions as a result of the COVID-19 crisis we may be unable to source additional personnel from outside the local area, which may greatly reduce the number of potential qualified candidates for key positions. If we are unable to attract and retain sufficiently trained, skilled or experienced personnel, our business may suffer and we may experience significantly higher staff or contractor costs, which could have a material adverse effect on our operations and financial condition.

Financial risks

Substantial capital requirements

Our management team anticipates that we may make substantial capital expenditures for the exploration and development of our properties, in the future.  As we are in the exploration stage with no revenue being generated from the exploration activities on our mineral properties, we have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs.  As of the date of this AIF, financial markets have suffered significant disruption due to the COVID-19 crisis and the ongoing hostilities in the Ukraine and sanctions imposed by many nations on Russia and Belarus could cause additional disruptions, particularly if hostilities spread to other nations.  Moreover, the recent risk associated with the financial services and banking industries may impact the global financial economy.  There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us and any such financing may result in substantial dilution to existing shareholders.  Moreover, future activities may require us to alter our capitalization significantly.  Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects.  In particular, failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

Page 96

History of net losses

We have received no revenue to date from activities on our properties, and there is no assurance that any of our properties will generate earnings, operate profitably or provide a return on investment in the future.  We have not determined that production activity is warranted as of yet on any of our mineral properties.  Even if we (alone or in conjunction with a third party) undertake development and production activities on any of our mineral properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.

We are subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

•	the timing and cost, which can be considerable, for the further construction of mining and processing facilities;

•	the availability and costs of skilled labour, consultants, mining equipment and supplies;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and

•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up.  In addition, delays in mineral production often occur.  Accordingly, there are no assurances that our activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our other properties.

Potential volatility of share price

The securities markets in Canada have in the past experienced a high level of price and volume volatility, and the market price of securities of many junior companies have experienced wide fluctuations in price.  The market price of our shares may be volatile and could be subject to wide fluctuations due to a number of factors, including but not limited to: actual or anticipated fluctuations in the results of our operations; changes in estimates of our future results of operations by management or securities analysts; and general economic or industry changes.  In addition, the financial markets are currently experiencing significant price and value fluctuations as a result of the COVID-19 crisis and the ongoing hostilities in the Ukraine and sanctions imposed by many nations on Russia and Belarus. Such fluctuations may have a disproportionate impact on equity securities of venture issuers which is unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the mining industry specifically, may also adversely affect the market price of our shares.

Non-Canadian investors

We are a public Canadian corporation, with our principal place of business in Canada.  A majority of our directors and officers are residents of Canada and a significant portion of our assets and the assets of a majority of our directors and officers are located outside the United States.  Consequently, it may be difficult for US or foreign investors to effect service of process within their local jurisdiction upon First Mining or its directors or officers or such experts who are residents of Canada, or to realize in their local jurisdiction upon judgments of local courts (including, but not limited to, judgments predicated upon civil liabilities under the United States Securities Act of 1933, as amended).  Investors should not assume that Canadian courts: (i) would enforce judgments of foreign courts obtained in actions against First Mining or such directors, officers or experts (including, but not limited to, judgments predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States); or (ii) would enforce, in original actions, liabilities against First Mining or such directors, officers or experts predicated upon foreign securities laws (including, but not limited to, the US federal securities laws or any state securities or “blue sky” laws).  In addition, the protections afforded by Canadian securities laws may not be available to foreign investors.

Page 97

Volatility of mineral prices

Metal prices are affected by numerous factors beyond our control, such as industrial demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, forward sales by producers, production and cost levels, changes in investment trends, global and regional levels of supply and demand, metal stock levels maintained by producers, inventory carrying costs, availability, demand and costs of metal substitutes, international economic and political conditions, armed hostilities, economic sanctions, reduced demand resulting from obsolescence of technologies and processes utilizing metals and increased production due to new mine developments and improved mining and production levels.  Gold prices are sometimes subject to rapid short-term changes because of speculative activities, and the market price of gold and other metals may not remain at current levels.  If these prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under agreements with our partners or under our permits and licenses.  As a result, we might lose our interest in, or be forced to sell, some of our properties.  In the event of a sustained, significant drop in gold prices, we may be required to re-evaluate our assets, resulting in reduced estimates of Mineral Resources and Mineral Reserves and in material write-downs of our investment in mining properties.  Furthermore, since gold prices are established in US dollars, a significant decrease in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect our results with respect to development of and eventual sale of gold.

Global financial conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility.  Many industries, including the mining industry, are impacted by volatile market conditions.  Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19, armed hostilities (such as those ongoing in the Ukraine) and economic sanctions.  A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, instability of certain financial institutions, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and financial condition.  Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters.  Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all.  In such an event, our operations and financial condition could be adversely impacted.

Page 98

Public Health Crises

Our business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks.  As at the date of this AIF, the global reactions to the spread of COVID-19 have led to, among other things, some restrictions on travel and quarantines.  While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general continues to be uncertain.  Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation.  The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of our mineral properties as well as our head office.  Although we have the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if we experience additional limitations on employee mobility.

As of the date of this AIF, the province of Ontario, where most of our properties are located, has announced the repeal of many COVID-19 related restrictions, however there is no guarantee that any such restrictions will not be reimposed and therefore the extent to which COVID-19 may impact the Company remains uncertain and it is possible that COVID-19 could have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurances that the Company will not be required to demobilize, or further demobilize, its personnel and contractors at any of its mineral projects due to a public health crisis, including without limitation, the ongoing COVID-19 pandemic. Any such demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affect properties and on the Company’s business, financial condition or results of operations.

Equity Interests in Other Issuers

We may from time to time hold shares or other financial interests in other companies, including publicly listed companies. In particular, we currently hold common shares of Treasury Metals and Big Ridge.  As a significant shareholder, we are subject to the risk that these companies may make business, financial or management decisions with which we do not agree or may take risks or otherwise act in a manner that does not serve our interests. In addition, the market price of the shares of such companies may be highly volatile and will be subject to many of the same factors as apply to our common shares. These shares may also be subject to restrictions on resale or may be illiquid. We may therefore have difficulty in selling such securities or realizing value for them.

Dividends

To date, we have not paid any dividends on our outstanding common shares and we have no plans to declare or pay dividends in the near future.  Any decision to pay dividends on our shares will be made by our Board on the basis of our earnings, financial requirements and other conditions.

Dilution

The number of common shares we are authorized to issue is unlimited.  We may, in our sole discretion, issue additional common shares from time to time, and the interests of the shareholders may be diluted thereby.

Page 99

Political risks

Indigenous peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials (collectively, the “Instruments”) relate to the rights of Indigenous peoples, including the First Nations and Metis of Canada.  We operate in some areas presently or previously inhabited or used by Indigenous peoples including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights.  Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of Indigenous people concerning resource development.  Some mandate that government consult with, and if required, accommodate Indigenous people for government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits.  The obligations of government and private parties under the various international and national Instruments pertaining to Indigenous people continue to evolve and be defined.

Government policy and its implementation regarding Indigenous consultation (including the requirements that are imposed on the mining industry) and accommodation continue to change. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects.  In addition, the federal government has committed to introducing legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”).  Some provinces and territories are also considering, or have introduced, similar legislation. It is uncertain how the federal and other governments intend to implement UNDRIP.  Implementation may add additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational additional obligations or restrictions.

Our current operations and current and future exploration program may be subject to a risk that one or more groups of Indigenous people may oppose the operations or development of any of our properties or on properties in which we hold a direct or indirect interest, even where we have entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities.  Opposition by Indigenous people to our operations may require modification of or preclude development of our projects or may require us to enter into agreements with Indigenous people with respect to projects on such properties.  Such agreements or restrictions on operations may have a material adverse effect on our business, financial condition and results of operations.  Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company. In January 2022, we became aware that the Cat Lake First Nation and certain other parties filed a Statement of Claim against the Crown seeking an order from the Ontario Superior Court of Justice that all mineral tenure over which the Cat Lake First Nation claim exclusive aboriginal title (which includes the land where the Springpole Project is situated) be returned to them and all mining permits, leases, licenses and patents in respect of such lands be cancelled. We recently became aware that the Crown’s Statement of Defence was filed on February 10, 2023, with the Crown seeking a dismissal of the Cat Lake Claim and putting forward a cross-claim against the Province of Ontario for contribution and indemnity in the event Canada is found liable to pay monies to the Cat Lake First Nation as a result of the Cat Lake Claim.  We are continuing to monitor this claim but there is no assurance it will be resolved in favour of the Crown. If the claim is resolved in favour of the Cat Lake First Nation this would have a material and adverse effect on our ability to operate and develop the Springpole Project. In addition, even if the Cat Lake First Nation’s claim is not wholly successful, it could result in process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for the Springpole Project.

Page 100

Regulatory risks

Government approvals

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local First Nations populations.  The costs associated with compliance with these laws and regulations can be substantial.  Although we believe our activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of our properties.  Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance.  Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses.  In the event of revocation, the value of our investments in such projects may decline.

Mineral claims, licenses and permitting

Our mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time.  While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith.  Our business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits.  In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within our control.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our properties, require licenses and permits from various governmental authorities.  Our business requires many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations on the Company, including those relating to various environmental and health and safety matters.  To obtain, maintain and renew certain permits, we are required to conduct environmental assessments pertaining to the potential impact of our operations on the environment and to take steps to avoid or mitigate those impacts.  We cannot be certain that all licenses and permits that we may require for our operations will be obtainable on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

Page 101

On August 28, 2019, the Impact Assessment Act came into force and replaced the Canadian Environmental Assessment Act, thereby establishing a new environmental assessment process.  It is uncertain how the new assessment process adopted by the federal government will result in a more efficient approval process. The Impact Assessment Act broadens the assessment factors to include health, economy, social, gender, and sustainability considerations. The lack of regulatory certainty is likely to have an influence on investment decisions for major projects.  Even when projects are approved on a federal level, such projects often face further delays due to interference by provincial and municipal governments, as well as court challenges related to issues such as Indigenous rights, the government’s duty to consult and accommodate Indigenous peoples and the sufficiency of the relevant environmental review processes.  Such political and legal opposition creates further uncertainty.

Anti-bribery legislation

Our activities are subject to a number of laws that prohibit various forms of corruption, including domestic laws, that prohibit both commercial and official bribery and anti-bribery laws that have a global reach such as the Corruption of Foreign Public Officials Act.  The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a government official, party official, candidate for political office, or political party, an employee of a state-owned or state-controlled enterprise, or an employee of a public international organization.

Transparency in the extractive industry

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires that, as a Canadian publicly listed corporation, we report annually on payments of $100,000 or more made to any level of government in Canada or abroad related to a single project.  The reporting applies to taxes, licences, fees, royalties, production entitlements, bonuses, dividends, fines and infrastructure payments. The Company is currently up to date on its filings under ESTMA.  If the Company becomes subject to an enforcement action or is otherwise in violation of ESTMA, this may result in significant penalties, fines and/or sanctions which may have a material adverse effect on the Company’s financial position and reputation.  Our reports under ESTMA are publicly available on the Department of Natural Resources website (www.nrcan.gc.ca).

Page 102

Environmental risks

Environmental laws and regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions, conditions and prohibitions on, amongst other things, spills, releases or emissions of various substances produced in association with mining operations and development.  The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and may require the deposit of adequate reclamation and remediation security. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Companies engaged in exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.  We cannot give any assurance that, notwithstanding our precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition.  Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws even where there has been no intentional wrong-doing.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

Compliance with emerging climate change regulations

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place.  Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance.  There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition.  Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Page 103

Physical impacts of climate change

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other impacts on our business, including transportation difficulties and supply disruptions for, amongst other things, consumables (diesel, tires, sodium cyanide, etc.) and reagents. There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Industry risks

Speculative nature of mineral development activities

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, may, for a variety of factors not be economic to produce.

The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as:

•	market fluctuations;

•	the proximity and capacity of milling facilities;

•	mineral markets;

•	processing equipment; and

•	government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Estimates of Mineral Resources, Mineral Reserves, mineral deposits and production costs can also be affected by such factors as:

•	environmental permitting regulations and requirements;

•	weather;

•	environmental factors;

•	unforeseen technical difficulties;

•	unusual or unexpected geological formations; and

•	work interruptions.

In addition, the grade of mineralized material ultimately mined may differ from that indicated by drilling results.

Page 104

Short term factors relating to mineral properties, such as the need for orderly development of mineralized bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Our mineral properties are all in the exploration stage only and are without known bodies of commercial mineralized material.  Few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish Mineral Reserves, develop metallurgical processes and construct mining and processing facilities at a particular site.  There is no assurance that our mineral exploration activities will result in any discoveries of new commercial bodies of mineralized material.  There are no reassurances that commercial production activities will commence on any of our properties.

Competition

The mining industry is highly competitive.  We compete with companies for the acquisition, exploration and development of gold and other precious and base metals, and for capital to finance such activities, and such companies may have similar or greater financial, technical and personnel resources available to them.

Other risks

Reliance on key employees

We manage our business with a number of key personnel, including key contractors, the temporary or permanent loss or unavailability (including as a result of exposure to or quarantine as a result of COVID-19) of a number of whom could have a material adverse effect on us.  In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors.  In assessing the risk of an investment in our shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and board of directors.  We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future.  Failure to retain or attract key personnel could have a material adverse effect on us.  We do not maintain “key person” insurance policies in respect of our key personnel.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest from time to time.  In addition, Keith Neumeyer, a director of the Company, is the Chief Executive Officer of First Majestic and Raymond Polman, a director of the Company, is a director of First Majestic. and accordingly may be considered to have a conflict of interest with respect to First Majestic and the Springpole Stream Agreement.  The BCBCA provides that if a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose their interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics. As a result of a conflict of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

Page 105

Uninsured risks

Our business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to our properties, personal injury or death, delays in program development, monetary losses and possible legal liability.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us.  These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non‐payment of fees or taxes, erroneous or incomplete filings or non‐fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

Although we maintain insurance to protect against certain risks in amounts that we consider reasonable, our insurance will not cover all the potential risks associated with our operations.  We may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against certain risks, such as environmental pollution or other hazards as a result of exploration and production, is not generally available to us or to other mineral exploration companies on acceptable terms.  We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations and business outlook.

Litigation and regulatory proceedings

We may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with our operations, or investigations relating thereto.  While we are presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material to us and may materially adversely affect our ability to continue operations.  In addition, we may be subject to actions or related investigations by governmental or regulatory authorities in connection with our business activities, including, but not limited to, current and historic activities at our mineral properties.  Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of our licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of our operations.  Our current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

Page 106

Future Acquisitions and Dispositions

As part of our business strategy, we have sought and may continue to seek new mining and exploration opportunities in the mining industry and may dispose of certain of our properties in the future.  In pursuit of acquisition opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into us.  Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	the bankruptcy of parties with whom we have arrangements;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

•	the acquired business or assets may have unknown liabilities which may be significant;

•	delays as a result of regulatory approvals; and

•	exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position. In addition, when negotiating disposition arrangements we may be required to provide a potential purchaser with contractual indemnities which could lead to potential liability and have a material adverse impact on our financial performance, cash flow and results of operations.

Joint ventures

Our business plan anticipates that we may retain interest in properties which we have transferred in whole or in part to other parties who may choose to establish mining operations, and that interest may be in the form of a joint venture or earn-in arrangement, such as the Pickle Crow Earn-In Agreement entered into in relation to the Pickle Crow Project and the Hope Brook Earn-In Agreement entered into in relation to the Hope Brook Project. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests that may be held through joint venture arrangements, including the Pickle Crow Project and Hope Brook Project, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition:

•	disagreements with joint venture partners on how to develop and operate mines efficiently;

•	inability to exert influence over certain strategic decisions made in respect of joint venture properties;

•	inability of joint venture partners to meet their obligations to the joint venture or third parties; and

•	litigation between joint venture partners regarding joint venture matters.

Page 107

We are not to be the operator of the Pickle Crow Project or the Hope Brook Property and therefore the success of any operations will be dependent on our joint venture partner (who will act as operator). We are subject to the decisions made by the operator in the operation of the Pickle Crow Project and the Hope Brook Property and we will have to rely on the operator for accurate information about the project. Failure by the operator to prudently manage the operations of the Pickle Crow Project could have a material adverse effect on our business, results of operations and financial position. In addition, in the future, we may become responsible for funding our pro rata share of expenditures at the Pickle Crow Project, in the event we do not fund these expenditures, our interest in the Pickle Crow Project will be diluted which could have a material adverse effect on our business, results of operations and financial position.

Future Sales of Shares

Sales of a substantial number of our shares in the public market could occur at any time following, or in connection with, the completion of any offering.  These sales, or the market perception that the holders of a large number of our shareholders intend to sell our shares, could reduce the market price of our shares.  A decline in the market price of the shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The issuance of shares to shareholders whose investment profile may not be consistent with our business may lead to significant sales of our shares or a perception that such sales may occur, either of which could have a material adverse effect on the market for and market price of our shares.  We are unable to predict the effect that sales may have on the then prevailing market price of our shares.

Reputation Loss

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition and growth prospects.  Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not.  The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to us and our activities, whether true or not.  We do not ultimately have direct control over how we are perceived by others and reputational loss could have a material adverse impact on our financial performance, financial condition and growth prospects.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

Page 108

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings that are subject to fluctuations in market interest rates.  Accordingly, the Company’s interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions.

Commodity Price Risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The changes in commodity prices could have a material adverse effect on the business, operations and financial condition of the Company.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit.  The Company seeks to manage credit risk with respect to its cash and cash equivalents by holding its cash and cash equivalents through high credit quality major Canadian financial institutions as determined by rating agencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to endeavour to ensure that there is sufficient capital on hand to meet ongoing obligations.

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties.  The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates of ensure that there is sufficient capital on hand to meet ongoing obligations.

Page 109

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects.  Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Global financial markets, and the economy in general, are continuing to experience extreme volatility which may impact our ability to obtain financing.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Legal proceedings

There are no material legal proceedings which we are or were a party to or to which our properties are or were subject, either during the financial year ended December 31, 2022 or as of the date of this AIF, nor are we aware that any material proceedings are contemplated.

During the financial year ended December 31, 2022, and as of the date of this AIF, we have not had any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or by a court or regulatory body.  We have also never been involved in a settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

Information Security

We have become increasingly dependent upon the development and maintenance of information technology systems that support the general operation of our business.  Exposure of our information technology infrastructure to external threats poses a risk to the security of these systems.  Such cyber security threats include unauthorized access to information technology systems due to hacking, viruses and other deliberate or inadvertent causes that can result in service disruptions, system failures and the disclosure of confidential business information.  Any such information security risks may be increased given the increased remote access to our information and technology systems caused by the COVID-19 pandemic, which may continue on a go forward basis.

The Company applies risk management controls in line with industry accepted standards to protect our information assets and systems; however, these controls may not adequately protect against cyber security breaches.  There is no assurance that we will not suffer losses associated with cyber security breaches in the future, including with respect to negative effects on our operational performance, the incurrence of regulatory penalties, reputational damage and costs required to investigate, mitigate and remediate any potential vulnerabilities.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud.  Although we undertake a number of procedures in order to help ensure the reliability of our financial reports, including those imposed on us under Canadian and United States securities laws, we cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting.  Failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company's results of operations or cause it to fail to meet its reporting obligations.  If the Company or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s financial statements and reduce the trading price of the common shares.

Page 110

Investor information

Share capital

Our authorized share capital consists of:

•	an unlimited number of common shares; and

•	an unlimited number of preferred shares, issuable in series.

Common shares

We can issue an unlimited number of common shares with no nominal or par value.  As of December 31, 2022 we had 802,226,149 common shares outstanding and as of the date of this AIF we had 807,658,020 common shares outstanding.  All of our outstanding common shares are fully paid and non-assessable.

The following is a summary of the principal attributes of our common shares:

Voting rights

Holders of our common shares are entitled to vote on all matters that are to be voted on at any shareholder meeting, other than meetings that are only for holders of another class or series of shares.  Each common share you own represents one vote.  There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends

Holders of our common shares are entitled to share pro rata in any profits of First Mining to the extent that such profits are distributed either through the declaration of dividends by our Board or otherwise distributed to shareholders.  There are no indentures or agreements limiting the payment of dividends. The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Rights on dissolution

In the event of the liquidation, dissolution or winding up of First Mining, the holders of our common shares will be entitled to receive, on a pro rata basis, all of our assets remaining after payment of all of our liabilities.

Pre-emptive, conversion and other rights

Holders of our common shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and our common shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of our common shares.  There are no provisions discriminating against any existing or prospective holder of our common shares as a result of such shareholder owning a substantial number of common shares.  In addition, non-residents of Canada who hold our common shares have the same rights as shareholders who are residents of Canada.

Page 111

Preferred shares

We can issue an unlimited number of preferred shares with no nominal or par value.  As of the date of this AIF, we did not have any preferred shares outstanding.

The preferred shares are issuable in series.  The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and return of capital and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of First Mining.

Our Board is empowered to fix the number of shares and the rights to be attached to the preferred shares of each series, including the amount of dividends and any conversion, voting and redemption rights.  Subject to our articles of incorporation and to applicable law, the preferred shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Security-based compensation and convertible securities

Security-based compensation

Our Board amended and restated the Company’s share-based compensation plan (the “Amended and Restated Share-Based Compensation Plan”) on April 29, 2022, and the unallocated entitlements under the plan were most recently approved by the Company’s shareholders on June 9, 2022.  The maximum number of common shares issuable under the Amended and Restated Share-Based Compensation Plan, together with the number of common shares issuable under any other security-based compensation arrangement of the Company, shall not in the aggregate exceed 10% of our issued and outstanding common shares.

The Amended and Restricted Share-Based Compensation Plan allows for the issuance of up to 10% of our issued and outstanding common shares as incentive share options (“Options”), bonus shares, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) to our directors, officers, employees and consultants.

For a full description of the Amended and Restated Share-Based Compensation Plan, see Appendix A of our management information circular dated April 29, 2022, a copy of which can be found under our SEDAR profile at www.sedar.com.

As of December 31, 2022 there were 46,372,500 Options outstanding, with exercise prices ranging from $0.205 to $0.950 and expiry dates ranging from January 15, 2023 to December 7, 2027.  As of the date of this AIF there were 57,167,500 Options outstanding, with exercise prices ranging from $0.19 to $0.50 and expiry dates ranging from April 1, 2023 to February 14, 2028.

As of December 31, 2022 and as of the date of this AIF, there were 1,890,002 and 3,837,047 RSUs outstanding, respectively.

As of December 31, 2022 and as of the date of this AIF, there were 1,913,000 and 6,813,000 PSUs outstanding, respectively.

Page 112

As of December 31, 2022 and as of the date of this AIF, there were 659,000 and 1,109,000 DSUs outstanding, respectively.

As of December 31, 2022, there were 50,347,237 share purchase warrants outstanding to acquire First Mining Shares at exercise prices ranging from $0.31 to $0.42, and with expiry dates ranging from February 14, 2023 to July 2, 2025.  As of the date of this AIF, there were 32,100,228 share purchase warrants outstanding.

Escrowed securities

As at December 31, 2022, no First Mining Shares were subject to a contractual restriction on transfer and the following First Mining Shares, held by a vendor of a property the Company had acquired in February 2022, were held in escrow pursuant to the terms of an escrow agreement:

Designation of Class	Number of Securities Subject to Escrow	Percentage of Class
Common Shares	2,000,000(1)	0.25%

Notes:

(1)

In February 2023, pursuant to the terms of the escrow agreement, 1,500,000 First Mining Shares were released to the vendor from escrow. Accordingly, as of the date of this AIF, 500,000 First Mining Shares remain in escrow, and will be released from escrow on the earlier of January 31, 2026 and the date a joint written direction is provided to the escrow agent by the parties to the escrow agreement.

Material contracts

With the exception of contracts made in the ordinary course of business, as of the date of this AIF, we have no material contracts other than the following:

Hope Brook Earn-In Agreement

On April 5, 2021, we entered into the Hope Brook Earn-In Agreement with Big Ridge pursuant to which Big Ridge may earn up to an 80% interest in the Hope Brook Project through a two-stage earn-in over five years.  As upfront consideration, we received $500,000 cash and 11,500,000 common shares of Big Ridge (“Big Ridge Shares”) upon closing in June 2021.

The key terms of the Hope Brook Earn-In Agreement are as follows:

Stage 1 Earn-In (51% earn-in)

Up Until June 8, 2024 (the third anniversary of the closing date), Big Ridge can acquire a 51% interest in the Hope Brook Project and form a joint venture with First Mining by:

•	incurring $10 million in qualifying expenditures on the Hope Brook Project;

•	issuing an additional 15 million Big Ridge Shares to First Mining; and

•	granting to First Mining a 1.5% NSR royalty on the Hope Brook Project (Big Ridge can buy-back 0.5% of the NSR royalty for $2 million).

Page 113

Big Ridge satisfied the Stage 1 Earn-In conditions on September 13, 2022 and accordingly now owns 51% of the Hope Brook Project.

Stage 2 Earn-In (additional 29% to earn-in to 80%)

Following completion of the Stage 1 Earn-In, and up until June 8, 2026 (the fifth anniversary of the closing date), Big Ridge can increase its ownership interest in Hope Brook to 80% by:

•	incurring an additional $10 million in qualifying expenditures on the Hope Brook Project; and

•	issuing to First Mining the lesser of: (i) 10 million Big Ridge Shares; and (ii) such number of Big Ridge Shares that would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares (post-issuance).

Additional Terms

•	For so long as we own at least 10% of the issued and outstanding Big Ridge Shares:

(i)	we are entitled to have one nominee elected or appointed to Big Ridge’s board of directors;

(ii)	we have the right to participate in any equity financings undertaken by Big Ridge so as to maintain our percentage ownership of Big Ridge; and

(iii)

we have agreed to certain resale restrictions on any Big Ridges Shares issued to us under the Hope Brook Agreement pursuant to which we are required to first notify Big Ridge of our intent to sell, after which Big Ridge shall have ten business days to arrange the sale of the Big Ridge Shares that we wish to sell as a block to one purchaser (if they cannot arrange this within that time period, we will have 60 days within which to sell in pre-arranged blocks of any size and at any price; for on-market sales, we have agreed to limit daily sales to 10% of the 10-day trailing average of Canadian consolidated trading volumes for Big Ridge Shares).

•	We are free carried until Big Ridge announces the results of a feasibility study for the Hope Brook Project, after which we will be responsible for our pro rata share of expenditures in accordance with the percentage of our joint venture interest at that time.

•	Upon the commencement of commercial production at the Hope Brook Project, Big Ridge will pay us $2 million cash.

•	The joint venture entity that is formed will be required to pay us a royalty of US$1 per tonne of aggregate material sold from the Hope Brook Project pursuant to the terms of a royalty agreement, the form of which was agreed to with Big Ridge at closing and that will be entered into between us and the joint venture entity prior to the sale of any aggregate material from the Hope Brook Project.

•	Big Ridge has a right of first refusal with respect to any retained project interest that First Mining wishes to sell, and a “tag-along” right for First Mining in the event Big Ridge wishes to sell its interest in the Hope Brook Project to a third party (this right does not apply in the context of a merger, takeover bid, amalgamation or any other change of control transaction of Big Ridge)

Page 114

Pickle Crow Earn-In Agreement

On March 12, 2020, we entered into the Pickle Crow Earn-In Agreement with Auteco pursuant to which Auteco may earn up to an 80% interest in PC Gold, a wholly-owned subsidiary of First Mining that owns the Pickle Crow Project.  As of December 31, 2022 and as of the date of this AIF, Auteco had satisfied the Stage 1 and Stage 2 earn-in conditions and has accordingly acquired a 70% interest in PC Gold.  During the term of the Pickle Crow Earn-In Agreement, Auteco will be the operator of the Pickle Crow Project and will be responsible for all project expenditures.

As upfront consideration, we received $50,000 cash in January 2020 (as consideration for entering into a term sheet as a precursor to the definitive agreement), and we received $50,000 in cash concurrently with the execution of the Pickle Crow Earn-In Agreement.  In addition, First Mining received 25,000,000 shares of Auteco (“Auteco Shares”) in connection with the execution of the Pickle Crow Earn-In Agreement.

The key terms of the Pickle Crow Earn-In Agreement are as follows:

Stage 1 Earn-In (51% earn-in)

Three-year initial earn-in period for Auteco to acquire a 51% interest in PC Gold (and thereby a 51% interest in the Pickle Crow Project) by:

•	incurring $5 million of exploration and environmental expenditures on the Pickle Crow Project, of which $750,000 in exploration expenditures must be incurred within the first 12 months; and

•	issuing an additional 100,000,000 Auteco Shares to First Mining (the “Stage 1 Earn-In Shares”).

Auteco satisfied the Stage 1 Earn-In conditions on June 4, 2021.

Stage 2 Earn-In (additional 19% to earn-in to 70%)

Upon completion of the Stage 1 Earn-In, Auteco had a two-year follow-on period to acquire an additional 19% interest in PC Gold (and thereby an additional 19% interest in the Pickle Crow Project), by:

•	incurring a further $5 million of exploration expenditures on the Pickle Crow Project;

•	paying First Mining $1 million in cash payment within 90 days of incurring the above-mentioned additional exploration expenditures; and

•	granting First Mining a 2% NSR royalty on the Pickle Crow Project (1% of which can be bought back by Auteco for US$2.5 million).

Auteco satisfied the Stage 2 earn-in conditions on August 26, 2021.

Page 115

Buy-In (additional 10% to earn-in to 80%)

With the Stage 2 Earn-In having been completed, Auteco now has an option to acquire an additional 10% of PC Gold (and thereby an additional 10% interest in the Pickle Crow Project), exercisable at any time after completion of the Stage 2 Earn-In, by paying First Mining $3 million in cash (the “Buy-In”).  In the event Auteco provides notice that it does not wish to proceed with the Buy-in, the Pickle Crow Earn-In Agreement will terminate and Auteco will retain its 70% interest in the property.

Joint Venture Shareholders Agreement

The Pickle Crow Earn-In Agreement provides that upon completion of the Stage 1 Earn-in, First Mining and Auteco (through a wholly-owned subsidiary) will execute a joint venture shareholders’ agreement with respect to PC Gold (at which point PC Gold will become a joint venture company). First Mining and Auteco entered into a joint venture shareholders’ agreement (the “Joint Venture Shareholders Agreement”) with respect to PC Gold on June 4, 2021.

In accordance with the terms of the Pickle Crow Earn-In Agreement, the Joint Venture Shareholders Agreement provides that, until the Pickle Crow Earn-In Agreement is terminated or a decision to mine is made, Auteco will fund all exploration expenditures. Following this, each of First Mining and Auteco must fund expenditures pro rata in accordance with their respective interests or be diluted pursuant to a customary dilution formula. If a party’s interest is diluted below 5%, the other party will have the right to acquire such party’s interest at the fair market value (as determined in accordance with the Joint Venture Shareholders Agreement).

Currently First Mining is entitled to nominate two directors to the five-person board of PC Gold. The Joint Venture Shareholders Agreement provides that certain decisions must be made by shareholders with different approval thresholds (80%, 85% and unanimous respectively) for different matters.

The Joint Venture Shareholders Agreement also contains customary provisions, such as restrictions on the transfer of the interest of a party, a right of first refusal in favour of each party and tag-along and drag-along provisions.

A copy of the Pickle Crow Earn-In Agreement (which includes the Joint Venture Shareholders Agreement as a schedule) is available under our SEDAR profile at www.sedar.com.

Silver Stream Agreement

On June 10, 2020, First Mining and its wholly-owned subsidiary, Gold Canyon, entered into the Silver Stream Agreement with First Majestic pursuant to which First Majestic agreed to purchase 50% of the payable silver produced from Springpole for the life of the project.

Page 116

The key terms of the Silver Stream Agreement are as follows:

Consideration Details

•	In return for its share of payable silver produced from the Springpole Project once production has commenced, First Majestic will make ongoing cash payments to First Mining equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at Springpole.

•	First Majestic agreed to pay US$10,000,000 to First Mining upon closing of transaction, with US$2,500,000 of this amount payable in cash, and the remaining US$7,500,000 payable in First Majestic Shares based on the volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX for the 20 trading days up to the day immediately prior to the closing date. These cash and share payments were made to First Mining when the Silver Stream transaction closed on June 10, 2020.

•	First Majestic agreed to pay First Mining an additional US$7,500,000 within five business days of a public announcement by First Mining of the completion of a positive PFS for Springpole, with US$3,750,000 of this amount payable in cash, and the remaining US$3,750,000 payable in First Majestic Shares (based on the 20-day VWAP of First Majestic Shares as of the date of First Mining’s public announcement). These cash and share payments were made to First Mining five business days after the Company’s news release in January 2021 announcing the positive results of a PFS for the Springpole Project.

•	First Majestic will pay a final amount of US$5,000,000 to First Mining upon the Company receiving approval of either a federal or provincial Environmental Assessment for Springpole, with US$2,500,000 million of this amount payable in cash, and the remaining US$2,500,000 million payable in First Majestic Shares (based on the 20-day VWAP of First Majestic Shares as of the date of such approval).

Other Transaction Terms

•	First Mining agreed to issue 30 million Warrants to First Majestic on the closing date of the Silver Stream Transaction, with each Warrant entitling First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. These warrants were issued to First Majestic when the Silver Stream transaction closed on June 10, 2020. The Treasury Metals Distribution resulted in the adjustment provisions for these Warrants being triggered, and as a result, the exercise price of these Warrants was reduced to $0.374 and an additional 2,050,228 Warrants with a $0.374 exercise price were issued to First Majestic. As a result, First Majestic now holds a total of 32,050,228 Warrants at an exercise price of $0.374 which expire on July 2, 2025.

•	We have the right to repurchase 50% of the Silver Stream by paying US$22,500,000 to First Majestic at any time prior to the commencement of commercial production at Springpole.

•	We have granted a right of first refusal to First Majestic with respect to any future silver stream financings for Springpole.

•	First Mining and First Majestic agreed to form a three-member technical committee (the “Technical Committee”) comprised of two members from First Mining and one member from First Majestic. The Technical Committee will advise First Mining on metallurgical testing, process flow sheet development and through the completion of the PFS and Feasibility studies for Springpole. This Technical Committee was established following the closing of the Silver Stream transaction on June 10, 2020.

Page 117

Market for our securities

Our common shares are listed and traded on the TSX under the symbol “FF”, on the OTC-QX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

We have a registrar and transfer agent for our common shares:

Computershare Investor Services Inc.

510 Burrard Street, 2nd Floor

Vancouver, British Columbia  V6C 3B9.

Prior sales

During our most recently completed financial year we issued the following securities which are not listed or quoted on a marketplace:

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price ($)	Expiry Date
January 5, 2022	160,000 (1)	0.315	January 5, 2027
January 11, 2022	120,000 (2)	0.300	January 11, 2027
February 3, 2022	12,070,000 (3)	0.265	February 3, 2027
February 13, 2022	1,485,000 (4)	0.280	February 13, 2027
March 29, 2022	1,000,000 (5)	0.275	March 29, 2027
September 16, 2022	500,000 (6)	0.215	September 16, 2027
December 7, 2022	675,000 (7)	0.205	December 7, 2027
TOTAL	16,010,000

Notes:

(1)	Issued to a new employee of First Mining.
(2)	Issued to a new employee of First Mining.
(3)	Issued to directors, officers, employees and consultants of First Mining.
(4)	Issued to certain directors, officers and employees of First Mining.
(5)	Issued to a new officer of First Mining.
(6)	Issued to a new officer of First Mining.
(7)	Issued to new employees of First Mining.

Page 118

Restricted Share Units

Date of Issuance	Number of Restricted Share Units Issued
February 3, 2022	1,090,000 (1)

Notes:

(1)	Issued to officers of First Mining.

Performance Share Units

Date of Issuance	Number of Performance Share Units Issued
December 16, 2022	1,913,000 (1)

Notes:

(1)	Issued to certain officers and employees of First Mining.

Deferred Share Units

Date of Issuance	Number of Deferred Share Units Issued
February 11, 2022	356,000 (1)

Notes:

(1)	Issued to two directors of First Mining.

Page 119

Trading activity

The table below shows the high and low closing prices and trading volumes of our common shares on the TSX for each month of our most recently completed financial year.

2022	High ($)	Low ($)	Volume
January	0.315	0.270	8,235,515
February	0.295	0.265	5,243,025
March	0.315	0.275	9,504,071
April	0.295	0.255	10,519,154
May	0.255	0.205	8,131,977
June	0.260	0.210	5,706,858
July	0.250	0.205	5,214,285
August	0.245	0.220	5,274,673
September	0.220	0.200	7,976,088
October	0.220	0.195	6,248,336
November	0.210	0.195	7,423,725
December	0.220	0.200	7,277,330
TOTAL			86,755,037

Page 120

Our team

Directors

All our directors are elected for a one-year term, and hold office until our next annual shareholder meeting, unless he or she resigns before that time or steps down, as required by corporate law.  The information below as to principal occupation and shares beneficially owned has been furnished by the respective individuals. The directors of First Mining as of the date of this AIF are as follows:

Director	Board committees	Principal occupation or employment for past five years
Keith Neumeyer Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee (Chair) Corporate Governance & Nominating Committee

Director and Chairman of First Mining since March 30, 2015 (founder of the Company)

November 2001 to present – Founder, President and Chief Executive Officer, First Majestic Silver Corp. (mining company)

December 1998 to present – Director, First Majestic Silver Corp. (mining company)

Ownership of Securities:	17,905,313 shares 569,500 DSUs	3,037,500 options

Director	Board committees	Principal occupation or employment for past five years
Leanne Hall Ontario, Canada Director since October 30, 2020	Compensation Committee

Director of First Mining since October 30, 2020

December 2019 to present – Chief Executive Officer of Creative Fire (100% owned Indigenous strategy, engagement, research and data analytics firm)

August 2019 to present – Vice President of Des Nedhe Development Corporation (Indigenous economic development corporation)

February 2016 to August 2019 – Partner and National Leader of Indigenous practice group at Deloitte Canada (professional services firm)

Ownership of Securities:	NIL shares 40,000 DSUs	1,575,000 options

Page 121

Director	Board committees	Principal occupation or employment for past five years
Richard Lock Utah, U.S.A. Director since April 1, 2020	Audit Committee Compensation Committee Corporate Governance & Nominating Committee (Chair)

Director of First Mining since April 1, 2020

April 2022 to present - Chief Executive Officer and a Director of Oroco Resource Corp. (mining company)

January 2020 to April 2022 - Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)

March 2019 to October 2019 - Construction Director of the Peschanka open pit copper mine owned by KAZ Minerals Projects BV (mining company)

September 2018 to December 2019 - Senior Vice President of Arizona Mining Inc. (mining company)

Ownership of Securities:	255,553 shares NIL DSUs	1,650,000 options

Director	Board committees	Principal occupation or employment for past five years
Raymond L. Polman, CPA, CA British Columbia, Canada Director since March 30, 2015	Audit Committee (Chair) Corporate Governance & Nominating Committee

Director of First Mining since March 30, 2015

May 2022 to present - Director of First Majestic Silver Corp. (mining company)

February 2007 to December 2021 - Chief Financial Officer of First Majestic Silver Corp. (mining company)

Ownership of Securities:	650,333 shares 499,500 DSUs	2,787,500 options

Page 122

Director	Board committees	Principal occupation or employment for past five years
Daniel W. Wilton British Columbia, Canada Director since January 7, 2019	None

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present - Director of South Star Mining Corp. (mining company)

September 2021 to present - Director of Providence Living (non-profit residential care provider)

August 2020 to June 2022 - Director of Treasury Metals Inc. (mining company)

September 2010 to June 2021 - Director and Vice Chair of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 - Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	6,166,666 shares 1,779,168 RSUs	7,750,000 options 1,606,000 PSUs

Page 123

Officers

Our officers are appointed by our board of directors.  The information below as to principal occupation and shares beneficially owned has been furnished by the respective individuals.  The officers of our Company as of the date of this AIF are as follows:

Officer	Principal occupation or employment for past five years
Daniel W. Wilton Chief Executive Officer British Columbia, Canada

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present - Director of South Star Mining Corp. (mining company)

September 2021 to present - Director of Providence Living (non-profit residential care provider)

August 2020 to June 2022 - Director of Treasury Metals Inc. (mining company)

September 2010 to June 2021 - Director and Vice Chair of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 - Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	6,166,666 shares 7,750,000 options 1,779,168 RSUs 1,606,000 PSUs

Page 124

Officer	Principal occupation or employment for past five years
Jeffery Reinson Chief Operating Officer Saskatchewan, Canada

Chief Operating Officer of First Mining since March 28, 2022

April 2020 to March 2022 - Project Management consultant advising on and reviewing greenfield and brownfield mine development projects and operations.

January 2021 to June 2021 - Interim General Manager of Greece Operations of Eldorado Gold Corporation (mining company)

January 2018 to March 2020 - Vice President, Project Development of Bluestone Resources Inc. (a mining company)

Ownership of Securities:	NIL shares 1,850,000 options 804,545 RSUs 800,000 PSUs

Officer	Principal occupation or employment for past five years
Lisa M. Peterson, CA Chief Financial Officer British Columbia, Canada

Chief Financial Officer of First Mining since September 2022

July 2021 to September 2022 - Chief Financial Officer of Slater Corporate Services Corporation (private company providing professional services to various mining companies)

October 2018 to June 2021 - Vice President, Corporate Reporting of SkyPower Services ULC (renewable energy company)

May 2016 to June 2018 - Chief of Staff Capital Projects of Barrick Gold Corporation (mining company)

Ownership of Securities:	NIL shares 1,350,000 options 350,000 RSUs 800,000 PSUs

Page 125

Officer	Principal occupation or employment for past five years
Samir Patel, LL.B. (Hons) General Counsel & Corporate Secretary British Columbia, Canada

General Counsel & Corporate Secretary of First Mining since January 2019

June 2016 to December 2018 - Corporate Counsel & Corporate Secretary of First Mining (promoted to General Counsel & Corporate Secretary in January 2019)

June 2020 to June 2022 - Director of Interra Copper Corp. (mining company)

Ownership of Securities:	470,000 shares 4,475,000 options 903,334 RSUs 1,197,000 PSUs

To our knowledge, the total number of common shares that the directors and officers as a group either: (i) beneficially owned; or (ii) exercised direction or control over, directly or indirectly, as at the date of this AIF was 25,447,865 common shares.  This represents approximately 3.2% of our outstanding common shares as at the date of this AIF (on an undiluted basis).

Interest of management and others in material transactions

To our knowledge, other than as disclosed herein, no director, executive officer or shareholder that either: (i) beneficially owns; or (ii) controls or directs, directly or indirectly, over 10% of any class of our outstanding securities, nor their associates or affiliates, have or have had within the three most recently completed financial years, any material interests, direct or indirect, in any transaction that has materially affected, or is reasonably expected to materially affect, our Company.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics.

Page 126

Other information about our directors and officers

None of our directors or officers, or a shareholder holding a sufficient number of securities of First Mining to affect materially the control of our Company, is or was a director or executive officer of another company (including our Company) in the past 10 years that:

•	was subject to a cease trade or similar order, or an order denying that company any exemption under securities legislation that was in effect for more than 30 consecutive days, while the director or executive officer held that role with the company;

•	was involved in an event while the director or executive officer was acting in that capacity that resulted in the company being subject to one of the above orders after the director or executive officer no longer held that role with the company; or

•	while acting in that capacity, or within a year of acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of them in the past 10 years:

•	became bankrupt;

•	made a proposal under any legislation relating to bankruptcy or insolvency;

•	has been subject to or launched any proceedings, arrangement or compromise with any creditors; or

•	had a receiver, receiver manager or trustee appointed to hold any of their assets.

None of them has ever been subject to:

•	penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Page 127

Audit Committee information

National Instrument 52-110 Audit Committees (“NI 52-110”) requires us to have an audit committee (the “Audit Committee”) comprised of not less than three directors all of whom are “independent” and “financially literate” (as such terms are defined in NI 52-110).  NI 52-110 also requires us to disclose in this AIF certain information regarding the Audit Committee.  That disclosure is set out below.

Overview

The Company’s Audit Committee is principally responsible for:

•	recommending to our Board the external auditor to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor;

•	overseeing the work of the external auditor;

•	reviewing our annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by our Board and publicly disseminated; and

•	reviewing our financial reporting procedures and internal controls to ensure adequate procedures are in place for our public disclosure of financial information extracted or derived from our financial statements.

Committee charter

A copy of the Audit Committee’s charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Our current Audit Committee consists of Raymond Polman (current chairman of the Audit Committee), Keith Neumeyer and Richard Lock.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of our Board, reasonably interfere with the exercise of the member’s independent judgment.  All of the members of our Audit Committee are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  All of the members of our Audit Committee are “financially literate” as that term is defined in NI 52-110.

Relevant education and experience

The following is a description of the skills and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee:

Raymond Polman (Chairman of Audit Committee)

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of First Majestic Silver Corp. from February 2007 to December 2021.  Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately-owned company serving the global mining community.  Mr. Polman has a Bachelor of Science Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia.  Mr. Polman also began his public accounting experience with Deloitte LLP before venturing into private industry.

Page 128

Keith Neumeyer

Mr. Neumeyer has worked in the investment community for over 30 years.  He began his career at a number of Canadian national brokerage firms.  Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors.  His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring.  Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd.  He also founded and is currently the Chief Executive Officer of First Majestic Silver Corp., and he is the founder of First Mining.  Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Richard Lock

Mr. Lock is a veteran mining executive with more than 30 years of experience in project management, development and operations for major mining companies including Rio Tinto, Western Potash, DeBeers and Anglo American.  Mr. Lock is currently the Chief Executive Officer and a Director of Oroco Resource Corp.  His most recent prior roles include Senior Vice President and Project Director for the NorthMet mining project in Minnesota being developed by PolyMet Mining Corp., Construction Director for KAZ Minerals’ Peschanka open pit copper mine in Russia and executive and project director roles at Arizona Mining’s Hermosa Zinc Project in the United States.  Mr. Lock has been involved with numerous projects including Yara International’s Dallol potash project in Ethiopia, Western Potash’s Milestone potash project in Canada, and several of Rio Tinto’s projects including the Resolution and Keystone copper assets in the U.S. and the Diavik diamond mine in Canada’s Northwest Territories.  Mr. Lock holds a Bachelor of Science in Mining Engineering from Cardiff University in the United Kingdom.

Audit Committee oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on certain exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-approval policies and procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee approves all non-audit services in advance.

Page 129

External auditor service fees (by category)

PricewaterhouseCoopers LLP served as the Company’s external auditor for the years ended December 31, 2022 and December 31, 2021.  The aggregate fees billed by our external auditor during the years ended December 31, 2022 and December 31, 2021 are set out in the table below:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit fees (1)	$251,620	$220,318
Audit-related fees (2)	Nil	$46,858
Tax fees (3)	$101,562	$127,109
All other fees (4)	Nil	Nil
Total	$353,182	$394,285

(1)	Represents the aggregate fees billed and expected to be billed by our external auditor for audit services.

(2)

Represents the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit Fees”.

(3)	Represents the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice and tax planning.

(4)	Represents the aggregate fees billed for products and services provided by our external auditor other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Interests of experts

Auditor

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 29, 2023, in respect of the Company’s consolidated financial statements as at December 31, 2022 and December 31, 2021 and for each of the years then ended.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Conduct and the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Qualified persons

All technical and scientific information discussed in this AIF, including Mineral Resource and Mineral Reserve estimates for our material properties other than the Duparquet Project, has been reviewed and approved by Hazel Mullin, P. Geo., our Director, Data Management and Technical Services, who is a Qualified Person for the purposes of NI 43-101.

Page 130

All technical and scientific information discussed in this AIF that relates to the Duparquet Project, has been reviewed and approved by Louis Martin, P. Geo., a consultant of First Mining, who is a Qualified Person for the purposes of NI 43-101.

The following individuals prepared the Springpole Technical Report:

•	Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.;

•	Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.;

•	Roland Tosney, P.Eng., of AGP Mining Consultants Inc.;

•	Cameron McCarthy, P.Eng., P.Geo., P.Tech., of Swiftwater Consulting Ltd.;

•	Duke Reimer, P.Eng., Knight Pièsold Consulting Ltd.; and

•	Dr. Adrian Dance, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.

The following individuals prepared the Duparquet Technical Report:

•	Marina Iund, P.Geo., M.Sc., of InnovExplo Inc.;

•	Simon Boudreau, P.Eng., of InnovExplo Inc.;

•	Carl Pelletier, P.Geo., of InnovExplo Inc.; and

•	Guy Comeau, P.Eng., of Soutex Inc.

Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, and Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, Principal Consultants of Optiro Pty Limited, prepared the Cameron Gold Technical Report.

Each of the abovementioned firms or persons named in this section, “Qualified persons”, hold, as either a registered or beneficial holder, less than one percent of the outstanding securities of First Mining or of any associate or affiliate of First Mining.  None of the aforementioned firms or persons named in this section, “Qualified persons”, received any direct or indirect interest in any securities of First Mining or of any associate or affiliate of First Mining in connection with the preparation and review of any technical report or this AIF.  None of the aforementioned firms or persons named in this section, “Qualified persons”, nor any directors, officers or employees of such firms or persons, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of First Mining.

Additional information

You can find more information about First Mining under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Our most recent management information circular dated April 29, 2022 contains additional information on how our directors and officers are compensated, the principal holders of our securities, and the securities that are authorized for issuance under our equity compensation plans, and is available under our SEDAR profile at www.sedar.com.

For additional financial information about First Mining, see our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2022, which are also available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Copies of the above documents may be obtained from First Mining by contacting us at Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia  V6E 4A2, telephone:  1.844.306.8827.

The information listed above is not included as part of this Annual Information Form.

Page 131

Appendix A

FIRST MINING GOLD CORP.

AUDIT COMMITTEE CHARTER

1.	INTRODUCTION

(a)

The audit committee (the “Committee”) is appointed by the board of directors (the “Board”) of First Mining Gold Corp. (the “Company”) to be responsible for the oversight of the accounting and financial reporting process and financial statement audits of the Company.

(b)	This charter is prepared to assist the Committee, the Board and management in clarifying responsibilities and ensuring effective communication between the Committee, the Board and management.

2.	COMPOSITION

(a)	The Committee will be composed of three directors from the Board, a majority of whom will be independent (as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices).

(b)

All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.

Page 132

3.	RESPONSIBILITIES

The Committee has the responsibility to:

(i)	review and report to the board of directors of the Company on the following before they are publicly disclosed:

	(A)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company;

	(B)	the auditor’s report, if any, prepared in relation to those financial statements,

(ii)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;

(iii)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(iv)	recommend to the Board:

	(A)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

	(B)	the compensation of the external auditor,

(v)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(vii)	monitor the management of the principal risks that could impact the financial reporting of the Company;

(viii)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(ix)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

(x)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(xi)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings; and

(xii)	review, and report to the Board on its concurrence with the disclosure required by Form 52-110F2 – Disclosure by Venture Issuers in any management information circular prepared by the Company.

4.	AUTHORITY

(a)	The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

(b)

The Committee has the authority to communicate directly with and to meet with the external auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.

5.	REPORTING

(a)	The Committee will report to the Board on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Board meeting.

6.	EFFECTIVE DATE

(a)	This Charter was implemented by the Board on May 19, 2015.

Page 133